West Marine®

For your life on the water™


West Marine

2012 Proxy Statement & 2011 Annual Report

Our Mission is to be the best supplier of boating-related products and services that provide outstanding value to every Customer.

We are committed to providing an outstanding customer experience, so that every Customer regards us as an exceptional company and rewards us with their business.

We will provide an open, supportive, challenging, team-oriented environment where our Associates can achieve job satisfaction, professional and personal growth, and be compensated based on company and individual performance.

We will work to conserve marine resources, reduce our impact on the environment, and promote boating.

We will achieve superior financial returns for the benefit of our Associates, Customers and Shareholders

Dear West Marine Stockholder,

During 2011, the progress continued at West Marine.

In what was a not-very-robust boating market, we were able to grow, earn very good results, and position ourselves well for 2012.

Our new stores were successful. With greatly expanded assortments and much evolved shopping environments, our new Flagship stores performed well not just for us, but also for the Customers who shopped in them.

I hope that if you find yourself in South Florida, you'll make a visit to our 50,000 sq. ft. "Mega-Flagship". We're not aware of any boating store like it anywhere in the world. If you're so inclined, please drop me a line and let me know your reactions.

We made great strides in our For-the-Boater categories during 2011. Technical Apparel, Performance Apparel, Casual Apparel, Footwear and Apparel Accessories grew much faster than other portions of our assortment. Customers are responding to our expanded offerings of authentic, performance gear; whether it be private brands or global brands.

What is especially exciting about For-the-Boater is that it's still just under 7% balance of sales. Clearly, we have a great deal of opportunity ahead of us with this key strategy.

We are making good progress in product development with our private brands. From fishing tools to bottom paints, from marine electronics to innovative safety gear, from footwear to environmentally preferred chemicals...we're bringing high value and high performance products to the market that will provide Customers with more features, advantages, and benefits.

Whether it be our strong Balance Sheet or our strong Culture, we at West Marine are pleased with our progress in 2011 and are extremely excited about what we can accomplish in 2012.

We look forward to marking our progress with you at the same time next year.

Good Boating,

Geoff Eisenberg

Geoff Eisenberg
CEO

West Marine®

IMPORTANT ANNUAL MEETING INFORMATION

Stockholder Meeting Notice

Notice of West Marine, Inc. Annual Meeting of Stockholders and Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be Held on May 17, 2012

As permitted by Securities and Exchange Commission rules, you are receiving this notice that the Proxy Materials for the West Marine, Inc. Annual Meeting of Stockholders are available on the Internet. Follow the instructions below to view the Proxy Materials, to vote online or to request that a copy of the Proxy Materials be mailed to you. The items to be voted on and location of the Annual Meeting are on the reverse side. Your vote is important!

This communication presents only an overview of the more complete Proxy Materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the Proxy Materials before voting. The Proxy Materials, which consist of our 2012 Proxy Statement and our 2011 Annual Report to Stockholders, are available at:

www.envisionreports.com/WMAR

Easy Online Access — A Convenient Way to View Proxy Materials and Vote

When you go online to view these Materials, you can also vote your shares.

Step 1: Go to **www.envisionreports.com/WMAR** to view the Proxy Materials.
Step 2: Click on **Cast Your Vote** or **Request Materials**.
Step 3: Follow the instructions on the screen to log in.
Step 4: Make your selection as instructed on each screen to select delivery preferences and vote.

When you go online, you can also help the environment by consenting to receive electronic delivery of future Proxy Materials.

Obtaining a Copy of the Proxy Materials – If you want to receive a paper or e-mail copy of the Proxy Materials, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy as instructed on the reverse side on or before May 7, 2012 to facilitate timely delivery.

Stockholder Meeting Notice

West Marine, Inc.'s Annual Meeting of Stockholders will be held on May 17, 2012 at the company's support center located at 500 Westridge Drive, Watsonville, California, at 10:30 a.m. Pacific Time.

Proposals to be voted on at the meeting are listed below along with the Board of Directors' recommendations.

The Board of Directors recommends that you vote FOR all nominees and FOR Proposals 2-3:

1. To elect seven directors: Randolph K. Repass; Geoffrey A. Eisenberg; Dennis F. Madsen; David McComas; Barbara L. Rambo; Alice M. Richter and Christiana Shi.
2. To ratify the selection of Grant Thornton LLP, independent registered public accounting firm, as the independent auditors for the fiscal year ending December 29, 2012.
3. To approve, on an advisory basis, the compensation of the company's named executive officers.
4. To transact such other business as may properly come before the Annual Meeting.

Our Board of Directors has fixed March 19, 2012 as the record date for the Annual Meeting with respect to this proxy solicitation. Only stockholders of record at the close of business on that date are entitled to notice of and to vote at the Annual Meeting or any adjournments thereof.

PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your shares you must vote online or by telephone or request a paper copy of the Proxy Materials to receive a proxy card. If you wish to attend and vote at the meeting, please bring this notice with you.

Directions to the West Marine, Inc. Annual Meeting of Stockholders
to be held at the West Marine, Inc. support center, 500 Westridge Drive, Watsonville, CA 95076 Telephone 831-728-2700

From Highway 1 (CA-1)
North Bound – (From Monterey)
Take the Harkins Slough Road exit toward Green Valley Road. Turn right onto South Green Valley Road/Harkins Slough Road. At first light turn right onto Harkins Slough Road. Turn right onto Westridge Drive. Proceed to the end of Westridge Drive. The support center will be at the end of the street. Parking is available in front of the building.

From Highway 1 (CA-1)
South Bound – (From Santa Cruz)
Take the CA-152/Main Street exit. Turn right onto South Green Valley Road. At second light turn left onto Harkins Slough Road. Turn right onto Westridge Drive. Proceed to the end of Westridge Drive. The support center will be at the end of the street. Parking is available in front of the building.

Here's how to order a copy of the Proxy Materials and select a future delivery preference:

Paper copies: Current and future paper delivery requests can be submitted via the telephone, Internet or email options below.

Email copies: Current and future email delivery requests must be submitted via the Internet following the instructions below. If you request an email copy of current Proxy Materials, you will receive an email with a link to the Proxy Materials.

PLEASE NOTE: You must use the number in the shaded bar on the reverse side when requesting a set of Proxy Materials.

→ **Internet** – Go to **www.envisionreports.com/WMAR**. Click Cast Your Vote or Request Materials. Follow the instructions to log in and order a paper or email copy of the current meeting Proxy Materials and submit your preference for email or paper delivery of future meeting Proxy Materials.

→ **Telephone** – Call us free of charge at 1-866-641-4276 using a touch-tone telephone and follow the instructions to log in and order a paper copy of the Proxy Materials by mail for the current meeting. You can also submit a preference to receive a paper copy for future meetings.

→ **Email** – Send an email to investorvote@computershare.com with "Proxy Materials West Marine, Inc." in the subject line. Include in the message your full name and address, plus the number located in the shaded bar on the reverse, and state in the email that you want a paper copy of current meeting Proxy Materials. You can also state your preference to receive a paper copy for future meetings.

To facilitate timely delivery, all requests for a paper or email copy of the Proxy Materials must be received by May 7, 2012.

West Marine

IMPORTANT ANNUAL MEETING INFORMATION

Electronic Voting Instructions

You can vote by Internet or telephone!
Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the two voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 11:00 p.m., Pacific Time, on May 16, 2012.

Vote by Internet

- Log on to the Internet and go to **www.envisionreports.com/WMAR**
- Follow the steps outlined on the secured website.

Vote by telephone

- Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada any time on a touch tone telephone. There is **NO CHARGE** to you for the call.
- Follow the instructions provided by the recorded message.

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

Annual Meeting Proxy Card

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommends a vote FOR all the nominees listed and FOR Proposals 2 & 3.

1. To elect seven directors:

	For	Withhold		For	Withhold		For	Withhold
01 - Randolph K. Repass	☐	☐	02 - Geoffrey A. Eisenberg	☐	☐	03 - Dennis F. Madsen	☐	☐
04 - David McComas	☐	☐	05 - Barbara L. Rambo	☐	☐	06 - Alice M. Richter	☐	☐
07 - Christiana Shi	☐	☐						

	For	Against	Abstain
2. To ratify the selection of Grant Thornton LLP, independent registered public accounting firm, as the independent auditors for the fiscal year ending December 29, 2012.	☐	☐	☐
3. To approve, on an advisory basis, the compensation of the company's named executive officers.	☐	☐	☐

4. To transact such other business as may properly come before the Annual Meeting.

B Non-Voting Items

Change of Address — Please print new address below.

C Authorized Signatures — This section must be completed for your instructions to be executed. — Date and Sign Below

The signature should correspond exactly with the name appearing on the certificate evidencing your Common Stock. If more than one name appears, all should sign. Joint owners should each sign personally.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

72AV WMAR1

01F8LD

134231_More_Blanks_1_42154627/000003/000003/i

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — West Marine, Inc.

PROXY FOR 2012 ANNUAL MEETING OF STOCKHOLDERS — MAY 17, 2012

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Randolph K. Repass and Geoffrey A. Eisenberg, or either of them, each with power of substitution, as proxies of the undersigned, to attend the 2012 Annual Meeting of Stockholders of WEST MARINE, INC. to be held at the company's office located at 500 Westridge Drive, Watsonville, California, on May 17, 2012, at 10:30 a.m., Pacific Time, and any adjournment or postponement thereof, and to vote the number of shares the undersigned would be entitled to vote if personally present on the matters set forth on the reverse side, and upon such other business as may properly come before such meeting and any adjournment or postponement thereof.

This proxy will be voted as directed. In the absence of contrary directions, this proxy will be voted FOR the election of each of the seven director nominees listed on the reverse side, FOR ratification of the selection of Grant Thornton LLP as the independent auditors for the fiscal year ending December 29, 2012, FOR the approval of named executive officer compensation, and in the discretion of the proxy holder(s) on any matter that may properly come before the Annual Meeting or any adjournment or postponement thereof.

STOCKHOLDERS ARE URGED TO MARK, DATE, SIGN AND RETURN THIS PROXY PROMPTLY IN THE ENVELOPE PROVIDED, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES.

(Continued and to be voted on reverse side.)

West Marine®

Dear Fellow Stockholders:

You are cordially invited to attend the 2012 Annual Meeting of Stockholders of West Marine, Inc. to be held at our company support center, 500 Westridge Drive, Watsonville, California, on Thursday, May 17, 2012 at 10:30 a.m., Pacific Time ("Annual Meeting").

This year we are pleased to furnish proxy materials to you over the Internet. We believe that this e-proxy process expedites your receipt of our 2012 Proxy Statement and our 2011 Annual Report on Form 10-K (collectively, "Proxy Materials"), lowers our printing and delivery costs, and helps reduce our impact on the environment. Accordingly, you will receive only a one-page, double-sided notice (the "Notice"), being mailed to stockholders on April 5, 2012, regarding the Internet availability of our Proxy Materials. The Notice and Proxy Materials explain the matters indicated below to be voted on at our Annual Meeting and provide you with instructions for accessing the Proxy Materials and for voting in person via the Internet or by phone. This Notice also provides information on how you may obtain paper copies of our Proxy Materials free of charge, if you so choose. Please read the Notice so you will be informed about the business to be considered at the meeting. Your vote is important to us.

On behalf of the Board of Directors, I urge you take advantage of our Internet or telephone voting system as soon as possible, even if you plan to attend the Annual Meeting. Following are the proposals to be voted upon at the Annual Meeting:

(1) To elect seven directors;

(2) To ratify the selection of Grant Thornton LLP, independent registered public accounting firm, as the independent auditors for the fiscal year ending December 29, 2012;

(3) To approve, on an advisory basis, the compensation of our named executive officers (as defined in the accompanying proxy statement); and

(4) To transact such other business as may properly come before the Annual Meeting.

Our Board of Directors recommends that you vote "FOR" each of the proposals (1) through (3) above.

Sincerely,

Randy

Randolph K. Repass
Chairman of the Board

Watsonville, California
April 5, 2012

West Marine®

500 Westridge Drive
Watsonville, California 95076-4100
(831) 728-2700

PROXY STATEMENT

2012 Annual Meeting of Stockholders

Notice of Electronic Availability of Proxy Statement and Annual Report on Form 10-K.

As permitted by rules adopted by the Securities and Exchange Commission, we are making this proxy statement and our annual report on Form 10-K for the year ended December 31, 2011 (collectively, "Proxy Materials") available to our stockholders electronically via the Internet. On April 5, 2012, we mailed to our stockholders a Notice of West Marine, Inc. Annual Meeting of Stockholders and Important Notice Regarding the Internet Availability of Proxy Materials ("Notice") containing instructions on how to access these Proxy Materials and vote over the Internet or by phone. Stockholders as of the record date for this year's annual meeting should receive a Notice by mail and will not receive a printed copy of the Proxy Materials in the mail. If you would like to receive a printed copy of our Proxy Materials, instructions for ordering paper delivery of these Proxy Materials at no charge can be submitted via telephone, Internet or email in accordance with the instructions contained in the Notice.

Solicitation and Revocability of Proxies

Our Board of Directors ("Board" or, each member individually, a "Director") is furnishing this Proxy Statement to solicit proxies to be used at our Annual Meeting of Stockholders to be held on May 17, 2012 ("Annual Meeting"), at the time and place and for the purposes set forth in the Notice, and at any adjournment of the meeting. The Proxy Materials were first available for our stockholders to access online at *www.envisionreports.com/wmar* on April 5, 2012.

Each valid proxy received in time will be voted at the Annual Meeting in accordance with the choice specified, if any. Valid proxies include all properly executed written proxy cards and all properly completed proxies voted by telephone or over the Internet pursuant to this solicitation that were not later timely revoked. All proxies received that are executed but not voted will be voted as recommended by the Board.

Any proxy duly given pursuant to this solicitation may be revoked by you in accordance with the following procedures, at any time prior to the voting of the proxy at the Annual Meeting or any adjournment thereof. A proxy may be revoked (i) by written notice delivered to the Secretary of West Marine stating that the proxy is revoked, (ii) by a later dated proxy signed by the same person who signed the earlier proxy and delivered to the Secretary of West Marine, (iii) by using the telephone or Internet voting procedures before 11:00 p.m., Pacific Time, on May 16, 2012, or (iv) if you are the record holder of your shares, by attendance at the Annual Meeting and voting in person. Attendance at the Annual Meeting will not in and of itself constitute a revocation of a proxy.

Purposes of the Annual Meeting

Our Annual Meeting will consider the important matters outlined in the Notice. We are providing the Proxy Materials to you in connection with the solicitation of proxies by our Board. Our Board asks that you authorize your proxies to vote as the Board recommends.

Voting by Proxy

You may vote your shares in one of the following ways: (1) if you are the record holder of your shares, in person at the Annual Meeting; (2) if you request and receive your Proxy Materials by mail, you may vote by completing, signing and returning your proxy card to us in the postage-paid envelope provided with the Proxy Materials; (3) by voting electronically using a touch-tone telephone at 1-800-652-8683; or (4) by using the Internet to vote your shares at *www.envisionreports.com/wmar*. If you vote over the Internet, you may incur costs such as telephone and Internet access charges for which you will be responsible. If you choose to use the Internet or telephone to vote, you must do so by 11:00 p.m., Pacific Time, on May 16, 2012, the day before our Annual Meeting takes place.

Delaware law permits electronically transmitted proxies, provided that each such proxy contains, or is submitted with, information from which the inspector of election can determine that such proxy was authorized by the stockholder. The voting procedures available to registered stockholders for the Annual Meeting are designed to authenticate each stockholder by use of a control number, to allow stockholders to vote their shares, and to confirm that their instructions have been properly recorded.

If you choose to vote by mail, you may vote by completing and signing the proxy card that you request and promptly mailing it. The shares you own will be voted according to the instructions on the proxy card you mail. If you sign and return the proxy card, but do not give any instructions on a particular matter described in this Proxy Statement, the shares you own will be voted in accordance with the recommendations of our Board. If you choose to vote by mail, your vote must be received by 10:00 a.m., Pacific Time, on May 17, 2012.

If the shares you own are held in "street name" by a bank or brokerage firm, your bank or brokerage firm, as the record holder of your shares, is required to vote your shares according to your instructions. In order to vote your shares, you will need to follow the directions your bank or brokerage firm provides you. Many banks and brokerage firms also offer the option of voting over the Internet or by telephone, instructions for which would be provided by your bank or brokerage firm on your vote instruction form.

Voting Securities

Only stockholders of record on our books as of the close of business on March 19, 2012, which has been fixed as the record date in accordance with our bylaws, will be entitled to vote at the Annual Meeting.

As of the close of business on March 19, 2012, there were outstanding 23,068,599 shares of our common stock, each share of which is entitled to one vote. The presence at the Annual Meeting in person or by proxy of holders of a majority of the issued and outstanding shares of common stock will constitute a quorum for the transaction of business at the Annual Meeting or any adjournment thereof, unless notice of the adjournment provides otherwise in accordance with our bylaws. Of the shares present at the Annual Meeting, in person or by proxy, and entitled to vote, the affirmative vote of the majority is required for the election of each Director, to ratify the selection of our independent registered public accounting firm for the fiscal year ending December 29, 2012 ("fiscal year 2012"), and to approve, on an advisory basis, the compensation of our Named Executive Officers (defined in the section entitled "Governance Principles and Practices/Ethics and Governance" on page 11 of this proxy statement). We refer to each matter subject to a vote as a "Proposal," or collectively the "Proposals."

If you are a beneficial owner and hold your shares in "street name" through a broker and do not return the voting instruction card, or otherwise do not instruct the broker with respect to a particular proposal, the broker or other nominee will determine if it has the discretionary authority to vote on a particular proposal. Under applicable rules, brokers have the discretion to vote on routine matters, such as the ratification of the selection of accounting firms, but do not have discretion to vote on non-routine matters, including the election of directors. Accordingly, a broker non-vote occurs if the broker has indicated on the proxy card that it does not have discretionary authority to vote on a particular proposal.

With respect to the election of our Directors, you may vote "For" or "Withhold" your vote with respect to each nominee. For the proposal to ratify the selection of Grant Thornton LLP as our independent registered public accounting firm for fiscal year 2012 and to approve, on an advisory basis, the compensation of our Named Executive Officers, you may indicate "For," "Against" or "Abstain."

With respect to all three Proposals, an abstention will have the effect of a vote against the applicable Proposal. Similarly, if a broker indicates on the proxy that it does not have discretionary authority to vote on a particular Proposal, such broker non-votes will have the same effect as a vote against the applicable Proposal.

Votes cast in person or by proxy at the Annual Meeting will be tabulated by the election inspector appointed for the meeting, and the election inspector will determine whether or not a quorum is present. For purposes of determining the presence of a quorum, the election inspector will treat abstentions and broker non-votes as shares that are present. Additionally, the election inspector will separately count "For," "Withhold" and broker non-votes with respect to each Director nominee, and, with respect to Proposal Nos. 2 and 3, "For" and "Against" votes, abstentions and broker non-votes.

Accordingly, if you own shares through a nominee, such as a broker or bank, please be sure to instruct your nominee how to vote to ensure that your vote is counted on each of the Proposals.

ELECTION OF DIRECTORS

(Proposal No. 1)

Seven Directors are to be elected at the Annual Meeting to hold office until the 2013 Annual Meeting of Stockholders or until their respective successors have been elected and qualified. The persons named below are nominees for election, and each of the nominees is currently a Director and all were elected by stockholders our 2011 Annual Meeting of Stockholders ("2011 Annual Meeting"), other than Ms. Shi, who was appointed by our Board on September 15, 2011. The persons named as proxies intend (unless authority is withheld) to vote for the election of all the nominees as Directors.

Our Board has no reason to believe that any nominee for Director would be unable or unwilling to serve as a Director if elected. If at the time of the Annual Meeting, or any adjournment thereof, any nominee is unable or unwilling to serve as a Director of West Marine, the persons named as proxies intend to vote for such substitute nominee as may be nominated by our Governance and Compensation Committee and approved by our Board or as otherwise directed by our Board, unless directed by the stockholder to do otherwise.

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE ELECTION OF EACH OF THE NOMINEES.

Under our bylaws, our Board has the authority to determine the size of the Board and to fill vacancies. Currently, our Board is comprised of eight Directors, however, one of our independent Directors, Peter Roy, has declined to stand for re-election. Accordingly, the Board has approved a reduction in its size to seven Directors, to be effective as of the date of the Annual Meeting.

The company requires its Directors to possess the experience and skills necessary to oversee the management of the company in the interest of the company and its stockholders. Our Board will consider for nomination candidates who: have embodied integrity and ethical conduct in their personal and professional lives; have demonstrated the exercise of good business judgment; are able and willing to devote the necessary amount of time to our affairs, including attendance at Board meetings, Board committee meetings and annual stockholder meetings; and are committed to overseeing and fostering sound, long-term growth of the company. When considering a current Director for re-nomination as a director, the Board will consider, among other factors, the attendance, preparedness, participation and candor of the individual, as well as the individual's recent service as a Director in light of the above-mentioned criteria. Each of the nominees discussed below is an incumbent Director recommended for re-election by our Governance and Compensation Committee, and our Board believes that these current Directors meet the foregoing criteria and effectively serve the company. The description of each nominee set forth below includes biographical information, including their occupations, employment history, business experience, director positions held currently or at any time during the last five years, information regarding involvement in certain legal or administrative proceedings, if applicable, and the experiences, qualifications, attributes or skills that caused our Governance and Compensation Committee and our Board to conclude that each Director should continue to serve on the Board.

Nominees for Director	Business Experience During Past Five Years, Qualifications and Other Information
Randolph K. Repass	Mr. Repass, 68, has served as Chairman of the Board since the company's founding in 1968. He also has served as Chief Executive Officer, from 1968 to April 1995 and from July 1998 to November 1998, and as President, from 1968 to 1990 and from August 1993 to March 1994. Mr. Repass served as a member of the board of New England Ropes, Inc. until June 30, 2007. He also has served as a director and President of Sail America, the sailing industry association, and as a director of the National Marine Manufacturers Association. Mr. Repass' boating background includes sailboat racing and cruising on sail and power boats. Mr. Repass, as the founder of West Marine and one of its major stockholders, defines the company and its mission statement and values. He is being re-nominated as a Director because his vision, knowledge of the industry, understanding of the business and our customers needs, combined with his strategic insight, are invaluable in guiding our Board and management in realizing our mission, in balancing short and long term goals, and in enhancing value for all of our stockholders.
Geoffrey A. Eisenberg	Mr. Eisenberg, 59, has served as a Director since 1977 and was appointed our Chief Executive Officer and President in December 2007. Mr. Eisenberg also served West Marine in numerous senior executive positions from 1976 until 1994, giving him a broad perspective and an in-depth understanding of most areas of the organization. From January 1995 to December 2000, Mr. Eisenberg served as a senior consultant to West Marine. From December 2000 until December 2007, Mr. Eisenberg was a part-time, on-call employee of West Marine, available for special projects. Mr. Eisenberg served as Chief Executive Officer of Salz Leathers Inc. from December 2000 until December 2007 and, from 1997 until 2000, he served as Chief Executive Officer of Greenhorn Creek Associates, a real estate and golf development company. Prior to his appointment as West Marine's Chief Executive Officer and President, Mr. Eisenberg was a consultant and advisor to a number of companies, specializing in chief executive officer training and professional management development. Mr. Eisenberg's most recent directorships included serving on the board of directors of LiveOps Inc., a privately-held tele-services company, until the end of July 2008, and Logispring Investments, a supply chain venture capital investment company, until January 2010. Since that time, Mr. Eisenberg has not served on any other company boards. He currently is a member of the advisory board of a non-profit organization, the Retail Management Institute at Santa Clara University. An experienced sailor, Mr. Eisenberg has substantial experience in both local and long-distance ocean racing and cruising. Mr. Eisenberg is being re-nominated as a Director because, among his other qualifications and in addition to being our Chief Executive Officer, Mr. Eisenberg's extensive career with West Marine and his consulting work in professional management, adds unique experience and insight into all areas of our operations, including strategic business development, expertise in the boating industry and customer service, as well as professional development. Additionally, with his demonstrated leadership skills, Mr. Eisenberg has led the restructuring efforts and strategic plan implementation for the company which has resulted in three consecutive years of profitability in a challenging environment.
Dennis F. Madsen	Mr. Madsen, 63, has served as a Director since 2010, and is a member of our Governance and Compensation Committee. Mr. Madsen served as President and Chief Executive Officer from April 2000 to March 2005, of Recreational Equipment, Inc. ("REI"), a retailer and online merchant of outdoor gear and equipment. Mr. Madsen also served as REI's Executive Vice President and Chief Operating Officer from 1987 to March 2000, and prior to that, held

Nominees for Director	Business Experience During Past Five Years, Qualifications and Other Information
	numerous positions throughout REI. Mr. Madsen serves on the board of directors and as a member of the compensation and audit committees of Alaska Air Group (parent company of Alaska and Horizon Airlines), and on the boards of Alaska Airlines and Horizon Air. In addition, he serves on the board of a private company, Evolucion Innovations, Inc. (evo.com), on which he serves as Chairman. Mr. Madsen also serves as Chairman of the Board of Trustees of Western Washington University, and on the boards of two other non-profit organizations, Islandwood and the Youth Outdoors Legacy Fund. Mr. Madsen has spent the last 22 years sailing throughout the Pacific Northwest and Canadian waters. Recently spending five years on a live-aboard, Mr. Madsen has a keen understanding of boater needs and lifestyle. Mr. Madsen is being re-nominated as a Director because, among his other qualifications, he has demonstrated proven leadership capability and knowledge of the complex operational and financial issues facing an organization such as West Marine. His experience on other public company boards and in leading a customer-service driven organization, and his knowledge of compensation and governance trends and best practices, also makes him a valuable contributor in all operational risks and strategies facing the company, and in executive compensation and leadership development.
David McComas	Mr. McComas, 69, has served as a Director since 1996, is a member of our Governance and Compensation Committee and also serves as our Board's presiding independent director. Mr. McComas served as President and Chief Executive Officer from July 2001, and as Chairman from January 2004, of Eye Care Centers of America, Inc., until his retirement on December 31, 2007. Mr. McComas also had served as its President and Chief Operating Officer from July 1998 to July 2001. From June 1991 to July 1998, Mr. McComas served as Western Region President and Corporate Vice President and held several other senior management positions with Circuit City Stores, Inc. Mr. McComas has been a boater since acquiring his first boat when he was 12 years old and his boating background includes cruising on sail and power boats. As an avid fisherman, he has participated in various saltwater bill fishing tournaments over the years on both the east and west coasts. Mr. McComas is being re-nominated as a Director because, among his other qualifications, he has demonstrated experience in a high-growth, multi-product retailer, including sales, marketing and merchandising expertise, which makes him a valuable contributor in all operational risks and strategies facing the company, and in executive compensation and leadership development. Additionally, in his role as presiding independent director, Mr. McComas has been instrumental in providing guidance, structure and oversight of our independent director's responsibilities.
Barbara L. Rambo	Ms. Rambo, 59, has served as a Director since November 2009 and is the Chair of our Governance and Compensation Committee and a member of our Audit Committee. Prior to becoming a Director, Ms. Rambo served as a consultant to the Board from September 2008 to November 2009. Ms. Rambo also serves on the boards of the following public reporting companies: as a director, the chair of the finance committee and member of the compensation, executive, and nominating and governance committees of PG&E Corporation, as a director and member of the executive committee of Pacific Gas and Electric Company, and as a director and member of the compensation and governance committees of International Rectifier Corporation. Ms. Rambo also serves as a director and member of the compensation and audit committees of UnionBanCal Corporation, a non-public, wholly-owned subsidiary of Mitsubishi UFJ Financial Group, Inc. Ms. Rambo was previously a director and member of the audit and executive compensation

Nominees for Director	Business Experience During Past Five Years, Qualifications and Other Information
	committees of Gymboree Corporation from 1995 to 2007. Since October 2009, Ms. Rambo has served as the Chief Executive Officer of Taconic Management Services, a management consulting and services company formed to manage her corporate board activities. She has held numerous executive leadership positions in the financial services and technology sectors, and has developed skills in corporate finance, capital markets, sales and marketing, operations and executive management. Ms. Rambo has served as Vice Chair of Nietech Corporation, a payments technology company, from October 2006 to October 2009, and its President and Chief Executive Officer from November 2002 until October 2006. She served as Chairman and Chief Executive Officer of OpenClose Technologies, a financial services technology company, from July 2001 to December 2001 and from January 2000 to June 2001, respectively. Ms. Rambo also served as Group Executive Vice President and Head of National Commercial banking of Bank of America from 1993 to 1998 and held various positions of responsibility with the bank since 1974. She is a sculler and sails in San Francisco and the Caribbean. Ms. Rambo is being re-nominated as a Director because of the depth of her experience as an executive with companies in the financial services and technology sectors and her experience on other public company boards, which provides us with insight into the banking industry and strategic business development. In addition, due to her experience with executive compensation, leadership development and corporate governance practices, Ms. Rambo has led the restructuring of our Executive compensation program to include best practice components, including multiple performance-based metrics, to better align the interests of our Executives with those of our stockholders.
Alice M. Richter	Ms. Richter, 58, has served as a Director since 2005 and is the chair of our Audit Committee. Ms. Richter was a certified public accountant with KPMG LLP for 26 years, until her retirement in June 2001. She joined KPMG's Minneapolis office in 1975 and was admitted to the KPMG partnership in 1987. During her tenure at KPMG, Ms. Richter served as the National Industry Director of KPMG's U.S. Food and Beverage practice and also served as a member of the Board of Trustees of the KPMG Foundation from 1991 to 2001. Ms. Richter also serves on the board of directors of: G&K Services, Inc., a public reporting company, where she is chair of the audit committee; BlueStem Brands, Inc. (formerly Fingerhut Direct Marketing, Inc.), a privately-held company, which she joined in 2007 and serves as chair of the audit committee; and Thrivent Financial for Lutherans, a non-profit financial services membership organization, which she joined in 2007 and serves as a member of the audit committee and governance committee. As an avid water skier, she is never far from a boat. Ms. Richter is being re-nominated as a Director because with her long career in public accounting and expertise in the accounting and finance areas, including a client-base in the retail industry, her experience in international operations, her service on another public company board, and her experience in reviewing internal controls, tax saving strategies, potential fraud, acquisitions and reorganizations, she possesses a keen understanding of complex financial accounting issues which provides the Board with an overall business and financial leadership perspective.
Christiana Shi	Ms. Shi, 52, was appointed to our Board and our Audit Committee in September 2011, upon the recommendation of our Governance and Compensation Committee. Since October 2010, Ms. Shi has served as vice president and chief operating officer of NIKE, Inc.'s global direct-to-consumer division. In this role, she is responsible for the division's global store, real estate, finance, information technology and supply chain operations. From 2000 to 2010, Ms. Shi was director

Nominees for Director	Business Experience During Past Five Years, Qualifications and Other Information
	and senior partner of McKinsey & Company, Inc., a global management consulting firm, and she was a principal (partner) at McKinsey from 1994 to 2000. Prior to 1994, she held numerous positions throughout McKinsey. From 1981 to 1984, Ms. Shi also held numerous positions at Merrill Lynch & Company, Inc. In addition, she currently serves on the board of the following non-profit organizations: the Stanford Parent's Advisory Board; the Clayman Institute for Gender Studies; and the Orange County United Way Women's Philanthropy Society. Ms. Shi holds a B.A. in international relations and economics from Stanford University, and has her M.B.A from Harvard University. As a chief operating officer of NIKE, Inc.'s direct-to-consumer division, and as a former senior partner at McKinsey & Company, Ms. Shi has a unique global perspective acquired through 20 years of work on four continents across an extensive array of consumer brands and retailer operations. Further, her experience and expertise in global retail expansion, category strategy, new concept development, store operations, inventory management, performance transformation and the direct/e-commerce business makes her well-qualified to serve on our Board and on our audit committee.

Board of Directors and Committees

During fiscal year 2011, the Board held five meetings. The Board has an Audit Committee and a Governance and Compensation Committee. Most of our Directors attended 100% of the Board meetings and the meetings of the committees on which they served, and all Directors attended at least 80% of the total number of such Board and committee meetings held during fiscal year 2011.

The nominating functions are performed by our Governance and Compensation Committee.

The table below reflects the current membership of each committee and the number of meetings held by each in fiscal year 2011:

Director	Audit	Governance & Compensation (includes nominating function)
Peter Roy	X	
David McComas		X*
Alice M. Richter	X**	
Barbara L. Rambo	X	X**
Dennis F. Madsen		X
Christiana Shi	X***	
Total 2011 Meetings	**12**	**5**

* Also serves as Presiding Independent Director

** Committee Chair

*** Joined the Audit Committee on September 15, 2011.

The Board has affirmatively determined that Mmes. Richter, Rambo and Shi and Messrs. Madsen and McComas are each independent directors, as defined by the NASDAQ Stock Market rules.

Each Director is expected to attend and participate in, either in person or by means of telephonic conference, all scheduled Board meetings and meetings of committees on which such Director serves, unless attendance is excused due to unavoidable conflict, medical issues/illness, family emergencies or other valid excuse. All members of the Board attended our 2011 Annual Meeting, and members of the Board are encouraged to attend our Annual Meeting of Stockholders each year.

Stockholder Communications

West Marine has developed the following policy statements: *Internal Process for Handling Communications to Directors (Non-Audit Committee)* and *Internal Process for Handling Communications to the Audit Committee.* These policy statements describe West Marine's process for collecting, organizing and relaying communications from its associates, stockholders and other interested parties to members of the Board or members of the Board's standing committees. Such communications can be sent by writing to the following address:

West Marine, Inc.
c/o Secretary
500 Westridge Drive
Watsonville, California 95076

Stockholders and other interested parties also may email members of the Board at bod@westmarine.com.

As described in the director communication policy statements, the company's Secretary will summarize all correspondence, if any, directed to our Board and forward summaries to the Board if and when such correspondence is received. Directors may, at any time, request copies of any such correspondence. Communications may be addressed to the attention of the Board, a standing committee of the Board, or any individual member of the Board or a committee. Communication that is primarily commercial in nature or relates to an improper or irrelevant topic may be filtered out and disregarded (without providing a copy to the Directors or advising them of the communication), or may otherwise be handled in the Secretary's discretion. Additionally, the Secretary may handle routine business communications and will provide a copy of the original communication to the Chairman of the Board (or to the presiding independent Director, or to the chair of the appropriate Board committee) and advise such Director of any action taken.

Our associates, stockholders and other interested parties may report any concerns about company activities, including concerns regarding accounting, internal control over financial reporting or auditing matters, violations of any rule or regulation of the Securities and Exchange Commission or any provision of federal law relating to fraud against stockholders, and violations of matters covered by our *Codes of Ethics* described below, to a number of internal resources, including our General Counsel or our Internal Auditor. Alternatively, such concerns may be reported directly to any regulatory agency having jurisdiction over the reported concern or anonymously through our "Network Hotline" by calling 1-800-241-5689. A summary report regarding any matters directly or anonymously reported will be delivered to the Audit Committee and handled in accordance with procedures established by the Audit Committee with respect to such matters. A copy of each director communication policy statement is available on our website at *http://www.westmarine.com/* under "Investor Relations," or a printed copy can be obtained by writing to the Secretary, West Marine, Inc., 500 Westridge Drive, Watsonville, California 95076.

Codes of Ethics

West Marine has a *Code of Ethics* that covers all associates and Directors and includes provisions regarding proper business conduct and ethics ranging from restrictions on gifts, compliance with applicable law and avoidance of conflicts of interest, and an additional *Code of Ethics for Senior Financial Officers* (which covers our Chief Executive Officer, Chief Financial Officer, Controller, Assistant Controller and other associates performing similar functions). Each code is reviewed at least annually by the Board to assess the adequacy of their respective provisions and compliance with regulations. A copy of each code is available on our website at *http://www.westmarine.com/* under "Investor Relations," or a printed copy can be obtained by writing to the Secretary, West Marine, Inc., 500 Westridge Drive, Watsonville, California 95076.

Governance Principles and Practices

Our Board and our management team have long believed that good governance is important to ensure that our company is managed for the long-term benefit of our stockholders. Over the years, our company has had in place good business practices designed to support this commitment and to maintain the highest level of governance. Our Board has approved and adopted our *Governance Principles,* the respective charters of our Audit Committee and our Governance and Compensation Committee, and our Codes of Ethics, each of which provide the framework for governance of our company. Additionally, a majority of our Directors are required

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to meet the applicable criteria for Director independence, and all members of our Audit Committee and Governance and Compensation Committee must meet the applicable independence criteria for membership on an audit committee, compensation committee or nominations committee (as appropriate), as established by the NASDAQ Stock Market, as well as all other independence criteria required under applicable law. In this regard, our Board considers all relevant facts and circumstances related to transactions and relationships between each Director or Director nominee (and his or her immediate family and affiliates) and the company and its management to determine whether any such relationships or transactions would prohibit a Director or a Director nominee from being independent. Management and the Board periodically review our governance policies and practices, monitoring changes in the law and developments in this area by various authorities active in governance.

The following sets forth our governance principles and practices:

- *Board of Directors*:
  - The number of current Directors is eight, consisting of six independent Directors (75%), our Chairman of the Board, who is a non-management Director, and our Chief Executive Officer. As a result of one independent director not standing for re-election, after the Annual Meeting, the Board size will be reduced to seven members, of which five will be independent Directors (71%);
  - Terms in office for all Directors are set at one year, rather than staggered;
  - Our by-laws contain provisions for a simple majority stockholder vote for election of our Board of Directors, for charter or bylaw amendments and for special meetings called by, and action to be taken by written consent of, stockholders;
  - Performance of the Board (and each of its committees) is reviewed annually, with oversight by our Governance and Compensation Committee;
  - In lieu of a mandatory age or term limit, Directors submit a letter of resignation for review annually by our Governance and Compensation Committee and our Chairman of the Board in connection with the evaluation of Board and committee performance;
  - Directors must submit a letter of resignation upon a job change;
  - Our Governance and Compensation Committee has established guidelines for new Director nominees;
  - A procedure exists for stockholder nominations of Directors;
  - A procedure exists for determining the independence of Director nominees;
  - Written director communication policy statements exist for communication to Directors by stockholders, associates and other interested parties;
  - A procedure exists for determining whether Audit Committee members are financial experts under Securities and Exchange Commission rules and financially sophisticated under NASDAQ rules;
  - Non-management Directors regularly hold executive sessions separate from management;
  - Members of our Board may not serve as directors for more than four public companies;
  - All Directors attend scheduled board, committee, and annual meetings of stockholders, except where the failure to attend is due to an unavoidable conflict, medical issues/illness, family emergencies or other valid excuse;
  - Our organizational documents do not contain "poison pill" provisions;
  - No provisions exist for retirement plans for Directors, and the company offers no pension plans for Director participation; and

- A new director orientation program exists for each new individual joining our Board which outlines the role and responsibilities of the Board and the company's operations, and as part of this orientation, new Directors have opportunities to meet with our management team.

- *Leadership of the Board*:
  - By policy, the positions of Chairman and of Chief Executive Officer are held by two different persons;
  - Our Board has determined that having separate persons filling the role of Chairman and Chief Executive Officer best fulfills the Board's duties and responsibilities with respect to oversight of our management and the direction and operations of the company. In addition, our Board feels that our current Chairman, Mr. Repass, as our founder and having previously served as our Chief Executive Officer, has the experience and familiarity with West Marine and the boating industry generally to effectively serve the Board and the company in his leadership role with the Board; and
  - One of our independent Directors serves as the presiding independent director who sets the agenda for and leads executive sessions of the independent Directors, serves as a liaison between our Chairman and the independent Directors, has the authority to call meetings of the independent Directors, presides over other matters as directed by the Board, and is available for consultation and direct communication with our major stockholders.

- *Committees of the Board of Directors*:
  - Each committee of the Board has a governing charter, each of which is subject to review on an annual basis;
  - Our Internal Auditor reports directly to the Audit Committee;
  - Our independent registered public accounting firm, Grant Thornton LLP, reports directly to the Audit Committee;
  - Our Audit Committee's appointment of our independent registered public accounting firm is ratified by our stockholders;
  - Our Board of Directors and its committees meet at least quarterly;
  - Our Audit Committee chair is a financial expert;
  - Both standing committees of the Board are comprised solely of independent Directors;
  - No interlocks exist between Governance and Compensation Committee members or between such members and any of our executive officers; and
  - Our Audit Committee meets with management, our independent auditors and our internal auditor prior to the filing of officers' certifications with the Securities and Exchange Commission to receive information concerning, among other things, any significant deficiencies in the design or operation of internal control over financial reporting.

- *Ethics and Governance*:
  - A *Code of Ethics* for all Directors and associates and an additional *Code of Ethics for Senior Financial Officers* have been adopted and are posted on our website;
  - Our *Governance Principles*, which outline our governance practices, including the role and responsibilities of the Board, and each of its standing committees, are posted on our website;

- Pursuant to our *Related Party Transaction Policy*, our Audit Committee reviews and approves all related party transactions with our Directors and our executive officers (i.e., our Chief Executive Officer, our Chief Financial Officer, our Executive Vice President of Stores, Port Supply and Direct-to-Customer and our Executive Vice President of Merchandising, Replenishment and Logistics, each of whom is named in the Summary Compensation Table below and collectively are referred to as our "Named Executive Officers");

- Loans from the company are prohibited to our Directors, Named Executive Officers and all vice presidents at the assistant vice president level and above (all of whom, collectively with our Named Executive Officers, are referred to as our "Executives");

- Pursuant to our *Policy for Pre-Approval of Independent Auditor Audit and Non-Audit Services*, audit and non-audit services to be performed by our independent auditors must be pre-approved by the Audit Committee; in this regard, our Audit Committee considers the appropriate ratio between the total amount of fees for audit, audit-related and tax services and the total amount of fees for certain permissible non-audit services, classified as all other services, to ensure that non-audit fees paid to the independent auditor are not excessive; and

- Our *Whistleblower Policy and Procedures* relating to corporate reporting and disclosure, accounting and auditing controls and procedures, securities compliance, violation of company policies, violation of laws and other matters pertaining to fraud against stockholders is posted on our website. This policy provides for anonymous reporting procedures available for use by our associates and others through a hotline operated by a third party and procedures through which any such reporting is forwarded to our Audit Committee.

- *Compensation, Stock Ownership and Succession Planning*:

  - Comparable compensation analysis is performed periodically for our Directors and Executives, including the retention of outside consultants for such analysis as necessary;

  - Our Board periodically evaluates and approves succession planning for our Named Executive Officers; and

  - Our Governance and Compensation Committee oversees the compensation practices for our Executives, including the establishment of pre-determined goals for bonus awards to Executives and a *Stock Ownership Policy* for our Directors and Executives at the senior vice president-level and above. For more information on our Executive compensation practices and our *Stock Ownership Policy*, see the "Governance and Compensation Committee/Executive Compensation" and "Compensation Discussion and Analysis" sections of this proxy statement beginning on pages 18 and 19, respectively.

- *Other*:

  - Our *Insider Trading Policy* establishes trade pre-clearance requirements for Directors, Executives and other key associates, and procedures for compliance with the electronic reporting requirements of the Securities and Exchange Commission;

  - Our disclosure committee, comprised of certain Executives and other management-level associates, assists our Chief Executive Officer and our Chief Financial Officer in the design, development, implementation and maintenance of our internal control over financial reporting and disclosure controls and procedures, which are designed to ensure that information required to be disclosed in the reports that we file with or submit to the Securities and Exchange Commission is recorded, processed, summarized and reported on a timely basis;

  - Our *West Marine Information Disclosure Policy-Investment Community*, which is posted on our website, is designed to ensure the fair and timely public disclosure of material information about West Marine in compliance with Regulation FD adopted by the Securities and Exchange Commission;

- A corporate governance section of our website provides investors with current information, which includes a link to real time filings with the Securities and Exchange Commission and the ability for investors and other interested parties to receive automatic email notification of all such filings;

- Our Board and its committees have the clear ability to hire their own advisors as they deem necessary; and

- A number of our Directors attend continuing education programs.

Our *Governance Principles*, which cover areas such as Director responsibilities and qualifications, management leadership and succession, and Board access to management, is available on our website, at http://www.westmarine.com/ under "Investor Relations," or a printed copy can be obtained by writing to the Secretary, West Marine, Inc., 500 Westridge Drive, Watsonville, California 95076.

Risk Oversight

Our company is subject to a variety of risks, which generally include any undesired event or outcome that could affect our ability to achieve our objectives or adversely impact our business, operations or financial condition. Some risks can be readily perceived and even quantified, while others are unexpected or unforeseeable. Our management is responsible for assessing and managing the company's risk profile. In this regard, risks are considered as part of our company's business strategies and operations. Recognizing that it is neither possible nor prudent to eliminate all risk, our Board oversees and reviews certain aspects of our risk management efforts.

To address risks, our management periodically performs an enterprise risk assessment designed to assist in the identification, assessment and monitoring of high risk areas to the company, including, without limitation, strategic, financial, operating and regulatory compliance risks, and to share information and efforts to mitigate these risks. In addition, our management has formed several steering committees (including a real estate steering committee to monitor our real estate optimization strategy, and an information technology steering committee to oversee our capital expenditures and capital project management) and has established a number of other policies (including a *Delegation of Authority Policy* and a *Contract Review and Signing Authority Policy*) which provide proper levels of review and control of expenditures designed to safeguard company assets, to minimize risks and to ensure the appropriate segregation of duties.

Additionally, annually, our Board reviews the company's strategic business plans, which includes evaluating the objectives of and risks associated with these plans and their potential impact on the company (e.g., competitive, industry, economic, financial, and other operating risks), and while the Board has ultimate responsibility for risk oversight, the committees of the Board assist the Board in fulfilling its oversight responsibilities in certain areas of risk.

Our Audit Committee focuses on financial risk exposures, including credit and liquidity risks and our internal control over financial reporting, and discusses with management, our internal auditor and our independent registered public accounting firm our policies with respect to risk assessment and risk management, including the risk of fraud. Our Audit Committee monitors risk related to our internal accounting staff, our internal auditor and our external independent registered public accounting firm. Our Audit Committee, as reflected in its charter, also reviews with management, our internal auditor and our independent registered public accounting firm our financial statements and our certification process for periodic reports, oversees our internal auditor and our independent registered public accounting firm, periodically reviews with management, our internal auditor and our independent registered public accounting form the adequacy and effectiveness of our internal control over financial reporting and potential for exposure to fraud and meets periodically with management to review our major financial exposures and the steps management has taken to monitor and control such exposures. Our Audit Committee also assists the Board in fulfilling its duties and oversight responsibilities relating to any related party transactions as well as to our compliance and ethics programs by its administration of our *Whistleblower Policy and Procedures*.

Our Governance and Compensation Committee assists our Board in fulfilling its oversight responsibilities with respect to the management of risks arising from our compensation policies and programs. Our Committee has evaluated and determined that our current compensation policies, plans, programs and practices are appropriately balanced and do not create risks that are reasonably likely to have a material adverse effect on our company. In making this determination, our Committee reviewed and assessed with management and the independent compensation consultant retained by our Committee, Frederic W. Cook & Co., Inc. ("FW Cook"), our compensation policies and plans, including the design, payment methodology, potential payment volatility, relationship to our financial results, length of performance period, risk mitigation features, performance measures and goals, oversight and controls, and plan features and values compared to market practices. Moreover, our Committee considered the following compensation programs attributes as mitigating risk-taking incentives:

(i) Our Executive compensation program is overseen by our Governance and Compensation Committee, which is comprised solely of independent Directors;

(ii) Base salaries payable to our Executives and other associates are fixed and do not create any incentive for risk-taking;

(iii) Our incentive-based cash compensation program, including that for our Executives, contains a blend of performance measures designed to motivate sustained performance in key strategic areas and has a capped payout. Additionally as our profitability improved in 2010, our Governance and Compensation Committee increased the threshold which must be realized for our 2011 bonus payment;

(iv) 50% of our long term incentives are awarded in the form of restricted stock units, which we believe adds additional risk mitigation characteristics and also encourages preservation of current share values; and

(v) Our *Stock Ownership Policy* serves to ensure that our Directors and Executives subject to the Policy are committed to long-term performance and sustained stock price growth.

Our Chief Executive Officer and our Governance and Compensation Committee believe that the foregoing ensure that our compensation programs do not create incentives with respect to individual or collective behavior that are reasonably likely to have a material adverse effect upon either our risk profile or our overall approach to risk management.

Audit Committee

The members of our Audit Committee during 2011 were Alice M. Richter, Barbara L. Rambo, Peter Roy and Christiana Shi. Peter Roy, however, is not standing for re-election at the Annual Meeting. Each member of the Audit Committee is independent, as defined under the NASDAQ Stock Market rules and Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Board determined that Ms. Richter qualified as an audit committee financial expert, as defined by Securities and Exchange Commission rules. The Audit Committee held 12 meetings during fiscal year 2011.

Our Audit Committee is responsible for providing general oversight and monitoring the quality of the company's accounting, financial reporting and internal control functions. In addition, our Audit Committee is responsible for reviewing the qualifications and the independence of our independent auditors and our internal auditor, reviewing the plan for and results of the auditing engagement, reviewing and approving the internal audit plan, monitoring the non-audit services provided to the company by our independent registered public accounting firm, and overseeing our compliance with legal and regulatory requirements. Our Chairman of the Board and Chief Executive Officer often attend our Audit Committee meetings to stay abreast of Committee activities and new accounting pronouncements that may affect the company.

Our Audit Committee operates pursuant to a written charter, which the Committee reviews periodically. This charter was reviewed and updated by our Audit Committee, and approved by our Board of Directors, in November 2011. Our Audit Committee also has approved a *Whistleblower Policy and Procedures* relating to corporate reporting and disclosure, accounting and auditing controls and procedures, securities compliance, violation of company policies, violation of laws and other matters pertaining to fraud against stockholders and last reviewed this Policy in November 2011. This Policy provides for anonymous reporting procedures available for use by our associates and others through a hotline operated by a third party, and procedures through which any such reporting is forwarded to the Audit Committee, and prohibits any retaliation for any complaints reported in good faith. A copy of our *Audit Committee Charter*, our *Whistleblower Policy and Procedures*, our *Audit Committee Complaint Process* and our *Director Complaint Communication Process* are available on West Marine's website at http://www.westmarine.com/ under "Investor Relations," or a printed copy of each of these policies can be obtained by writing to the Secretary, West Marine, Inc., 500 Westridge Drive, Watsonville, California 95076.

Pursuant to our *Policy for Pre-Approval of Independent Auditor Audit and Non-Audit Services* adopted by our Audit Committee, we may engage our independent registered public accounting firm to provide audit and permissible non-audit services that have been pre-approved by our Audit Committee. We will not engage our independent registered public accounting firm to perform any services for West Marine or any of its subsidiaries without the prior approval of our Audit Committee. In addition, our independent registered public accounting firm will not be engaged to provide any service if the provision of such service to West Marine or any of its subsidiaries would cause the Securities and Exchange Commission or the NASDAQ Stock Market to no longer consider our independent registered public accounting firm to be independent or if such engagement would otherwise cause West Marine or any of its subsidiaries to violate any other applicable laws, regulations or policies. Our Audit Committee has designated our Chief Financial Officer to monitor the performance of all services provided by our independent registered public accounting firm and to determine whether such services are in compliance with the Policy. Our Chief Financial Officer will report promptly to our Audit Committee Chair any non-compliance (or attempted non-compliance) with this Policy of which our Chief Financial Officer becomes aware.

Our Audit Committee pre-approves services and fees related to audit and permitted non-audit services, with monetary limits on each service, before the services are rendered. Ms. Richter has been delegated the authority, as necessary and appropriate between regularly scheduled Audit Committee meetings, to pre-approve additional services or increases in previously approved monetary limits for such services, provided that such services would not impair the independence of our independent registered public accounting firm, that fees relative to such services do not exceed $50,000 per project and that Ms. Richter report any such interim approvals to our Audit Committee at the next regularly scheduled meeting.

Principal Accounting Firm Fees

The following table summarizes the fees of Grant Thornton LLP, our independent registered public accounting firm, which were billed to us for our last two fiscal years.

(in thousands)	Fiscal Year 2011	Fiscal Year 2010
Audit Fees	$638	$602
Audit-Related Fees[1]	18	16
Tax Fees[2]	5	6
All Other Fees	-0-	-0-

(1) Includes fees primarily related to statutory audits in fiscal years 2011 and 2010.

(2) Includes fees for tax advice and tax return assistance in fiscal year 2011.

Our Audit Committee considered whether the provision of the services covered under the captions "Audit-Related Fees" and "Tax Fees" above is compatible with maintaining Grant Thornton LLP's independence, and no services were rendered pursuant to the pre-approval exception provided in Rule 2-01(c)(7)(i)(C) of Regulation S-X.

Audit Committee Report

The purpose of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities by reviewing the company's system of internal control over financial reporting, the presentation and disclosure in the company's financial statements, which will be provided to our stockholders and others, and the overall internal and external audit process. All members of the Audit Committee meet the criteria for independence applicable to audit committee members under the NASDAQ listing rules. The *Audit Committee Charter* complies with the NASDAQ listing rules.

Management is responsible for the financial reporting process, including the system of internal control over financial reporting, and for the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States ("GAAP"). The Company's independent registered public accounting firm is responsible for auditing these financial statements and expressing an opinion as to their conformity to GAAP. The Audit Committee's responsibility is to monitor and review these processes, acting in an oversight capacity, and the Audit Committee does not certify the financial statements or guarantee the independent registered public accounting firm's report. The Audit Committee relies, without independent verification, on the information provided to it, including representations made by management and the independent registered public accounting firm, including its audit report.

In connection with the financial statements for the fiscal year ended December 31, 2011, the Audit Committee: (i) reviewed and discussed with management and Grant Thornton LLP, our independent registered public accounting firm, the audited consolidated financial statements; (ii) discussed with Grant Thornton the matters required by the Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1 AU section 380), as adopted by the Public Accounting Oversight Board in Rule 3200T; and (iii) received the written disclosures and the letter from Grant Thornton required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and discussed such matters with Grant Thornton, including their independence and the compatibility of non-audit services with such independence.

Based on these reviews and discussions, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in West Marine's Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the Securities and Exchange Commission on March 7, 2012.

The Audit Committee has selected and approved the engagement of Grant Thornton LLP as West Marine's independent auditors for fiscal year 2012.

March 27, 2012

Audit Committee

Alice M. Richter, Chair
Barbara L. Rambo
Peter Roy
Christiana Shi

The Audit Committee Report set forth above will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent that West Marine specifically incorporates such reports by reference, and such report will not otherwise be deemed to be soliciting materials or to be filed under such Acts.

Governance and Compensation Committee

The members of our Governance and Compensation Committee during 2011 were Barbara L. Rambo, David McComas and Dennis F. Madsen. Each member of our Governance and Compensation Committee is independent, as defined under the NASDAQ Stock Market rules. Our Governance and Compensation Committee held five meetings during fiscal year 2011.

Among the functions performed by our Governance and Compensation Committee are: (i) overseeing on behalf of our Board, the compensation of our Executives and our Board; (ii) overseeing our *Equity Incentive Plan*; (iii) identifying and recommending Director nominees to the Board; and (iv) advising the Board on governance issues. Our Governance and Compensation Committee operates pursuant to a written charter which is subject to an annual review. A copy of this charter, which was updated by our Governance and Compensation Committee and approved by our Board in November 2011, is available on our website at *http://www.westmarine.com* under "Investor Relations," or a printed copy can be obtained by writing to the Secretary, West Marine, Inc., 500 Westridge Drive, Watsonville, California 95076.

Stockholder Proposals. Our Governance and Compensation Committee reviews and evaluates all stockholder proposals, including those relating to the nomination of Directors, and recommends to our full Board appropriate action on each such proposal. To date, no stockholder who is not also a Director, or any group of stockholders owning more than 5% of West Marine's common stock for at least one year, have put forth any Director nominees or other stockholder proposals. All potential nominees, regardless of source, are reviewed under the same process.

Director Nominations. Directors are elected each year by our stockholders at our Annual Meeting. Our Governance and Compensation Committee is responsible for the nomination of Director candidates, will identify individuals qualified to become Board members and will recommend candidates to fill new or vacant positions. In recommending such candidates, our Governance and Compensation Committee has developed certain guidelines to assist in developing a Board and committees that are comprised of experienced and seasoned advisors. These guidelines include, but are not limited to, judgment, skill, integrity, diversity, experience with businesses and other organizations of comparable size and industry sector, the interplay of the candidate's experience with the experience of other Board members, retail and e-commerce strategic planning ability, financial literacy, boating experience, special talents or personal attributes, and the extent to which the candidate would be a desirable addition to the Board and any committees of the Board. Although our Committee does not have a formal diversity policy, it believes that diversity (including factors such as race, ethnicity, gender, age and professional experience) is an important factor in determining the composition of the Board.

Our Governance and Compensation Committee regularly assesses the appropriate size and mix of the Board and whether any vacancies on the Board are anticipated. Our bylaws permit our Board to change its size and to appoint Directors between annual stockholder meetings, but such appointed Directors, if re-nominated, must stand for re-election by our stockholders at the next annual meeting. Various potential candidates for Director may come to the attention of our Governance and Compensation Committee through current Board members, professional search firms, our associates, stockholders or other industry sources. In evaluating the candidate, our Governance and Compensation Committee will consider factors in addition to the candidate's qualifications, including the current composition of our Board, the balance of management and independent Directors, the need for Audit Committee expertise and the evaluations of other prospective nominees. Candidates are evaluated at regular or special meetings of our Governance and Compensation Committee and may be considered at any time during the year. After completing this evaluation and interview, our Governance and Compensation Committee, after consultation with our Chairman, makes a recommendation to our full Board as to the persons who should be nominated by our Board, and our Board determines the nominees after considering such recommendation.

In light of Mr. Roy's decision not to stand for re-election at the Annual Meeting, our Governance and Compensation Committee, using the criteria outlined above, reviewed the size and mix of Board and determined that its Committees remained appropriate. Therefore, upon the recommendation of our Governance and Compensation Committee, our Board voted to reduce its size to seven Directors, leaving no vacancies to be filled. Additionally, our Chief Executive Officer notified our Board of his intent to resign upon the successful recruitment and retention of a new Chief Executive Officer. At the time his successor is appointed, Mr. Eisenberg also will resign from our Board and his successor will be appointed. As a result, there will be no vacancy on the Board on the effective date of the Board's acceptance of Mr. Eisenberg's resignation.

There is one nominee for election to the Board this year, Christiana Shi, who has not previously been elected by stockholders at an annual meeting. Ms. Shi was recruited by our Governance and Compensation Committee and appointed by our Board effective September 15, 2011 based upon her experience and expertise in global retail expansion, store operations, and the direct/e-commerce business.

Executive Compensation. Our Governance and Compensation Committee is responsible for oversight of our compensation plans for Executives and Directors to ensure that they are competitive and that they include incentives that are designed to appropriately drive our performance.

We believe that our pay-for-performance compensation program, which includes a combination of subjective determinations regarding individual compensation levels and objective measures of short-term performance and long-term results, rewards both individual and company performance, pays amounts appropriate to attract and retain key individuals necessary to grow our business, and aligns the interests of Executives with the interests of our stockholders. Our Governance and Compensation Committee evaluates our compensation program annually and makes changes as appropriate.

Role of Compensation Consultant. Our Governance and Compensation Committee is authorized to retain any consultants the Committee believes are necessary or appropriate in making compensation decisions. Our Governance and Compensation Committee retained an independent compensation consultant, FW Cook, to assist in determining the appropriate level and mix of compensation for our 2011 Director and Executive compensation programs. Our Committee engaged FW Cook in 2012 to refresh its evaluation of our 2012 Executive compensation programs relative to those of our peer group.

Compensation Committee Interlocks and Insider Participation. No member of our Governance and Compensation Committee in 2011 was, or has ever been, an officer or employee of the company, and no member of our Governance and Compensation Committee had any relationship requiring disclosure by the company under the rules of the Securities and Exchange Commission. None of the company's Executives served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity, the executive officers of which served as a Director of the company or member of our Governance and Compensation Committee during 2011.

COMPENSATION DISCUSSION AND ANALYSIS

In this Compensation Discussion and Analysis section of our proxy statement ("CD&A"), we describe our Executive compensation philosophy and our program, as well as the compensation decisions we have made under our program. This CD&A focuses on the compensation of our Executives, including our Named Executive Officers.

For 2011, our Named Executive Officers were:

- Geoffrey A. Eisenberg, our Chief Executive Officer and President;
- Thomas R. Moran, our Chief Financial Officer and Senior Vice President — Finance;
- Bruce Edwards, our Executive Vice President of Stores, Port Supply and Direct-to-Customer; and
- Ronald Japinga, our Executive Vice President of Merchandising, Replenishment and Logistics.

This CD&A begins with an "Executive Summary" that provides the highlights of our business performance, our Executive compensation structure, and the relationship between the two. This section also summarizes key actions taken by our Governance and Compensation Committee in 2011 and those proposed for 2012.

It is important to read this CD&A in conjunction with the narrative descriptions and detailed tables beginning on page 32 of this proxy statement.

I. EXECUTIVE SUMMARY

Company Overview and Summary of 2011 Business Results

West Marine is the largest specialty retailer of boating supplies and accessories with 2011 net revenues of $643.4 million. Our business strategy is to offer a broad assortment of merchandise for the boat and for the boater that meets the needs of individual boaters and boating businesses, provide great customer experiences, and offer the convenience of multi-channel shopping through our retail stores, Port Supply (wholesale) division, and our Direct-to-Customer division, which includes our e-Commerce, call center and direct mail operations.

2011 Financial Performance:

- Pre-tax income for the full year increased by 49% over the prior year;
- Ten consecutive quarters of year-over-year growth in net revenues and comparable store sales;
- Strong balance sheet and liquidity;
- Debt free, with over $44 million in cash;
- Approximately $87 million in available borrowings at year-end;
- Continued strength in our stores, driven by our key strategies of adding larger store formats, targeted expansions of our merchandise assortments, and pursuit of more Port Supply wholesale business through our store locations; and
- Continued growth in our Direct-to-Customer division (i.e., our domestic and international e-Commerce, direct mail and call center businesses).

The following table sets forth the key performance metrics in fiscal 2011 relative to performance in fiscal 2010.

Key Financial Performance Measures ($ in millions, except per share data)	2011	2010	% Change
Net sales	**$643.4**	**$622.8**	**+3.3%**
Gross profit	$185.0	$175.6	+5.3%
Pre-bonus, pre-tax profit	**$ 25.1**	**$ 22.1**	**+13.6%**
Pre-tax income	$ 21.2	$ 14.2	+49.0%
Net income	**$ 29.7**	**$ 13.2**	**+124.3%**
Net income per share (diluted):	$ 1.27	$ 0.57	+122.8%
Total assets	**$335.7**	**$308.9**	**+8.7%**

Our Executive compensation program supported the achievement of these improved financial results. As further described below, results exceeded our 2011 budgeted pre-tax profit goals. We continue to believe that our underlying Executive compensation program remains appropriate and effective in motivating and rewarding behaviors that create long-term stockholder value.

Say-On-Pay Stockholder Advisory Vote Results

At our 2011 Annual Meeting, we held our first stockholder advisory vote on the compensation of our Named Executive Officers, commonly referred to as the say-on-pay vote. A significant majority of our stockholders approved the compensation of our Named Executive Officers, with 82.2% of shares present and eligible to be voted cast in favor of our say-on-pay resolution. The 82.2% includes broker non-votes and abstentions which count as a vote "against" the proposal as required under our bylaws. Excluding these broker non-votes and abstentions, our stockholder say-on-pay vote increased to 96.2%. Our Governance and Compensation Committee considered the results of this vote along with many other factors described below in making its executive compensation decisions for 2012, and given our stockholders' support, our Committee did not implement any significant changes to our executive compensation program for 2012. Additionally, our Board of Directors decided to hold the say-on-pay vote annually, as preferred by 93.0% of the shares present and eligible to vote, until such time as the next say-on-pay frequency vote is required to be held.

Compensation Principles

Our Executive compensation program is designed to:

- Maintain appropriate pay-for-performance alignment with long-term stockholder values;
- Provide a competitive level of total compensation necessary to attract and retain talented and experienced Executives with relevant retail and boating experience who are enthusiastic about our mission and culture; and
- Motivate and reward our Executives to contribute to our short and long-term success and drive total return to our stockholders.

To achieve these objectives, our Executive compensation program combines the following principles:

- *Pay-for-Performance.* The fundamental principle underlying our compensation program is pay-for-performance; that is, supporting a performance-oriented environment that rewards achievement of our financial and non-financial goals by linking performance and pay, both fixed and variable compensation, setting performance goals and controlling equity-based plan costs. We accomplish this by utilizing "performance-based" pay, such as our annual incentive (cash bonus), avoiding guaranteed bonuses, limiting perquisites, evaluating peer group programs relative to our program, and eliminating employment agreements to ensure decisions are made each year with respect to retention and appropriate compensation levels.
- *Stockholder Alignment.* We align the interest of our Executives at the senior vice president level and above with those of our stockholders by encouraging these Executives to have a meaningful personal financial stake in our company. We gain this alignment by maintaining a *Stock Ownership Policy*, having a significant portion of our Executives' compensation stock-based and using compensation plan goals that are tied to key financial metrics.
- *Mitigating Risk.* Our compensation program is designed to mitigate risks relating to our business by balancing short-term and long-term incentives, by using financial metrics, such as pre-tax profit and top-line sales growth, to ensure that the business grows in a balanced manner, and by maintaining a *Stock Ownership Policy.*

Key Features, Decisions and Actions Regarding Our Executive Compensation Program

As part of our Governance and Compensation Committee's ongoing review of our Executive compensation program, and in response to developing governance trends, changes in the business and regulatory environment, and competitive compensation practices in businesses comparable to ours in size (both revenue and market value), in recent years we have implemented enhanced governance and compensation-related practices.

- Pay for Performance:
  - We use annual incentive cash compensation at reasonable levels to reward short-term performance of our Executives while focusing their attention on initiatives and actions believed to be important for achievement of our longer-term strategic goals. Our 2011 short-term incentive plan for our Named Executive Officers provided for a cash bonus payment based on our achievement of two financial metrics: pre-bonus, pre-tax income and net sales, weighted 80% and 20%, respectively. Our Governance and Compensation Committee added these multiple financial metrics to drive overall sales growth and improved profitability. Our Committee, at management's recommendation, also felt it appropriate to raise the bar for the bonus payout to our Named Executive Officers by setting higher thresholds at which a bonus would be paid, further linking compensation to continuous financial improvement goals. Accordingly, for 2011, performance would have to meet the increased budget over last year of $21.0 million in pre-bonus, pre-tax profit and $635.0 million in net sales to generate a bonus to our Executives. The bonus payout potential increased on a sliding scale to 100% for meeting stretch, or target, goals of $34.9 million in pre-bonus, pre-tax profit and $670.0 million in net

sales. The maximum bonus payout potential was 140%. For all other associates, bonus was based on pre-bonus, pre-tax profit, with the same goals reflected above. For fiscal 2011, we exceeded our budget, realizing pre-bonus, pre-tax profit of $25.1 million and net sales of $643.4 million, and the resulting payout percentage was 45.2% for our Named Executive Officers and 45.7% for all other bonus-eligible associates.

- We use non-incentive cash compensation (base annual salary) to provide adequate and stable compensation that may increase incrementally over time for all of our associates, including our Named Executive Officers. Given the uncertainty in the overall economy and in our industry, we froze Executive base salaries beginning in 2008 (except for a few Executives who received minor market adjustments) and continued that freeze through 2011. However, based on a peer review by management and FW Cook(1) (collectively, "Peer Group Benchmark Data"), and after consultation with our Chief Executive Officer, our Governance and Compensation Committee approved a modest increase in base salaries for our Named Executive Officers. For more information about salary increases for 2012, see "Compensation Discussion and Analysis — Elements of Compensation — Base Salary" below.

○ Long-Term Incentive Compensation:

- We use stock-based awards to align Executives and stockholders' financial interests and focus on long term growth. We structure overall compensation so that a significant portion of the Executives' compensation is realized only when our stock price increases.
- Based on an analysis of our Peer Group Benchmark Data by FW Cook, we changed the mix of our long-term incentive compensation for 2011 from 100% stock options to an approximate 50/50 mix of stock options and restricted stock units. The 2012 Peer Group Benchmark Data compiled by FW Cook recommended maintaining the same long-term incentive grants for our Executives in 2012. Our Committee believes that the foregoing creates a structure and pay mix that is consistent with best practices, provides grant values at competitive levels, assists in efforts to reduce our burn rate percentage to that of our peer group and helps to minimize stockholder dilution.

○ *Equity Incentive Plan*: Our *Equity Incentive Plan* was modified and approved by our stockholders at the 2011 Annual Meeting. Among other provisions our Plan:

- Prohibits re-pricing of underwater stock options and SARs, including cash buyouts and voluntary surrender of underwater options, without prior stockholder approval;

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(1) FW Cook reviewed recent proxy statements filed by 16 peer companies (A.C. Moore Arts & Crafts, Inc.; Big 5 Sporting Goods Corp.; Cabela's Incorporated; Cost Plus, Inc.; The Finish Line, Inc.; Fred's, Inc.; Golfsmith International Holdings, Inc.; Haverty Furniture Companies, Inc.; Hibbett Sports, Inc.; Marine Max; The Pep Boys — Manny, Moe & Jack; Pier 1 Imports, Inc.; REI; Sports Chalet; Vitamin Shoppe; and Zumiez). FW Cook also reviewed the base salary, annual cash compensation and total cash compensation data from the annual Mercer LLC/National Retail Federation 2010 US Retail Compensation and Benefits Survey with respect to companies with revenues between $300 million and $700 million, which covered 117 retail companies of which 13 are in the Morningstar Industry Group — Specialty Retail index that we use as peer groups for the performance graph that appears in our annual report on Form 10-K for the fiscal year ended December 31, 2011(7-Eleven, Inc., Advance Auto Parts, Inc., Aeropostale, Inc., Anchor Blue Retail Group, Inc., Anna's Linens Company, Ashland, Inc. — The Valvoline Company, Aurora Health Care, Autozone, Inc., Aveda Corporation, Barnes & Noble, Inc., Belk, Inc., Best Buy Company, Inc., Big Lots, Inc., Boy Scouts of America, Brookstone, Inc., Build-A-Bear Workshop, Burlington Coat Factory, CVS/Caremark, CarMax, Inc., Caribou Coffee Company, Carter's Inc., Charming Charlie, Inc., Chevron Stations, Inc., Chico's FAS, Inc., Chipotle Mexican Grill, Inc., Collective Brands, Inc., Cracker Barrel Old Country Store, Inc., Crate and Barrel, Crocs, Inc., Deckers Outdoor Corporation, dELIA's, Inc., DFS, Disney Stores, Dollar General Corporation, Dots, LLC, DSW, Inc., Eastern Mountain Sports, Exxon Mobil Corporation, EZCORP, Inc., Farmer's Home Furniture, FedEx Corporation, Follett Corporation, Foot Locker, Inc., Fossil, Inc., GameStop, Inc., General Nutrition Centers, Inc., Genesco, Inc., Giant Foods, H.E. Butt Grocery Company, Half Price Books, Inc., Hallmark Cards, Inc., Hanesbrands, Inc., Hannaford Bros. Co., Harley-Davidson, Inc., Harris Teeter, Inc., HDS Retail North America, Helzberg's Diamond Shops, Inc., Hennes and Mauriz, LP, Hess Corporation, Hilti, Inc., Hot Topic, Inc., InMotion Entertainment, J.C. Penney Company, Inc., Jockey International Inc., Kohl's Corporation, L.L. Bean, Inc., Limited Brands, Inc., Lindt & Sprungli (USA), Inc., Lowe's Companies, Inc., Luxottica Group S.P.A. (ADR), Macy's, Inc., Marathon Oil Company, McDonald's Corporation, Navy Exchange Service Command, Nike, Inc., Nordstrom, Inc., Office Depot, OfficeMax Incorporated, Oxford Industries, Inc., Pamida Stores Operating Co., LLC, Papa John's International, Inc., PETCO Animal Supplies, Inc., Phillips-Van Heusen Corporation, Pier 1 Import, Inc., QVC, Inc., Rack Room Shoes, Inc., Redcats USA, Reebok International, Inc., Rite Aid Corporation, Safilo USA, Inc., Saks, Incorporated, Sally Beauty Holdings, Inc., Savers, Inc., Sears Holdings Corporation, Shoe Carnival, Inc., Spartan Stores, Inc., Spencer Gifts, LLC, Staples, Inc., Starbucks Corporation, SuperValu Inc., The Coca-Cola Company, The Kroger Company, The Pantry, Inc., The Sports Authority, Inc., The Stop & Shop Supermarket Company, The TJX Companies, Inc., The Walt Disney Company, The Yankee Candle Company, Inc., Tractor Supply Company, Tween Brands, Inc., The University Book Store, Valero Energy Corporation, V. F. Corporation, Vanity, Inc., Walgreen Company, Warnaco, Inc., Whole Foods Market, Inc., and Zale Corporation

    - Prohibits tax gross ups for option exercises and/or restricted stock vesting;
    - Requires that equity awards be granted at 100% of the fair market value (i.e., without discount) on the grant date;
    - Prohibits liberal share counting (for example, the share pool is reduced by shares withheld on option exercise);
    - Establishes a "fungible share pool design" in which "full value" awards (e.g., restricted stock units) count as 2x the shares and stock options and SARs count as one share, against the total number of shares available to be issued under our *Equity Incentive Plan*;
    - Does not contain evergreen provisions; and
    - Does not contain a liberal change in control definition.

- Our *Equity Award Grant Policy* and our *Equity Incentive Plan* each governs our policies and procedures for equity grants to our associates and non-employee Directors, and each:
    - Prohibits stock option backdating; and
    - Creates a fixed grant schedule, including off-cycle (e.g., due to promotions) equity grants being made only after our release of material non-public information.
- We do not provide a defined benefit pension plan to our Executives.
- We maintain a *Stock Ownership Policy* for Executives at the senior vice president level and above which:
    - Increased our Chief Executive Officer's stock ownership level from 2x to 4x his annual base salary;
    - Includes a one-year holding period for any stock purchased through our Associates Stock Buying Plan (the "Stock Buying Plan");
    - Includes a retention ratio for stock options, restricted stock unit awards and stock purchased under our *Stock Buying Plan* at the following levels until ownership threshold is met:
        - 50% of the after-tax shares from exercised options and stock purchased under our *Stock Buying Plan*; and
        - 75% of the after-tax shares from restricted stock units; and
    - Requires the stock ownership threshold levels for our Executives to be maintained for the term of their employment.
- We also maintain a *Stock Ownership Policy* for our non-employee Directors which:
    - Increased each Director's stock ownership level from 3x to 6x the Director's annual cash retainer; and
    - Requires the stock ownership threshold level for our Directors to be maintained for so long as the non-employee Director serves on our Board.
- Our *Insider Trading Policy* prohibits Executives from buying West Marine stock on margin, or hedging the economic risk of ownership of our stock.
- We employ our Executives "at will." We have no employment agreements, and our Governance and Compensation Committee has established a policy not to enter into employment agreements prospectively.
- Our Governance and Compensation Committee, in conjunction with the full Board, annually reviews the performance of our Chief Executive Officer, and our Chief Executive Officer reviews the performance of the other Executives, with decisions on retention and appropriate compensation driven by level in the organization and individual performance.

- We provide only a modest perquisite of paying Executive life insurance premiums, but otherwise our Executives participate in the same benefit programs at the same cost as other salaried associates.
- We do not pay, or reimburse for, tax gross-ups.
- We have no guaranteed bonuses.
- We evaluate our peer group periodically to ensure that it includes not only those companies of comparable size and industry relevance, but also those that we believe have demonstrated best practices and positive financial returns to their investors.
- The total compensation of our Chief Executive Officer (as measured by base salary, target bonus and equity-based incentives) is less than twice that of our next highest paid Executive.
- We mitigate risk by utilizing caps on potential incentive payments, stock retention guidelines, multiple performance targets, and robust Board and management processes to identify risk. In 2011, our Governance and Compensation Committee reviewed our compensation design features, to determine if they encouraged excessive risk taking and determined that our compensation policies and practices are not reasonably likely to encourage inappropriate risk-taking.
- We have a reasonable post-employment severance plan for our Executives at the vice-president level and above. These severance arrangements:
    - Do not include change-in-control provisions;
    - Are well under 3x the Executive's base salary plus bonus;
    - Do not provide for automatic acceleration of vesting of equity awards upon termination; and
    - Do not provide for tax gross-ups.

II. OUR COMPENSATION PROGRAM PHILOSOPHY, OBJECTIVES AND ADMINISTRATION

The main objective of our compensation philosophy is to provide our management team with a total compensation package that is competitive, equitable and encourages and rewards meeting pre-determined financial and operating goals and the long-term objectives of our company.

Annually, our Committee reviews our Executive compensation program using processes that include review of peer group and internal performance data, compensation practices and plans, management recommendations based on evaluations of individual and company performance, and recommendations from the compensation consultant retained by our Committee. As our Committee members make their compensation decisions, they are careful to ensure that compensation paid to our Executives is not excessive as compared with peers and does not encourage unreasonable risk-taking, that their decisions are transparent and easily understood by all stakeholders. After its review of all of these elements, our Committee approves compensation levels and policies, including Executives' salaries, bonuses and equity awards.

We intend to continue our practice of compensating Executives through a program that emphasizes performance-based compensation in order to align management performance and stockholder interests. Our Governance and Compensation Committee reviewed each component of Executive compensation for 2011, including salaries, annual incentive awards, value of outstanding equity awards (vested and unvested), value of deferred compensation, perquisites and other benefits, and believes that the compensation was reasonable in its totality. Our Committee will continue to review total Executive compensation at least annually.

Our Governance and Compensation Committee has reviewed the potential effects of the various components of our compensation and benefits programs upon individual and collective behavior and, ultimately, upon our risk profile and our overall approach to risk management. Following a review of various components of our compensation and benefits programs, our Committee determined that the programs do not create incentives for inappropriate risk-taking by any of our associates, including Executives. For more information about our Governance and Compensation Committee's management of risks arising from our compensation policies and programs, see "Risk Management" above.

III. ROLES AND RESPONSIBILITIES

In March 2012, our Chief Executive Officer met with our other Board members to review the performance of Executives at the vice-president level and above for the prior year. Our Board, without the Chief Executive Officer being present, also met to review the Chief Executive Officer's performance and to discuss his compensation package.

Our Governance and Compensation Committee does not have a formal policy or formula for allocating our Executives' total compensation between cash and non-cash compensation or between short-term and long-term compensation. Instead, when establishing a compensation package for our Named Executive Officers, our Committee follows a flexible approach, evaluating each element of compensation separately and then assessing the total against the comparative Peer Group Benchmark Data to ensure that total compensation is within the norms of the retail industry and for companies of the same relative size. Our Committee also will evaluate other factors particular to a given Named Executive Officer's situation, including an evaluation of the Named Executive Officer's abilities and historic and anticipated future contributions, management's experience with recruiting and retaining such Named Executive Officer in a given role, relative to both the company's industry in general and its geographic location in particular, competitive survey data, internal equity considerations and other factors our Committee deems relevant at the time.

In reviewing the Executives' compensation for 2011, our Governance and Compensation Committee considered:

- Each Executive's then current total compensation; and
- The Peer Group Benchmark Data compiled or reviewed by FW Cook regarding each element of total compensation, which provided a point of reference for our Committee to compare and contrast the recommended salary ranges and bonus percentage for our Executives to those of the peer group, and created an overall framework for Committee decisions regarding total compensation and long-term incentive compensation; and
- Suggestions from our Chief Executive Officer and Vice President of Human Resources as to proposed Executive pay ranges, which included base salary and annual cash and long-term incentive compensation levels for Executives, and was based on the compiled Peer Group Benchmark Data.

IV. ELEMENTS OF COMPENSATION

Our Executives' compensation consists of the following components:

- Base salary;
- Annual cash incentive compensation;
- Long-term equity incentive awards; and
- A modest perquisite in the form of paying nominal Executive life insurance premiums without tax gross-ups.

Base Salary

Base salary is designed to provide meaningful, but appropriate, levels of compensation to our Executives. Our Committee carefully reviews the salaries of executives at peer companies to ensure that our Executives' salaries are consistent and competitive, considering factors such as the Executive's job scope and responsibilities, the competitive rates for similar positions as indicated by the Peer Group Benchmark Data, and the recommendations by our Chief Executive Officer and Vice President of Human Resources for each Executive's salary range. The Committee approves the salaries of our Named Executive Officers, but delegates authority to our Chief Executive Officer to set other Executive salaries within the approved range. In approving the range, our Committee also considers whether the particular Executive is expected to make a significant contribution in the Executive's position such that we would suffer a critical loss if the Executive left the company.

Merit increases are considered annually for all associates based on achievement of individual objectives (including personal, operational and financial performance targets specific to the responsibilities of each associate), as well as achievement of total company performance, using metrics such as sales and market growth, operating margins and cost containment. After the close of each fiscal year, individual performance is measured against these goals in evaluating increases to salary levels. For more information about salary increases for 2012, see "Compensation Discussion and Analysis — Executive Summary — Key Features, Decisions and Actions Regarding Our Executive Compensation Program" above.

Chief Executive Officer: Geoffrey A. Eisenberg was appointed as our Chief Executive Officer in December 2007, and his employment agreement expired in December 2010. Upon his appointment, Mr. Eisenberg recommended that his base salary be set at a modest level to reflect his basic philosophy that chief executive officers' compensation should be more heavily weighted to long-term equity, so as to provide an incentive to drive company financial performance and to moderate the differential between his base salary and the base salaries of the next highest paid Named Executive Officers. Mr. Eisenberg's base salary remained at $499,000 from being appointed Chief Executive Officer through 2011. In light of Mr. Eisenberg's decision to resign once a successor Chief Executive Officer is determined and appointed by our Board, Mr. Eisenberg's base salary for 2012 (up through the effective date of his resignation) will remain at $499,000. However, following such effective date, Mr. Eisenberg will be engaged as a consultant to our company for a period of 18 months to assist in the transition of his leadership role. For further information about the payments and benefits to be paid to Mr. Eisenberg during this transition period, see "Other Post Employment Benefits" below.

Chief Financial Officer: Thomas R. Moran joined us as our Chief Financial Officer in January 2007. Mr. Moran's base salary was $325,000 from March 2008 through 2011. The Committee approved a base salary of $333,000 for 2012.

Other Named Executive Officers: Bruce Edwards, our Executive Vice President of our Stores, Port Supply and Direct-to-Customer divisions, and Ronald Japinga, our Executive Vice President of Merchandising, Replenishment and Logistics departments, each received an increase to their base salaries in May 2007. Mr. Edwards' and Mr. Japinga's base salaries remained the same from May 2007 through 2011 at $360,000 and $350,000, respectively. For 2012, the Committee approved base salaries of $358,750 for Mr. Japinga and $375,000 for Mr. Edwards. Mr. Edwards' increase also reflects his new responsibilities in managing our Direct-to-Customer division.

Annual Cash Incentive Compensation (Bonus)

Our Governance and Compensation Committee does not use individual objectives in approving cash incentives (i.e., bonuses) for our Executives. Rather, as noted above, since a key objective of our compensation programs is to enhance stockholder value, our Governance and Compensation Committee establishes incentive compensation to reward company-wide performance by linking cash bonus awards to specific company financial performance targets. In this way, our annual bonus program reinforces this pay-for-performance principle by aligning bonuses with broad-based financial performance. More specifically, 100% of the annual bonus compensation, if any, payable to our Executives depends on reaching pre-established company-wide financial objectives. Prior to the beginning of each year, our Executives propose key financial thresholds for the year that are believed to be challenging, but attainable, targets, and these targets are then evaluated and approved by our Governance and Compensation Committee.

Under our annual bonus program, each Executive is given a target bonus equal to a fixed percentage of base salary. The target percentage ranges from 25% to 100% of base salary, with the percentage increasing based on job responsibility. The targets generally are reviewed annually by the Committee, and like base salaries, are based on job scope and responsibilities, and position within the company.

In 2011, weight was given to the bonus percentages of peer companies, with the combination of base salaries and target bonuses compared to peer companies using the Peer Group Benchmark Data. The target bonus for each Named Executive Officer was as follows:

Named Executive Officer	Target Bonus (as % of base salary)
Geoffrey A. Eisenberg	100%
Thomas R. Moran	50%
Bruce Edwards	50%
Ronald Japinga	50%

For 2011, our Governance and Compensation Committee specified financial metric targets for pre-bonus, pre-tax profit (calculated as income before taxes adjusted to exclude expenses related to gain (loss) from foreign currency translation adjustments and bonus potential for all bonus-eligible store, support and distribution center associates) and net sales, weighted 80% and 20%, respectively, for our Named Executive Officers. The maximum aggregate bonus potential for our associates, including Executives, was 140% of the target bonus. Our Governance and Compensation Committee felt that bonuses for 2011 would play an important role in achieving a balance among rewarding talented individuals for achieving agreed-upon results, retaining our management team in anticipation of the company's long-term growth prospects, and stressing pay-for-performance to protect stockholder value. Additionally, when setting the 2011 bonus plan, our Committee believed that motivating associates to achieve company-wide goals (financial or otherwise), encouraging loyalty, and recruiting and retaining talented individuals were essential to our long-term success and viewed this structure as promoting teamwork, focusing efforts from all business channels on our performance, and providing an incentive to meet and exceed individual business channel objectives. For more information on our 2011 annual incentive plan, see "Compensation Discussion and Analysis — Executive Summary — Key Features, Decisions and Actions Regarding Our Executive Compensation Program" above.

The following table sets forth the range of payouts for our Named Executive Officers expressed as a percentage of achievement depending on the actual pre-bonus, pre-tax profit realized for fiscal 2011. For our Named Executive Officers, the maximum bonus payout tied to pre-tax profit capped at 112% (based on a weighting of 80%). For all other associates, bonus payout was based solely on pre-bonus, pre-tax profit without the net sales component and was capped at 140%:

Pre-Bonus, Pre-Tax Profit(1) ($ in Millions)	Bonus Payout (as % of target bonus weighted at 80%)
Less than 21.0	0%
21.0	18.8%
22.6	25.6%
24.1	32.4%
25.7	39.2%
27.2	46.0%
28.7	52.8%
30.3	59.6%
31.8	66.4%
33.4	73.2%
34.9	80.0%
38.5	96.0%
42.0 or more	112%

(1) Pre-bonus, pre-tax profit is defined as income before taxes adjusted to exclude expenses related to gain from foreign currency conversion and bonus accruals for all bonus-eligible stores, support center and distribution center associates.

For our Named Executive Officers, in addition to pre-bonus, pre-tax profit, an additional financial metric, net sales, weighted at 20%, was factored into the bonus calculation. The following table sets forth the range of payouts expressed as a percentage of achievement depending on the actual net sales realized for fiscal 2011 (with the overall bonus payout capped at 140%):

Net Sales ($ in Millions)	Bonus Payout (as % of target bonus weighted at 20%)
Less than 635	0%
635	4.7%
639	6.4%
643	8.1%
647	9.8%
651	11.5%
655	13.2%
659	14.9%
664	16.6%
667	18.3%
670 or more	20% – 28%(1)

(1) Varies based on corresponding pre-bonus, pre-tax profit level.

Our performance for 2011 exceeded our budget, however, we did not meet our stretch goals. We realized pre bonus, pre-tax profit of $25.1 million and net sales of $643.4 million. As a result, our Named Executive Officers received an aggregate of 45.2% of their eligible bonus payout, with other bonus-eligible associates receiving an aggregate of 45.7% of their eligible bonus amount, determined in the manner described above.

Long-Term Equity Incentive Compensation

Our Governance and Compensation Committee views long-term equity-based compensation as a critical component of the overall Executive compensation program. The principal objectives for long-term equity-based compensation are to:

- Strengthen the link among our financial performance, stockholder value and long-term incentive compensation;
- Promote increased equity ownership by our Executives;
- Encourage Executive retention through use of multiple-year vesting periods; and
- Provide competitive levels of total compensation to our Executives.

In furtherance of these goals, our stockholder-approved *Equity Incentive Plan* permits a variety of equity awards, and historically we have provided our Executives long-term equity incentive compensation through awards of stock options. A stock option permits the Executive to buy our common stock at a specific price during a specific period of time. If the price of our common stock rises, the options increase in value. In 2011 and again for 2012, our Committee granted equity awards at an approximate 50/50 mix of stock options and restricted stock units, believing that this creates a structure and pay mix that is consistent with best practices, provides grant values at competitive levels, assists in efforts to reduce our burn rate percentage to that of our peer group and helps to minimize stockholder dilution.

Our Executives and other management-level associates generally receive equity awards once each year (typically the first business day in June), and the number of shares awarded is determined by job grade. All equity awards to our Named Executive Officers are approved by our Governance and Compensation Committee. For other associates (including certain management-level associates), the Committee approves equity awards available to be granted based on the associate's job grade, and a committee comprised of our Chief Executive Officer, Chief Financial Officer and Vice President of Human Resources is then authorized to determine the number of equity awards granted to these associates up to the number of awards pre-approved by the Governance and Compensation Committee by job grade. Under the terms of our *Equity Incentive Plan* and our *Equity Award Grant Policy*, our Committee sets the exercise price of each stock option it awards at the average of the high and low price on the grant date. Regular, annual equity awards are granted effective as of the first business day of June, awards to newly-hired associates are granted effective as of the 10th business day of the calendar month following the associate's date of hire, and off-cycle grants (i.e., due to promotion) are granted effective as of the third business day following the release of quarterly earnings which occurs immediately after the date of the promotion. The policy for granting equity awards has been designed, in part, to avoid questions of whether the timing of the grants is affected by material non-public information.

From time to time our Governance and Compensation Committee retains a consultant to advise them on whether our long-term equity compensation practices are consistent with market trends. For 2011, our Committee engaged FW Cook, and based on the Peer Group Benchmark Data, FW Cook found our equity incentive programs to be competitive. Our Governance and Compensation Committee approved the following awards:

Chief Executive Officer: Mr. Eisenberg received an award of 25,000 stock options and 12,500 restricted stock units on June 1, 2011. Because he will be retiring, Mr. Eisenberg will not receive any equity awards in 2012.

Chief Financial Officer: Mr. Moran received an award of 16,500 stock options and 8,250 restricted stock units on June 1, 2011.

Other Named Executive Officers: Messrs. Edwards and Japinga each received an award of stock options and restricted stock units on June 1, 2011 for 16,500 shares and 8,250 units, respectively.

In line with peer group practices, stock options and restricted stock units awarded to our Executives in 2011 (and those to be awarded in 2012) vest over a three-year period, commencing on the one-year anniversary of the grant date, at a rate of 33%, 33% and 34%, respectively. Stock options have a term of seven years.

Our Committee will continue to review best practices of our peer group companies and to consider recommendations for performance-based awards for future equity grants.

V. STOCK OWNERSHIP POLICY

To better link the interests of management and stockholders, our Governance and Compensation Committee has determined that our Executives at the senior vice president level and above should acquire and maintain during the term of their employment a significant amount of our equity to ensure that their interests are aligned with those of our stockholders. Our Committee also has acknowledged that the acquisition of our equity should not represent a significant financial burden on these associates.

Stock ownership requirements approved by our Governance and Compensation Committee include the following:

- Chief Executive Officer: Stock value of 4x his base salary;
- Executive Vice Presidents (i.e., Messrs. Edwards and Japinga): Stock value of 1.5x their respective base salaries;
- Chief Financial Officer (i.e., Mr. Moran) and other senior vice presidents: Stock value of 1x their respective base salaries; and
- Non-employee Directors: Stock value of 6x their annual cash retainer.

Once a year, the Governance and Compensation Committee reviews ownership levels of our Directors and Executives covered by these ownership requirements. To ensure that progress is made toward ownership goals and that ownership thresholds are maintained once met, our Committee required the following provisions in our *Stock Ownership Policy*:

- A one-year holding period for any stock purchased through our *Stock Buying Plan*;
- Retention ratios until the requisite ownership threshold is met:
    - 50% of the after-tax shares from exercised options and stock purchased under our *Stock Buying Plan*; and
    - 75% of the after-tax shares from restricted stock units, must be retained by our Executives subject to the *Stock Ownership Policy* until their ownership threshold is met; and

- A requirement that the stock ownership thresholds, once met, for our Executives must be maintained for the term of their employment and for Directors for so long as they serve on our Board.

VI. LIMITED PERQUISITES AND PERSONAL BENEFITS

We provide our Executives with certain perquisites and other personal benefits that our Governance and Compensation Committee believes are reasonable and consistent with our overall executive compensation program and philosophy. These benefits are provided in order to enable us to attract and retain these Executives. The perquisites and benefits provided to our Executives are reviewed by the Committee at least annually to determine if they are still reasonable and appropriate in light of all facts and circumstances, including the competitive environment.

We do not provide perquisites for former and/or retired Executives, such as lifetime benefits or car allowances.

In order to help protect an Executive's family in the event of death, we provide our Executives with additional term life insurance (over the amount generally provided to other management-level associates) ranging from $500,000 for assistant vice presidents to $1,500,000 for our Chief Executive Officer. In 2011, our Governance and Compensation Committee eliminated the gross-up payment for the taxes on the income recognized as a result of the additional life insurance we provide, and we do not provide any other tax gross-ups.

Additionally, historically, on a case-by-case basis, we have paid sign-on bonuses to recruit certain Executives to our organization and have assisted certain Executives with relocations, including temporary housing allowances, transportation allowances and cost of living assistance for home purchases in the Monterey Bay area. These benefits generally are individually negotiated. In 2011, we did not pay any sign-on bonus or relocation costs to any Executives.

Our Executives also participate in other employee benefit plans available on a nondiscriminatory basis to other associates, including merchandise discounts, use of company-owned equipment (such as use of the company-leased sailboat, kayaks and other equipment), the ability to exchange for cash up to 40 hours of accrued paid time off per year, participation in our *Stock Buying Plan* and group health, life and disability coverage. In addition to their paid time off, all store general managers, Port Supply market team managers, and support center and distribution center associates at a director-level and above, including Executives, who reach 10 years or more of service may elect to take a paid sabbatical equal to six weeks for most such associates and eight weeks for Executives. This sabbatical plan was created by our founder and Chairman of the Board, Randy Repass, to reward associates for their performance, subject to their managers' approval, and to provide these associates with the opportunity to pursue business-related educational programs or other activities affording them fresh insights and/or perspectives about improving company operations, and/or allowing them to pursue community service or non-academic goals. Management believes that this sabbatical program provides significant value to our stockholders by allowing our associates to avoid job burn out, and return to work with a refreshed and renewed outlook on improving their individual and overall company performance. Unused sabbaticals may not be exchanged for cash.

All associates, including our Executives, are permitted to participate in our 401(k) savings plan and may contribute, on a pre-tax basis, up to 5% of annual salary (up to a salary cap of $245,000 for 2011), for which we provide a 33% matching contribution. The maximum amount we would match for any participant in the plan for 2011 was $4,043 (i.e., $245,000 x 5% = 12,250 x 33% = $4,043).

Historically, our Executives and certain other management-level associates were offered participation in our deferred compensation plan, which permitted the participants to defer the receipt of income to a future date (e.g., retirement). While we had the discretion to make matching and other contributions to the deferred compensation plan on behalf of participants, we did not make any. In January 2011, based on the recommendation of the company's benefits advisory board, our Governance and Compensation Committee elected to freeze plan participation and future contributions for 2011 forward.

We do not provide any other type of retirement benefits to our Executives (i.e., there are no supplemental executive retirement plans).

VII. SEVERANCE AGREEMENTS AND ELIMINATION OF CHANGE-IN-CONTROL AGREEMENTS

In addition to the compensation elements described above, we also provide our Executives at the vice president level and above with severance arrangements, which are described in more detail under the subheading "Other Post-Employment Payments" below. Severance packages are a common characteristic of compensation for key employees in the retail industry. They are intended to provide covered Executives with a sense of security in making the commitment to dedicate their professional career to our success. Due to our size relative to other public companies, we believe that severance benefits are necessary to help us attract and retain necessary skilled and qualified Executives to continue to grow our business.

For more information about severance arrangements for our Named Executive Officers and other Executives at the vice-president level and above, see "Other Post-Employment Payments" below.

VIII. TAX DEDUCTIBILITY

Section 162(m) of the Internal Revenue Code limits the deductibility of compensation in excess of $1 million paid to our Named Executive Officers unless certain requirements are met. Since stock option awards generally are designed to meet the requirements for deductibility under Section 162(m), Mr. Eisenberg is the only Named Executive Officer whose annual taxable compensation reasonably might not be fully deductible, and the non-deductible amount would be only a portion of his annual bonus payment. Given the relatively small amount of any potential loss of tax deduction, the company has not sought stockholder approval of the specific performance goals or otherwise taken all of the steps necessary to preserve the company's tax deduction for Mr. Eisenberg's bonus.

Governance and Compensation Committee Report on Executive Compensation

The Governance and Compensation Committee has reviewed and discussed the foregoing Compensation Discussion and Analysis with West Marine's management, and based on the review and discussions, the Governance and Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into West Marine's annual report on Form 10-K for the fiscal year ended December 31, 2011.

March 27, 2012

Governance and Compensation Committee

Barbara L. Rambo, Chair
David McComas
Dennis F. Madsen

The Governance and Compensation Committee Report set forth above will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent that we specifically incorporate such reports by reference, and such report will not otherwise be deemed to be soliciting materials or to be filed under such Acts.

Named Executive Officers

Certain information regarding our Named Executive Officers who are not Directors is set forth below.

Thomas R. Moran, 51, was hired as our Chief Financial Officer, Senior Vice President and Assistant Secretary, effective January 8, 2007. Previously, he served as the Chief Financial Officer of the Wearguard-Crest Division of ARAMARK Corporation, ARAMARK's work apparel and uniform division, from June 2004 until January 2007. Prior to joining ARAMARK, Mr. Moran was a Director of Finance of Limited Brands, Inc. from 2000 to 2004 and was the Director of Planning for CarMax Auto Superstores from 1995 to 2000. Mr. Moran and his wife enjoy California's year-round boating season and exploring the sights of the Monterey Bay area.

Bruce Edwards, 49, is our Executive Vice President of Stores, Port Supply and Direct-to-Customer divisions, responsible for the sales and operations of our 315 stores, wholesale division and Direct-to-Customer division (i.e., retail eCommerce website operations, direct mail, catalogs and virtual call center operations). Mr. Edwards joined West Marine in December 1986, and prior to his promotion in June 2007, he has held the positions of Executive Vice President of Stores and Port Supply, Senior Vice President of Stores, Vice President of Retail Operations, Regional Vice President, Director of Store Operations and District Manager for West Marine. Mr. Edwards has been actively involved in the marine industry for more than 20 years, and has been a life long boater, racing sailboats competitively for over 30 years.

Ronald Japinga, 49, is our Executive Vice President of Merchandising, Replenishment and Logistics. Prior to his promotion in June 2007, he had served as our Senior Vice President of Merchandising since February 2006. Previously, Mr. Japinga served as Vice President/Divisional Merchandise Manager of Kohl's Department Stores from 2001 until he joined West Marine in 2006. Prior to joining Kohl's, he held several positions with Duty Free Shops Group Limited from 1997 to 2001, including Vice President/Divisional Merchandise Manager/Director of Stores, Vice President/General Merchandise Manager/Visual and Divisional Merchandise Manager. Prior to that, Mr. Japinga served as President of a start-up specialty apparel store, Wish Superstore, from 1996 to 1997, served as Vice President/Divisional Merchandise Manager for Federated Department Stores from 1991 to 1996 and was a Buyer for Macy's Department Stores prior to 1991. Mr. Japinga has been an avid boater since his youth and enjoys taking his powerboat out on the weekends with his wife and children for fishing, waterskiing and basic pleasure boating.

Summary Compensation Table

The following table sets forth certain information for fiscal years 2011, 2010 and 2009 concerning the compensation for services in all capacities to West Marine and its subsidiaries earned by, awarded to, or paid to our Named Executive Officers.

Name and Principal Position	Year	Salary ($)[2][3]	Bonus ($)[4]	Restricted Stock Units ($)[5]	Option Awards ($)[6]	All Other Compensation ($)[7]	Total ($)
Geoffrey A. Eisenberg[1]	2011	499,000	227,970	129,500	106,843	7,324	970,637
Chief Executive Officer	2010	499,000	529,303	—	207,680	16,285	1,252,268
	2009	499,000	598,600	—	93,933	16,153	1,207,686
Thomas R. Moran	2011	325,000	74,239	85,470	70,517	4,094	559,320
Chief Financial Officer	2010	325,000	172,368	—	137,069	7,423	641,860
	2009	325,000	227,500	—	61,996	13,817	628,313
Bruce Edwards	2011	360,000	82,234	85,470	70,517	4,094	602,315
Executive Vice President	2010	360,000	190,931	—	137,069	12,441	700,441
of Stores, Port Supply and	2009	360,000	252,000	—	61,996	11,165	685,161
Direct-to-Customer							
Ronald Japinga	2011	350,000	79,949	85,470	70,517	4,094	590,030
Executive Vice President	2010	350,000	185,627	—	137,061	12,592	685,288
of Merchandising,	2009	350,000	245,000	—	61,996	12,144	669,140
Replenishment and Logistics							

(1) Mr. Eisenberg will resign as Chief Executive Officer and President, effective as of a date to be selected by our Board in its sole discretion, but in no event later than the date a successor Chief Executive Officer is appointed. Thereafter, Mr. Eisenberg will be engaged as a consultant to the company for a period of 18

months. For more information regarding the payments and other benefits to be paid to Mr. Eisenberg for such consulting services, see "Other Post-Employment Payment" below.

(2) Base salary typically is paid on a 26-pay period cycle.

(3) Includes any employee contributions to our 401(k) and non-qualified deferred compensation plans.

(4) Amounts for 2011 represent a performance bonus earned for fiscal year 2011, paid in 2012. Amounts for 2010 represent a performance bonus earned for fiscal year 2010, paid in 2011. Amounts for 2009 represent a performance bonus earned for fiscal year 2009 paid in 2010. Mr. Eisenberg contributed $100,000 of his 2009 bonus to a new fund that assisted associates in financial distress.

(5) This column shows the aggregate grant date fair value of restricted stock units granted in 2011. These amounts are used to calculate accounting expense and do not necessarily represent the actual value that will be realized by the Named Executive Officers. For a description of the methodology and assumptions used to determine the amounts recognized in 2011, see Note 2 to our consolidated financial statements set forth in our annual report on Form 10-K for the fiscal year ended December 31, 2011 (the "2011 Financial Statements").

(6) This column shows the aggregate grant date fair value of stock options granted in each year presented. These amounts are used to calculate accounting expense and do not necessarily represent the actual value that will be realized by the Named Executive Officers. For a description of the methodology and assumptions used to determine the amounts recognized in 2011, see Note 2 to our 2011 Financial Statements.

(7) The amounts reported as All Other Compensation for 2011 consist of the following:

	401(k) Plan Matching	Life Insurance Premiums	Payout of Accrued Paid-Time-Off
Geoffrey A. Eisenberg	$3,878	$3,446	$0
Thomas R. Moran	3,878	216	0
Bruce Edwards	3,878	216	0
Ronald Japinga	3,878	216	0

Mr. Eisenberg's base annual salary will remain at $499,000 until the effective date of the Board's acceptance of his resignation as our Chief Executive Officer and a Director. As Mr. Eisenberg is voluntarily resigning, he will not receive any benefits under the *West Marine, Inc. Executive Officer Severance Plan* effective as of March 16, 2011. Instead, he will receive compensation and other benefits for his 18 month consulting services to be provided following the effective date of his resignation, as further described in the section entitled "Other Post-Employment Payments" below.

Messrs. Moran, Japinga and Edwards each have a termination agreement described below. For more information about these severance benefits, see "Compensation Discussion and Analysis — Severance Agreements and Elimination of Change-in-Control Agreements" above and "Other Post-Employment Payments" below.

Grants of Plan-Based Awards in 2011

The company provides long-term incentives to our Named Executive Officers through awards under our *Equity Incentive Plan*. The *Equity Incentive Plan* provides for various forms of equity-based incentive compensation with respect to our common stock, including stock options, stock appreciation rights, stock bonuses, restricted stock awards, restricted stock units and performance units and awards consisting of combinations of such incentives.

The following table sets forth information regarding stock options and restricted stock units granted under our *Equity Incentive Plan* to our Named Executive Officers during fiscal year 2011.

Name	Grant Date	Date Approved[1]	Awards of Stock Options Under Equity Incentive Plan (#Sh)	Awards of Restricted Stock Units Under Equity Incentive Plan (#Sh)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[2]
Geoffrey A. Eisenberg	June 1, 2011	March 16, 2011	25,000[3]	12,500[4]	10.36	236,343
Thomas R. Moran	June 1, 2011	March 16, 2011	16,500	8,250	10.36	155,987
Bruce Edwards	June 1, 2011	March 16, 2011	16,500	8,250	10.36	155,987
Ronald Japinga	June 1, 2011	March 16, 2011	16,500	8,250	10.36	155,987

(1) Our Governance and Compensation Committee met and approved the awards on March 16, 2011, but these awards were made effective as of June 1, 2011 in accordance with the terms of our *Equity Incentive Plan* and *Equity Award Grant Policy*, with an exercise price determined as of the effective date.

(2) Represents the grant date fair value of the stock option grant and restricted stock unit award. For a description of the methodology and assumptions used to determine the grant date fair market value, see Note 2 to the 2011 Financial Statements.

(3) As of the effective date of Mr. Eisenberg's resignation, the company will amend this stock option award to fully vest his rights to such stock options, make such options exercisable as of the dates they otherwise would have become vested (if he had continued to be employed by the company), and allow him to exercise such options (in accordance with their terms) at any time prior to their expiration date.

(4) As of the effective date of Mr. Eisenberg's resignation, the company will amend this restricted stock unit award to fully vest his rights to such restricted stock units, and make them payable to him as of the dates they otherwise would have become vested (if he had continued to be employed by the company).

Except as otherwise noted above for Mr. Eisenberg, all stock options and restricted stock units granted in fiscal year 2011 vest in three equal installments of 33%, 33% and 34%, respectively, of the total award, vesting on each anniversary of the grant date. The stock options are exercisable for a period of seven years from the date of grant, subject to earlier termination as described below. Under his now-expired employment agreement, Mr. Eisenberg's stock options granted prior to December 2010 are fully-vested.

Under their respective termination agreements, upon an adverse job change, in case of Mr. Edwards, or termination without cause, in case of Mr. Japinga, each have the right for a period of 15 months to continue to exercise any stock options which were vested on the date of the job change or termination, as the case may be. Under his agreement, Mr. Moran has a right for a period of 90 days following termination to exercise any stock options which were vested on that date. See "Other Post-Employment Payments."

West Marine made no material modifications to any outstanding equity-based awards during the last fiscal year (e.g., repricing, extension of exercise periods, change of vesting or forfeiture conditions, or change or elimination of applicable performance criteria).

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding stock options and restricted stock units held by the Named Executive Officers and outstanding as of December 31, 2011.

	Option Awards				Restricted Stock Units	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Restricted Stock Units That Have Not Vested (#)	Market Value of Restricted Stock Units That Have Not Vested ($)
Geoffrey A. Eisenberg(1)		25,000(2)	10.3600	June 1, 2018	12,500(7)	145,375
	50,000		10.9700	June 1, 2015		
	50,000		5.7950	June 1, 2014		
	400,000		6.4600	January 15, 2013(4)		
	3,000		13.5900	May 10, 2012		
	3,000		17.2650	May 11, 2015		
	2,000		26.2800	May 12, 2014		
	2,000		16.7466	May 7, 2013		
	2,000		22.0000	May 3, 2012		
Thomas R. Moran		16,500(2)	10.3600	June 1, 2018	8,250(7)	95,948
	10,890	22,110(3)	10.9700	June 1, 2015		
		11,220(3)	5.7950	June 1, 2014		
	25,000		14.8800	June 1, 2012		
	50,000		16.8750	March 8, 2012		
Bruce Edwards		16,500(2)	10.3600	June 1, 2018	8,250(7)	95,948
	10,890	22,110(3)	10.9700	June 1, 2015		
	21,780	11,220(3)	5.7950	June 1, 2014(5)		
	40,861		4.5000	June 2, 2013(6)		
	40,000		14.8800	June 1, 2012		
	32,000		16.5800	June 1, 2012		
	19,000		29.7000	February 27, 2014		
	19,000		16.1100	March 28, 2013		
	15,600		17.3030	February 12, 2012		
Ronald Japinga		16,500(2)	10.3600	June 1, 2018	8,250(7)	95,948
	10,890	22,110(3)	10.9700	June 1, 2015		
	21,780	11,220(3)	5.7950	June 1, 2014		
	55,366		4.5000	June 2, 2013		
	40,000		14.8800	June 1, 2012		
	50,000		15.1150	March 31, 2013		

(1) Includes stock options that were awarded to Mr. Eisenberg for his prior service as a non-employee Director.

(2) As of the effective date of Mr. Eisenberg's resignation, the company will amend this stock option award to fully vest his rights to such stock options, make such options exercisable as of the dates they otherwise would have become vested (if he had continued to be employed by the company, i.e, in three installments of 33%, 33% and 34% on each anniversary of the grant date), and allow him to exercise such options (in accordance with their terms) at any time for a period of seven years from the date of grant.

(3) These stock options vest in three installments of 33%, 33% and 34% on each anniversary of the grant date. The stock options are exercisable for a period of five years from the date of grant, subject to earlier termination. See "Other Post-Employment Payments" for a description of earlier termination events.

(4) Mr. Eisenberg exercised 100,000 stock options and sold all underlying shares in March 2012.

(5) Mr. Edwards exercised 4,125 stock options and sold 3,543 underlying shares in March 2012.

(6) Mr. Edwards exercised 4,125 stock options and sold 3,384 underlying shares in March 2012.

(7) As of the effective date of Mr. Eisenberg's resignation, the company will amend this restricted stock unit award to fully vest his rights to such restricted stock units, and make them payable to him as of the dates they otherwise would have become vested (if he had continued to be employed by the company, i.e in three installments of 33%, 33% and 34% on each anniversary of the grant date).

Option Exercises

The following table sets forth information related to the exercise of stock options during fiscal year 2011.

	Stock Options	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)**
Geoffrey A. Eisenberg(1)	2,000	9,430
Thomas R. Moran(2)	80,141	362,084
Bruce Edwards(3)	17,500	95,388
Ronald Japinga(4)	2,995	17,491

(1) Mr. Eisenberg exercised 2,000 stock options on May 2, 2011 all of which had an exercise price of $6.080 per share. Mr. Eisenberg sold all 2,000 shares at an average price of $10.795 per share immediately subsequent to exercise.

(2) Mr. Moran exercised 1,075 stock options on October 31, 2011 with an exercise price of $4.50 per share, which he sold 706 shares at an average price of $9.355 per share immediately subsequent to exercise and held the remaining 369 shares. In addition, Mr. Moran exercised 44,250 stock options on November 14, 2011 with an exercise price of $4.50 per share, which he sold 28,805 shares at a price of $9.49323 per share immediately subsequent to exercise and held the remaining 15,445 shares. Mr. Moran also exercised 13,036 stock options on November 15, 2011 with an exercise price of $4.50 per share, which he sold 8,600 shares at an average price of $9.22687 per share immediately subsequent to exercise and held the remaining 4,436 shares. In addition, Mr. Moran exercised 15,750 stock options on November 15, 2011 with an exercise price of $5.795 per share, which he sold 11,952 shares at an average price of $9.2050 per share immediately subsequent to exercise and held the remaining 3,798. Mr. Moran also exercised 6,030 stock options on November 16, 2011 with an exercise price of $5.7950 per share, which he sold 4,600 shares at an average price of $9.20911 per share immediately subsequent to exercise and held the remaining 1,430 shares.

(3) Mr. Edwards exercised 5,000 stock options on March 4, 2011 with an exercise price of $4.50 per share, which he sold 4,565 shares at an average price of $10.34 per share immediately subsequent to exercise and held the remaining 435 shares. In addition, Mr. Edwards exercised 5,000 stock options on May 11, 2011 with an exercise price of $4.50 per share, which he sold 4,030 shares at a price of $10.92 per share immediately subsequent to exercise and held the remaining 970 shares. Mr. Edwards also exercised 5,000 stock options on November 4, 2011 with an exercise price of $4.50 per share, which he sold 3,340 shares at an average price of $9.0075 per share immediately subsequent to exercise and held the remaining 1,660 shares. In addition, Mr. Edwards exercised 2,500 stock options on November 7, 2011 all of which had an exercise price of $4.50 per share, which he sold all 2,500 shares at an average price of $9.12 per share immediately subsequent to exercise.

(4) Mr. Japinga exercised 2,995 stock options on March 4, 2011 with an exercise price of $4.50 per share, and continues to hold the underlying shares.

Nonqualified Deferred Compensation

The following table sets forth information regarding deferrals, earnings and distributions under the West Marine Deferred Compensation Plan for fiscal year 2011 and the deferred compensation account balance as of fiscal year end:

Name	Executive contributions in last fiscal year ($)	Registrant contributions in last fiscal year ($)	Aggregate earnings in last fiscal year ($)	Aggregate withdrawals/ distributions ($)	Aggregate balance at December 31, 2011 ($)
Geoffrey A. Eisenberg	—	—	—	—	—
Thomas R. Moran	—	—	—	—	—
Bruce Edwards(1)	—	—	—	13,762	99,294
Ronald Japinga	—	—	—	—	—

(1) Mr. Edwards elected to receive an in-service payout over a five year period commencing with his initial payout on April 2010.

Prior to the 2010 year end, eligible associates were able to defer the receipt of up to 50% of base salary and up to 100% of bonus and other cash incentive compensation under our deferred compensation plan. West Marine may elect to make matching contributions or other discretionary contributions to the deferred compensation plan but has not done so to date. Amounts deferred under the plan are credited with earnings at market rates, based upon the participant's choice of investments. The participant may elect to change an investment choice at any time. In 2011, the reference funds for the investments earned the following rates of return:

West Marine, Inc.	
Deferred Compensation Plan — 2011 Annual Returns	
BlackRock Money Market	0.00%
Western Asset U.S. Government	5.51%
MIST Clarion Global Real Estate	-5.28%
Legg Mason Social Awareness	-0.02%
T. Rowe Price Large Cap Growth	-1.34%
MFS Total Return	2.21%
Janus Aspen Worldwide Growth	-13.99%
Harris Oakmark International	-13.98%
BlackRock Aggressive Growth	-3.14%
Russell 2000 Index Portfolio	-4.10%
Dreyfus Opportunistic Small Cap	-13.82%
MFS MetLife Stock Index	1.65%

Amounts deferred generally may be distributed as of a particular date selected in advance by the participant, following the participant's termination of employment or in the event the participant suffers a financial hardship, provided that, for payments made upon a participant's termination of employment, individuals who are designated as "specified employees" under Section 409A of the Internal Revenue Code generally may not receive payments from the deferred compensation plan for at least six months following such termination from employment.

Our Governance and Compensation Committee approved the suspension of participant contributions to the deferred compensation plan beginning in 2011.

Other Post-Employment Payments

The following tables summarize the compensation and benefits each Named Executive Officer would have been entitled to receive under the *Executive Officer Severance Plan* or his individual severance agreement if his employment with West Marine had terminated as of December 31, 2011. The tables do not include amounts payable under the deferred compensation plan, the 401(k) plan or the employee benefit plans in which associates are eligible to participate on a non-discriminatory basis (e.g., stock purchase plan, group health, group term life, accidental death and disability and long-term disability).

Mr. Eisenberg:

Executive Benefit and Payments Upon Termination	Voluntary Termination	Involuntary (Not for Cause or Constructive) Termination	For Cause Termination	Change in Control	Death
Compensation:					
Base Salary[1]	—	$748,500	—	—	—
Short-term incentive (100% of base salary)	—	—	—	—	—
Stock option vesting	—	—	—	—	—
Restricted stock vesting	—	—	—	—	—
Benefits and Perquisites:					
Post-termination health care	—	—	—	—	—
Life insurance proceeds	—	—	—	—	$1,500,000
Accrued vacation pay	$43,068	43,068	$43,068	$43,068	43,068
Other perquisites	—	—	—	—	—
Tax gross-up	—	—	—	—	—
Total:	$43,068	$791,568	$43,068	$43,068	$1,543,068

(1) Mr. Eisenberg's employment agreement expired in December 2010. Our Board has approved the resignation of Mr. Eisenberg as President and Chief Executive Officer and as a Director to be effective at a date to be selected by the Board in its sole discretion, but in no event later than the date a successor Chief Executive Officer is appointed. Mr. Eisenberg will continue in a consulting role for which he will receive the compensation and other benefits described below. Acccordingly, he will not receive any cash severance based on the *Executive Officer Severance Plan* that follows these tables.

Mr. Moran:

Executive Benefit and Payments Upon Termination	Voluntary Termination	Involuntary (Not for Cause or Constructive) Termination	For Cause Termination	Change in Control	Death
Compensation:					
Base Salary[1]	—	$325,000	—	—	—
Short-term incentive (100% of base salary)	—	—	—	—	—
Stock option vesting	—	—	—	—	—
Restricted stock vesting	—	—	—	—	—
Benefits and Perquisites:					
Post-termination health care	—	—	—	—	—
Life insurance proceeds	—	—	—	—	$750,000
Accrued vacation pay	$18,300	18,300	$18,300	$18,300	18,300
Other perquisites	—	—	—	—	—
Tax gross-up	—	—	—	—	—
Total:	$18,300	$343,300	$18,300	$18,300	$768,300

(1) Severance is paid in substantially equal amounts over 12 months.

Mr. Edwards:

Executive Benefit and Payments Upon Termination	Voluntary Termination	Involuntary (Not for Cause or Constructive) Termination	For Cause Termination	Change in Control	Death
Compensation:					
Base Salary[(1)]	—	$360,000	—	—	—
Short-term incentive (100% of base salary)	—	—	—	—	—
Stock option vesting	—	—	—	—	—
Restricted stock vesting	—	—	—	—	—
Benefits and Perquisites:					
Post-termination health care	—	9,076	—	—	—
Life insurance proceeds	—	—	—	—	$1,000,000
Accrued vacation pay	$36,038	36,038	$36,068	$36,038	36,038
Other perquisites	—	—	—	—	—
Tax gross-up	—	—	—	—	—
Total:	**$36,038**	**$405,114**	**$36,068**	**$36,038**	**$1,036,038**

(1) Severance is paid in substantially equal amounts over 12 months.

Mr. Japinga:

Executive Benefit and Payments Upon Termination	Voluntary Termination	Involuntary (Not for Cause or Constructive) Termination	For Cause Termination	Change in Control	Death
Compensation:					
Base Salary[(1)]	—	$350,000	—	—	—
Short-term incentive (100% of base salary)	—	—	—	—	—
Stock option vesting	—	—	—	—	—
Restricted stock vesting	—	—	—	—	—
Benefits and Perquisites:					
Post-termination health care	—	11,938	—	—	—
Life insurance proceeds	—	—	—	—	$1,000,000
Accrued vacation pay	$36,683	36,683	$36,683	$36,683	36,683
Other perquisites	—	—	—	—	—
Tax gross-up	—	—	—	—	—
Total:	**$36,683**	**$398,621**	**$36,683**	**$36,683**	**$1,036,683**

(1) Severance is paid in substantially equal amounts over 12 months.

Pursuant to the *West Marine, Inc. Executive Officer Severance Plan* effective as of March 16, 2011, if our Chief Executive Officer's employment was involuntarily terminated without cause or if he voluntarily terminated his employment for good reason, he would have been entitled to receive a severance payment equal to 78 weeks of his base salary, which represents the maximum payment available based on his employment tenure, and if such termination date occurred during the second half of the company's fiscal year, he also would have been eligible to receive a pro-rata bonus, if any, for that fiscal year, payable at the time the company pays such bonuses to other Executives. However, Mr. Eisenberg will not be entitled to such severance benefits due to his voluntary resignation as Chief Executive Officer and President, which resignation was accepted by our Board and will be effective on a date to be selected by our Board in its sole discretion, but in no event later than the date a successor Chief Executive Officer is employed by the company. Until that effective date, Mr. Eisenberg will continue as our Chief Executive Officer on a full-time basis and continue to serve as a Director.

Additionally, in light of Mr. Eisenberg's extensive career with the company, including his strategic business development, expertise in the boating industry and customer service, as well as professional development and leadership skills, our Board approved the engagement of Mr. Eisenberg as a consultant to the company following the date his resignation becomes effective, on an on-call basis reporting to the Board and its Chairman for a period of 18 months. In such capacity, Mr. Eisenberg will perform work as directed by the Chairman and/or the Board to facilitate an effective transition of the leadership of the company to his successor, including working with the Board, his successor, other associates, customers and/or industry leaders and groups, as determined by the Chairman and/or the Board, on matters appropriate for an executive officer or director. This consulting position will not require devotion of substantial time and will not exceed 20% of the average level of services Mr. Eisenberg performed during the 36 months immediately preceding the date his resignation is accepted by our Board (to ensure that his resignation qualifies as a "separation from service" under IRS rules). As compensation for these consulting services, unless his position is terminated earlier for cause, the company will pay Mr. Eisenberg a total of $822,000, payable in substantially equal installment payments over the 18 month period on the company's regularly-scheduled payroll dates, provided that all installments due for the first six months following the effective date of his resignation will be withheld and paid to him on the first business day following such six month period (to ensure compliance with IRS deferred compensation rules). Additionally, the company will pay him monthly an amount equal to the COBRA premiums due for such month, so long as he remains eligible for such coverage, up to 18 months. All of these payments will be subject to income and payroll tax withholding. As of the effective date of his resignation, the company also will amend Mr. Eisenberg's outstanding 2011 stock option award (with respect to 25,000 shares) to: fully vest his rights to such stock options, make such options exercisable as of the dates they otherwise would have become vested (if he had continued to be employed by the company), and allow him to exercise such options (in accordance with their terms) at any time prior to their expiration date. His outstanding 2011 restricted stock unit award (with respect to 12,500 shares) also will be amended to fully vest his rights to such restricted stock units, and make them payable to him as of the dates they otherwise would have become vested (if he had continued to be employed by the company). The consideration outlined above will not be reduced by any compensation earned or paid to Mr. Eisenberg by a third party (whether by employment or by functioning as an independent contractor) during the term of the consulting position. The above terms will be included in an agreement to be signed by Mr. Eisenberg and the company which agreement also will include the company's standard general release, non-disparagement and non-solicitation provisions in exchange for such consideration.

Per the terms of his agreement, West Marine has agreed to pay Mr. Moran severance benefits in the event his employment is terminated without cause or if his employment is constructively terminated. In such event, in addition to accrued wages (such as base salary and accrued paid time off through the date of termination), he will be entitled to severance pay equal to 12 months of his base salary, payable over the 12-month period following the date of termination, and if the termination occurs during the second half of West Marine's fiscal year, a pro-rated bonus for the year in which his employment is terminated. No severance benefits are payable if Mr. Moran's employment is terminated voluntarily, as a result of his death or disability, or if West Marine terminates his employment for cause. Additionally, Mr. Moran's agreement contains a mitigation provision, whereby severance amounts will be reduced by the amount of compensation earned or paid to him either as a result of new employment or serving as an independent consultant. Mr. Moran will be able to continue to exercise for a period of 90 days any stock options which were vested on the date of his termination.

In September 2004, West Marine entered into an agreement with Mr. Edwards that provides him with special rights if he is subjected to an adverse job change for reasons other than cause, death or disability. An adverse job change consists of a substantial reduction in Mr. Edwards' job responsibilities, title, position or full-time employment. Under the agreement, if the adverse job change occurred in the second half of West Marine's fiscal year, Mr. Edwards will be entitled to a pro-rated bonus for the year that included the adverse job change. In addition, for a period of one year following an adverse job change, Mr. Edwards will be entitled to receive his base salary and group health insurance benefits, and he will be able to continue to exercise any stock options which were vested on the date of the adverse job change for a period of 15 months following the date thereof.

In February 2006, West Marine entered into an agreement with Mr. Japinga that provides Mr. Japinga with severance benefits if his employment is terminated for reasons other than cause, death or disability. Under the agreement, Mr. Japinga will receive his base salary for 12 months, and if the termination occurs in the second half of the West Marine's fiscal year, Mr. Japinga will be entitled to a pro-rated bonus for the year in which the termination occurs. In addition, for a period of one year following such termination, Mr. Japinga will be entitled to receive group health insurance benefits for 12 months (unless he obtains alternate employment that provides for health benefits) and will be able to continue to exercise any stock options which were vested on the date of termination for a period of 15 months following the date thereof.

The severance agreements for Messrs. Moran and Japinga were negotiated in arms-length discussions with our former Chief Executive Officer, with the advice and consent of our Governance and Compensation Committee. Mr. Edwards' severance pay compensation was set by our former Chief Executive Officer, with the advice and consent of our Governance and Compensation Committee, at a time when we were going through a transition in the senior management team.

Director Compensation

The following table sets forth certain information for fiscal year 2011, concerning the compensation for services in all capacities to West Marine and its subsidiaries earned by, awarded to, or paid to Mr. Repass and Directors who are not employees of West Marine.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[4]	Option Awards ($)[4]	All Other Compensation ($)	Total ($)
Randolph K. Repass[1]	69,294	—	—	—	69,294
Dennis F. Madsen	33,500	29,443	—	—	62,943
David McComas	33,500	29,443	—	—	62,943
Barbara L. Rambo	51,000	29,443	—	—	80,443
Alice M. Richter	41,000	29,443	—	—	70,443
Peter Roy[2]	36,000	29,443	—	—	65,443
Christiana Shi[3]	18,000	33,643	—	—	51,643

(1) Mr. Repass started receiving his base salary of $100,000 effective April 2011.

(2) Our Board, on the recommendation of our Governance and Compensation Committee, has amended Mr. Roy's outstanding 2011 restricted stock unit award (with respect to 2,082) shares to fully vest his rights to such restricted stock units, and make them payable to him as of the dates they otherwise would have become vested (if he had continued to serve as a director). The Board considered that Mr. Roy had served as a Director for the year and the vesting would have occurred on May 19, 2012 but due to the scheduling of the Annual Meeting, the vesting would not have otherwise occurred and these awards would have been subject to forfeiture.

(3) Ms. Shi was appointed to the Board effective September 15, 2011 and, in connection to her appointment, she received an award of 2,937 restricted shares on September 15, 2011 with vesting to occur on the one year anniversary of the grant date.

(4) This column shows the aggregate grant date fair value of restricted stock awards and stock options granted in 2011 to our non-employee Directors. These amounts are used to calculate accounting expense and do not necessarily represent the actual value that will be realized by our non-employee Directors. For a description of the methodology and assumptions used to determine the amounts recognized in 2011, see Note 2 to the 2011 Financial Statements.

The following table sets forth information regarding stock options and restricted stock awards held by Directors other than Geoffrey A. Eisenberg and outstanding as of December 31, 2011:

	Option Awards				Restricted Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Nonexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares That Have Not Vested (#)	Market Value of Shares That Have Not Vested ($)(1)
Randolph K. Repass	—	—	—	—	—	—
Dennis F. Madsen	—	—	—	—	2,082	24,214
David McComas	—	—	—	—	2,082	24,214
	3,000		17.2650	May 11, 2015		
	2,000		26.2800	May 12, 2014		
	2,000		16.7466	May 7, 2013		
	2,000		22.0000	May 3, 2012		
Barbara L. Rambo	—	—	—	—	2,082	24,214
	3,000		5.9700	May 20, 2014		
	4,500		5.7700	October 14, 2013		
Alice M. Richter	—	—	—	—	2,082	24,214
Peter Roy(2)	—	—	—	—	2,082	24,214
	3,000		10.9800	May 20, 2015		
	3,000		5.9700	May 20, 2014		
	3,000		17.2650	May 11, 2015		
	2,000		26.2800	May 12, 2014		
	2,000		16.7466	May 7, 2013		
	2,000		22.0000	May 3, 2012		
Christiana Shi(3)	—	—	—	—	2,937	34,157

(1) Based on a price per share of $11.63 which was the closing share price of our common stock on the NASDAQ Global Market on December 30, 2011.

(2) Mr. Roy will be able to exercise such stock options for the balance of the remaining term of each award. Mr. Roy's outstanding 2011 restricted stock unit award (with respect to 2,082) shares were amended to fully vest his rights to such restricted stock units, and make them payable to him as of the dates they otherwise would have become vested (if he had continued to serve as a director).

(3) Ms. Shi was appointed to the Board effective September 15, 2011 and, in connection to her appointment, she received an award of 2,937 restricted shares on September 15, 2011 with vesting to occur on the one year anniversary of the grant date.

For 2011, non-employee Directors were paid fees of:

- $2,000 for each Board meeting attended, payable on the meeting date;
- $16,000 as an annual cash retainer, payable quarterly; and
- $8,000 in the form of West Marine common stock and $6,000 of restricted stock granted under the *Equity Incentive Plan*, payable on the date of the 2011 Annual Meeting. The $6,000 of restricted stock vests one year after the date it is granted.

In addition, following the 2011 Annual Meeting, each independent Directors received, at his or her election, either a grant of 3,000 stock options or 1,500 restricted stock awards. Any newly appointed Director received, at his or her election, a grant of either an option exercisable for 4,500 shares of common stock or 2,250 shares of restricted stock awards. For 2012, an amendment to our *Equity Incentive Plan*, approved by our stockholders at the 2011 Annual Meeting, increased the share count under the "fungible share pool design" whereby "full value" awards, such as restricted stock, count as 2x the shares granted to every 1 stock option granted. The options are granted with an exercise price equal to the fair market value of West Marine's common stock on the grant date, and the options will become exercisable six months following the date of the award. All restricted shares vest one year after the grant date.

Pursuant to our *Stock Ownership Policy*, once our independent Directors reach their requisite stock ownership levels, they are required to maintain such levels until such time as they resign from, determine not to stand for re-election to, or are not nominated for re-election to the Board.

For 2011, Ms. Richter, our Audit Committee Chair and financial expert, received an additional annual retainer of $17,000. The remaining members of the Audit Committee, Mr. Roy and Ms. Rambo, each received an additional annual retainer of $12,000 and the retainer for Ms. Shi was pro-rated at $6,000, given her appointment to the Committee in September 2011. For 2011 Ms. Rambo, our Governance and Compensation Committee Chair, received an additional annual retainer of $15,000. The remaining members of the Governance and Compensation Committee, Mr. McComas and Mr. Madsen, each received an additional annual retainer of $9,500.

In September 2011, our Governance and Compensation Committee engaged FW Cook to review the overall compensation program for our non-employee Directors. Following this review, FW Cook determined that our total non-employee Director compensation was below that of the peer group median. Accordingly, to establish an annual non-employee Director compensation program consistent with market levels to attract and retain qualified non-employee Directors, our Committee approved the following modifications to such non-employee Director compensation, to be effective commencing in 2012:

- $2,000 for each Board meeting attended, payable on the meeting date (no change);
- $25,000 as an annual cash retainer, payable quarterly; and
- $40,000 in the form of restricted stock units (or up to 50% of such amount in the form of stock options, at the Director's election), to be awarded on the date of each annual meeting. In 2012, our Board, on the recommendation of our Governance and Compensation Committee, amended our Equity Incentive Plan to provide that equity awards granted to non-employee Directors will vest the earlier of one year following the date of grant or the subsequent year's annual meeting date.

For 2012 and thereafter, if elected to our Board and re-appointed to our Audit Committee, the additional retainer for Ms. Richter, as Chair and financial expert, will increase to $20,000, and the additional retainer for Ms. Rambo and Ms. Shi will increase to $13,000. If elected to our Board and re-appointed to our Governance and Compensation Committee, the additional annual retainers for Ms. Rambo, as our Committee Chair, and for Messrs. McComas and Madsen, will remain at $15,000 and $9,500, respectively, as these fees were determined to be consistent with market practices. Mr. Roy will receive a pro-rated portion of his Board and Audit Committee fees payable through the Annual Meeting date.

All non-employee Directors for 2011 were, and will continue to be, reimbursed for travel and other out-of-pocket expenses incurred by them that are incidental to their service on the Board. In addition, all Directors will be reimbursed for Board continuing education course fees up to $5,000 per annum. Due to economic challenges, based on our Chief Executive Officer's recommendation, our Governance and Compensation Committee suspended this reimbursement beginning in 2008 and continuing through 2012.

Our Chairman of the Board, Randolph K. Repass, started receiving his $100,000 base salary beginning in April 2011. Mr. Repass currently beneficially owns 7,273,028 shares or approximately 31.5% of our outstanding common stock. Mr. Repass has not been granted any stock options since our initial public offering in 1993 and receives no bonus.

No other Directors who are associates of West Marine receive any compensation for serving on the Board. Additionally, beginning in 2012, non-employee Directors may not participate in the company's health plan.

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes information about West Marine's equity compensation plans as of December 31, 2011. All outstanding awards relate to West Marine's common stock.

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	(b) Weighted-average exercise price of outstanding options, warrants and rights ($)	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (#)
Equity compensation plans/ arrangements approved by securityholders	3,534,540[1]	$11.14[1]	1,831,614[2]
Equity compensation plans/ arrangements not approved by securityholders	-0-	-0-	-0-

(1) Pertains to stock options outstanding under the *Equity Incentive Plan*. Does not include 13,347 shares of restricted stock issued and 133,138 restricted stock units issued under the Equity Incentive Plan. Also does not include purchase rights accruing under the *Stock Buying Plan* as the number of shares issuable and the exercise price under that plan will not be determinable until the end of the current offering period, April 30, 2012.

(2) Consists of shares of common stock reserved for future issuance under the *Equity Incentive Plan*. Does not include 591,838 shares of common stock currently reserved for issuance under the *Stock Buying Plan*.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table indicates, as to (i) each person who is known to own beneficially 5% or more of the outstanding shares of our common stock; (ii) each Director; (iii) each Named Executive Officer; and (iv) all Directors and Named Executive Officers at December 31, 2011 as a group, the number of shares and percentage of common stock beneficially owned as of March 19, 2012. As of the close of business on March 19, 2012, there were outstanding 23,068,599 shares of common stock of West Marine.

	Common Stock Beneficially Owned as of March 19, 2012(1)	
Beneficial Owner	Number of Shares	Percent
Randolph K. Repass	7,273,028(2)	31.5%
Geoffrey A. Eisenberg	910,799(3)	3.9%
Thomas R. Moran	170,057(4)	*
Bruce Edwards	245,485(4)	1.1%
Ronald Japinga	256,522(4)	1.1%
Dennis F. Madsen	5,804(5)	*
David McComas	40,830(5)	*
Barbara L. Rambo	17,403(5)	*
Alice M. Richter	14,134(5)	*
Peter Roy	53,450(5)(6)	*
Christiana Shi	3,853(5)	
All Directors and executive officers as a group (11 persons)	8,991,365(7)	39.0%
Franklin Resources, Inc.	3,124,630(8)	13.5%
Dimensional Fund Advisors, LP	1,813,049(9)	7.9%
Royce & Associates, LLC	1,232,711(10)	5.3%
Paradigm Capital Management, Inc.	1,187,644(11)	5.1%

* Less than one percent.

(1) Except as otherwise noted, each person has sole voting and investment power over the common stock shown as beneficially owned, subject to community property laws where applicable.

(2) The address of Mr. Repass is 500 Westridge Drive, Watsonville, California 95076-4100.

Includes 254,600 shares held by Mr. Repass' wife, 24,915 shares held by Mr. Repass' minor son, 40,400 shares held in trust for the benefit of Mr. Repass' grandchildren and 173,900 shares held by the Repass-Rodgers Family Foundation Inc. Mr. Repass has sole voting and dispositive power with respect to 5,374,084 shares and is deemed to have shared voting and dispositive power with respect to 254,600 shares. Mr. Repass disclaims beneficial ownership of all shares attributed to his spouse and all shares held by the Repass-Rodgers Family Foundation. The beneficial ownership reported also includes 729,506 shares held by the Randolph K. Repass 2009 Grantor Retained Annuity Trust dated July 8, 2009, and 675,623 shares held by the Randolph K. Repass 2010 Grantor Retained Annuity Trust dated March 23, 2010. Although Mr. Repass retains a limited pecuniary interest in the shares held by the two grantor retained annuity trusts, Mr. Repass retains sole investment control over the shares in such trusts and his brother, as co-trustee, has sole voting power over the shares.

(3) Includes stock options exercisable within 60 days to purchase 437,000 shares. Includes 12,500 restricted stock units that vest in three installments of 33%, 33% and 34% on each anniversary of the grant date. Also includes 12,000 shares held by Mr. Eisenberg's children. Mr. Eisenberg disclaims beneficial ownership of shares attributed to his children.

(4) Includes stock options exercisable within 60 days to purchase shares as follows: Thomas R. Moran, 135,720 shares; Bruce Edwards, 225,111; and Ronald Japinga, 227,866 shares. Includes restricted stock units that vest in three installments of 33%, 33% and 34% on each anniversary of the grant date as follows: Thomas R. Moran, 8,250 units; Bruce Edwards, 8,250 units; and Ronald Japinga, 8,250 units.

(5) Includes stock options exercisable within 60 days to purchase shares as follows: Dennis F. Madsen, 0 shares; David McComas, 9,000 shares; Barbara L. Rambo, 7,500; Alice M. Richter, 0 shares; Peter Roy, 15,000 shares; and Christiana Shi, 0 shares. Includes restricted stock that vest on May 19, 2012 as follows: Dennis F. Madsen, 2,082 shares; David McComas, 2,082 shares; Barbara L. Rambo, 2,082; Alice M. Richter, 2,082 shares; and Peter Roy, 2,082 shares. Includes restricted stock that vest on September 15, 2012 as follows: Christiana Shi, 2,937 shares.

(6) Includes stock options exercisable for the balance of the remaining term of the option. Mr. Roy's outstanding 2011 restricted stock unit award (with respect to 2,082) shares were amended to fully vest his rights to such restricted stock units, and make them payable to him as of the dates they otherwise would have become vested (if he had continued to serve as a director).

(7) Includes stock options exercisable within 60 days to purchase 1,057,197 shares.

(8) The information contained in the table and this footnote with respect to Franklin Resources, Inc. is based solely on a statement on Schedule 13G/A filed February 9, 2012 reporting beneficial ownership as of December 31, 2011 by Franklin Resources, Inc., Charles B. Johnson, Rupert H. Johnson, Jr., Franklin Templeton Investments Corp. and Franklin Advisory Services, LLC to the effect that (a) each (directly or indirectly) has dispositive and voting power over these shares to the extent disclosed therein and (b) these shares are held by investment companies or other managed accounts which are advised by subsidiaries of Franklin Resources, Inc. pursuant to investment management contracts which grant to such subsidiaries all investment and voting power over these shares. The business address for Franklin Resources, Inc., Charles B. Johnson and Rupert H. Johnson, Jr. is One Franklin Parkway, San Mateo, California 94403-1906. The business address for Franklin Templeton Investments Corp. is 200 King Street West, Suite 1500, Toronto, Ontario, Canada M5H 3T4 and the business address for Franklin Advisory Services, LLC is One Parker Plaza, Ninth Floor, Fort Lee, New Jersey 07024-2938.

(9) The information contained in the table and this footnote with respect to Dimensional Fund Advisors LP is based solely on a statement on Schedule 13G/A filed February 14, 2012 reporting beneficial ownership as of December 31, 2011 by Dimensional Fund Advisors LP to the effect that (a) it has sole dispositive power over all of these shares and (b) it has sole voting power over 1,761,241 shares. The business address for Dimensional Fund Advisors LP is Palisades West, Building One, 6300 Bee Cave Road, Austin, Texas 78746.

(10) The information contained in the table and this footnote with respect to Royce & Associates, LLC is based solely on a statement on Schedule 13G/A filed January 24, 2012 reporting beneficial ownership as of December 31, 2011 by Royce & Associates, LLC to the effect that it has sole dispositive and voting power over all of these shares. The business address for Royce & Associates, LLC is 745 Fifth Avenue, New York, New York 10151.

(11) The information contained in the table and this footnote with respect to Paradigm Capital Management, Inc. is based solely on a statement on Schedule 13G filed March 22, 2012 reporting beneficial ownership as of December 31, 2011 by Paradigm Capital Management, Inc. to the effect that it has sole dispositive and voting power over all of these shares. The business address for Paradigm Capital Management, Inc. is Nine Elk Street, Albany, New York 12207.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires executive officers and Directors, and persons who own more than 10% of our common stock, to file reports of ownership and changes in ownership of West Marine common stock with the Securities and Exchange Commission. Executive officers, Directors and greater than 10% stockholders are required by Securities and Exchange Commission regulation to furnish West Marine with copies of all Section 16(a) forms they file.

Based solely on a review of copies of such reports received by West Marine, or written representations from certain reporting persons that no Forms 5 were required for those persons, we believe that, during the period from January 2, 2011 to December 31, 2011, our Named Executive Officers, Directors and greater than 10% stockholders filed on a timely basis all reports due under Section 16(a).

CERTAIN TRANSACTIONS

Related Party Transaction Policy

The Board recognizes that related party transactions may create the appearance that company decisions are based on considerations other than the best interests of the company and its stockholders. However, the Board also recognizes that there are situations where the best interests of the company and its stockholders may be served even if the transaction is one with a related party. For example, this would be true if the company would be able to obtain products or services of a nature, quality or quantity on terms that are not readily available from other sources. As a result, the Board has delegated to the Audit Committee the responsibility to review and pre-approve related party transactions with related parties pursuant to a written policy described below under "Related Party Transactions." The Committee has the authority to approve a related party transaction if the Committee determines that the transaction is on terms that are in the best interest of the company and its stockholders.

Related Party Transactions

During 2011 the company did not enter into any new related party transactions. In addition, the company terminated one related party lease during 2011 and also will be terminating another this year, as further described below.

Randolph K. Repass, our founder and Chairman of the Board, is a general partner of three partnerships in which he, together with certain members of his family, owns substantially all of the partnership interests. Geoffrey A. Eisenberg, our Chief Executive Officer, is a 7.5% limited partner in the two partnerships from which the company leases its Watsonville, California support center and its store in Santa Cruz, California.

The company has leased its store in Santa Cruz, California and its support center in Watsonville, California since 1982 and 1988, respectively. Negotiations for these transactions were conducted at arms' length using independent representatives for each party at the time these leases were entered into. Although these leases have been in place for over two decades, our Audit Committee nonetheless reviews these transactions annually to determine if they remain in the best interest of the company. In this regard, our Committee considered that Messrs. Repass and Eisenberg entered into re-negotiations of the rental terms for the support center during 2009 prior to the expiration of the lease term. Although under no compulsion to do so, Mr. Repass acknowledged the soft real estate market conditions at that time and agreed to a rent reduction, resulting in an aggregate savings to the company over the lease term, as extended, of approximately $1.3 million (net of brokerage fees). Additionally, in July 2011, a lease amendment was signed which reduced the amount of Watsonville, California support center storage space leased to the company and which extended the storage space lease from November 2011 to October 2016 to be coterminous with the support center lease. Due to the lease amendment, the company's related contractual obligation decreased by immaterial amounts for fiscal years 2011 through 2016.

From February 2002 through March 2011, West Marine leased its store in Palo Alto, California from a trust for which Randolph K. Repass is the trustee. The trust sold the property on March 18, 2011, and the company terminated the lease effective as of that date. Additionally, West Marine leased its store in New Bedford, Massachusetts from a corporation of which Mr. Repass' brother is the President and his father is a member of the board of directors and a major stockholder. The New Bedford lease expired in February 2012, and the company currently is operating on a month-to-month tenancy. The company expects to terminate the New Bedford lease on or around June 2012 in connection with a new store in the neighboring area to be leased from a party unrelated to the company.

Pursuant to the above leases, West Marine paid rent to Mr. Repass and such corporation and partnerships, as applicable, during fiscal years 2011, 2010 and 2009 in the aggregate amounts of approximately $1.6 million, $1.5 million and $1.6 million, respectively.

The transactions described above have been reviewed and approved or ratified by our Audit Committee in accordance with West Marine's written *Related Party Transaction Policy* which provides that any transaction between West Marine and a related person (other than compensation arrangements with directors and executive officers, which, in any case, are approved by the Governance and Compensation Committee) may only be entered into when the Audit Committee, the Board of Directors or, if management determines it is not practicable to wait until the next scheduled meeting, the Chair of the Audit Committee determines that the transaction in question is in, or is not inconsistent with, the best interests of West Marine and its stockholders. If the Chair of the Audit Committee acts under the policy, the Chair must report any interim approvals at the next scheduled meeting of the Audit Committee or Board of Directors, as the case may be.

SELECTION OF INDEPENDENT AUDITORS

(Proposal No. 2)

The Audit Committee has selected, and approved the engagement of, Grant Thornton LLP, independent registered public accounting firm, as West Marine's independent auditors for fiscal year 2012. Although stockholder ratification of the Audit Committee's action in this respect is not required, the Audit Committee considers it desirable for stockholders to ratify its selection, subject to the review, oversight and discretion of the Audit Committee. If the stockholders do not ratify the selection of Grant Thornton LLP, the engagement of independent auditors will be reevaluated by the Audit Committee.

Ratification of the selection of Grant Thornton LLP shall be effective upon receiving the affirmative vote of the holders of a majority of the voting power of West Marine's common stock present or represented by proxy and entitled to vote at the Annual Meeting.

A representative of Grant Thornton LLP will be present at the Annual Meeting, will be offered the opportunity to make a statement if the representative so desires and will be available to respond to appropriate questions.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF GRANT THORNTON LLP AS INDEPENDENT AUDITORS.

ADVISORY VOTE ON EXECUTIVE COMPENSATION

(Proposal No. 3)

At our 2011 Annual Meeting, our stockholders expressed their support of our executive compensation programs by approving our non-binding advisory vote on our executive compensation policies and practices. As we evaluated our compensation practices and needs throughout fiscal 2011, we were mindful of the strong support our stockholders expressed for our philosophy of linking compensation to our financial objectives and the enhancement of stockholder value. As a result, our Governance and Compensation Committee decided to retain our general approach to executive compensation for 2012 that rewards our Executive when they deliver value for our stockholders.

We are asking our stockholders to approve, on an advisory basis, the compensation of our Named Executive Officers as reported in this proxy statement (commonly referred to as "Say-on-Pay"). We urge you to read the "Compensation Discussion and Analysis" beginning on page 19, which describes in more detail how our executive compensation policies and procedures operate and are designed to achieve our compensation objectives, as well as the Summary Compensation Table and other related compensation tables and narrative appearing elsewhere in this proxy statement, which provide detailed information on the compensation of our Named Executive Officers.

Because compensation of our Named Executive Officers has been closely linked to company performance, our Executive compensation program has played a major role in our ability to drive financial results and attract and retain a highly experienced, successful team to manage our company. Even with the challenges we faced generally with the economic downturn these last few years, and particularly in the boating market, we have returned to three successive years of profitability.

We believe our Executive compensation program strikes the appropriate balance between utilizing responsible, measured pay practices and effectively aligning the interests of our Named Executive Officers to dedicate them fully to value creation for our stockholders.

THE BOARD STRONGLY ENDORSES THE COMPANY'S EXECUTIVE COMPENSATION PROGRAM AND RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE FOLLOWING RESOLUTION:

> **"RESOLVED, that the stockholders hereby approve, on an advisory basis, the compensation paid to West Marine Inc.'s named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the compensation tables and the related narrative disclosure contained in this proxy statement."**

Because your vote is advisory, it will not be binding on our Board. However, our Board and its Governance and Compensation Committee value the opinions of our stockholders and will continue to consider voting results when making future decisions regarding our Executive compensation program.

After consideration of the vote of stockholders at the 2011 Annual Meeting and consistent with our Board's recommendation, our Board has determined to hold an advisory vote on the approval of executive compensation on an annual basis until the next advisory vote on frequency occurs. An advisory vote on frequency of stockholder advisory votes on executive compensation is required to be held at least once every six years. Accordingly, the next advisory vote on executive compensation will be held at our 2015 annual meeting of stockholders.

OTHER MATTERS

As of the date of this proxy statement, management does not know of any other matters to be considered at the Annual Meeting. If any other matters do properly come before the meeting, the persons named in the accompanying proxy intend to vote thereon in accordance with their best judgment, and the discretionary authority to do so is included in the proxy.

ANNUAL REPORT ON FORM 10-K

We will provide upon request and without charge to each stockholder receiving this proxy statement a copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, including the financial statements included therein. Copies can be obtained by writing to the Secretary, West Marine, Inc., 500 Westridge Drive, Watsonville, California 95076.

STOCKHOLDER PROPOSALS

We anticipate that the 2013 Annual Meeting of Stockholders will be held in May 2013. Any stockholders who intend to present proposals at the 2013 Annual Meeting, and who wish to have such proposals included in the proxy statement for the 2013 Annual Meeting, must ensure that the Secretary of West Marine receives such proposals no later than December 3, 2012. Such proposals must meet the requirements set forth in the rules and regulations of the Securities and Exchange Commission in order to be eligible for inclusion in our 2013 proxy materials. Proposals should be addressed to West Marine at 500 Westridge Drive, Watsonville, California 95076-4100, Attention: Secretary. Any stockholder proposals that a stockholder intends to present at the 2013 Annual Meeting, other than through the inclusion in the proxy materials, should be received at least 30 (but not more than 60) days prior to the scheduled date of the 2013 Annual Meeting. Any stockholder wishing to submit a proposal at the 2013 Annual Meeting should contact the Secretary of West Marine after March 1, 2013 to obtain the actual meeting date and proposal deadlines.

COST OF SOLICITATION

All expenses in connection with the solicitation of this proxy, including the charges of brokerage houses and other custodians, nominees or fiduciaries for forwarding documents to stockholders, will be paid by West Marine.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement includes "forward-looking statements," including statements concerning earnings expectations and statements that are predictive or express expectations that depend on future events or conditions that involve risks and uncertainties. Actual results may differ materially from the preliminary expectations expressed or implied in these forward-looking statements due to various risks, uncertainties or other factors, including those set forth in West Marine's annual report on Form 10-K for the fiscal year ended December 31, 2011. Except as required by applicable law, we assume no responsibility to update any forward-looking statements as a result of new information, future events or otherwise.

By Order of the Board of Directors

Pamela J. Fields

Pamela J. Fields, Esq.
Secretary

Watsonville, California
April 5, 2012

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

APR 0 5 2012

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number 0-22512

WEST MARINE, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	**77-0355502**
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification No.)**
500 Westridge Drive, Watsonville, CA	**95076-4100**
(Address of Principal Executive Offices)	**(Zip Code)**

Registrant's Telephone Number, Including Area Code: (831) 728-2700

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.001 par value	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933, as amended. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (Exchange Act). Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of July 1, 2011, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $238.4 million based on the closing sale price of $10.48, as reported on the NASDAQ Global Market on such date.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

Class	Outstanding at March 1, 2012
Common stock, $.001 par value per share	22,972,874 shares

DOCUMENTS INCORPORATED BY REFERENCE

Document	Parts Into Which Incorporated
Proxy Statement for the Annual Meeting of Stockholders to be held on May 17, 2012	Part II, Item 5 and Part III

WEST MARINE, INC.
2011 FORM 10-K ANNUAL REPORT
TABLE OF CONTENTS

PRELIMINARY NOTE

This report is for the year ended December 31, 2011. This report modifies and supersedes documents filed prior to this report. The Securities and Exchange Commission (the "SEC") allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you directly to those documents. Information incorporated by reference is considered to be part of this report. In addition, information that we file with the SEC in the future automatically will update and supersede information contained in this report.

We undertake no obligation (other than that required by law) to publicly update or revise any disclosures contained in this report, whether as a result of new information, future events or otherwise. Website references throughout this report are for information only, and the content of these websites is not incorporated by reference and should not otherwise be considered a part of this report.

All references to 2011, 2010 and 2009 in this report refer to our fiscal years ended on December 31, 2011, January 1, 2011 and January 2, 2010, respectively. Fiscal years 2011, 2010 and 2009 were fifty-two week years.

PART I

ITEM 1—BUSINESS

General

West Marine is the largest specialty retailer of boating supplies and accessories with 2011 net revenues of $643.4 million. Our business strategy is to offer a broad assortment of merchandise for the boat and for the boater that meets the needs of individual boaters and boating businesses, provide great customer experiences, and offer the convenience of multi-channel shopping.

We have three reportable segments: Stores; Port Supply, our wholesale segment; and Direct-to-Customer, which includes eCommerce, catalog and call center transactions. The Direct-to-Customer segment was formerly referred to as our Direct Sales segment. We consider our individual stores to be operating segments which we aggregate into one reportable segment. Our Stores segment generated approximately 90% of our 2011 net revenues. Our 319 Company-operated stores open at the end of 2011 are located in 38 states, Puerto Rico and Canada. We sell to both retail and wholesale customers in our Stores segment. In addition, we have three franchised stores in Turkey. Our Port Supply segment is one of the largest wholesale distributors of marine supply and equipment in the United States. Products shipped to Port Supply customers directly from our warehouses represented approximately 4% of our 2011 net revenues. Our Direct-to-Customer segment offers customers around the world approximately 75,000 products and accounted for the remaining 6% of our 2011 net revenues. Financial information about our segments appears in Note 10 to our consolidated financial statements, in Item 8 of this report.

West Marine, Inc. was incorporated in Delaware in September 1993 as the holding company for West Marine Products, Inc., which was incorporated in California in 1976. Unless the context otherwise requires, "West Marine," "we," "us," "Company" and "our" refer to West Marine, Inc. and its subsidiaries. Our principal executive offices are located at 500 Westridge Drive, Watsonville, California 95076-4100, and our telephone number is (831) 728-2700. Our two distribution centers are located in Rock Hill, South Carolina and Hollister, California.

Stores Segment

Since opening our first store in California in 1975, we have grown through internal expansion and through strategic acquisitions to 319 Company-operated locations open at the end of 2011.

During 2011, we continued to focus on our real estate optimization program pursuant to which we are evolving toward having fewer but larger stores. We opened six stores while closing 14 stores during fiscal 2011. We ended the year with an aggregate of 2.72 million total square feet of space for all Company-operated stores, up slightly from 2.69 million square feet at the end of fiscal 2010. In December 2011, we opened our Fort Lauderdale Boating Superstore, a 50,000 square foot flagship and the biggest store in our history. We had ten flagship stores open at the end 2011, ranging in size from 21,000 to 50,000 square feet, offering an expansive array of merchandise - typically about 16,000 items - as well as displays designed to help customers make informed product selections. These stores offer not only an extensive assortment of core boating hardware and supplies, but also present a broader selection of boating-related lifestyle products, such as apparel. The flagship stores feature unique visual design elements and fixtures with nautical themes, designed to create an exciting atmosphere that we believe appeals to our customers.

We also operate large format stores, standard-sized stores and smaller "Express" stores. Our large format stores range from 13,000 to 19,000 square feet and carry about 11,000 items. The standard-sized stores typically range from 6,000 to 12,000 square feet and carry over 6,000 items. Express stores typically range from 2,500 to 3,000 square feet and carry over 4,000 items, mainly hardware and other supplies needed for day-to-day boat maintenance and repairs. In 2012, we currently expect to open approximately five flagship stores, seven large format stores and one standard-sized store. These store openings will replace approximately 25 existing stores.

We regularly monitor and take steps to improve individual store performance, including remodeling or expanding stores, relocating stores to more profitable locations and closing lower-performing stores which, along with our flagship and large store concepts, form a part of our real estate optimization strategy. In 2011, we expanded one store and remodeled three stores. In 2012, we expect to expand two large format stores into flagships and to expand one standard-sized store into a large format store, and we will continue to pursue opportunities to consolidate multi-store markets with larger stores. We also will close stores as and when appropriate based on store operating data and as stores approach their lease end dates. To date, we have identified approximately six such locations to close in 2012.

Port Supply Segment

Port Supply, our wholesale segment, expands our market share across a broader customer base and leverages our purchasing and distribution efficiencies. In 2011, we distributed marine supplies to domestic and international wholesale customers. Our largest wholesale customer accounted for less than 1% of total Port Supply segment revenues. Port Supply customers include businesses involved in boat sales, boat building, boat commissioning and repair, yacht chartering, marina operations and other boating-related activities. In addition, Port Supply sells to government and industrial customers who use our products for boating and non-boating purposes.

We serve the wholesale market through sales representatives, our stores, our call center and the Internet at *portsupply.com.* Our extensive store network gives Port Supply an advantage in serving wholesale customers seeking convenience and a larger assortment of products than those carried by typical distributors. We believe that with continued customer focus, expanded distribution capabilities with an emphasis on treating our larger stores in certain markets as hubs or regional distribution centers, and our breadth of product selection and availability, we will continue to be recognized as the preferred wholesale distributor in the industry.

Direct-to-Customer Segment

Our retail eCommerce website, direct mail catalogs, and virtual call center comprise the Direct-to-Customer segment. This channel complements the Stores segment by building brand awareness, acting as an additional marketing vehicle, and providing our customers with the option of shopping from around the globe, 24 hours a day.

Our eCommerce website provides our customers with access to a broad selection of approximately 75,000 products, unique product advisor tips and technical information, over 450 product videos and customer-submitted product reviews. We also believe our website is a cost-effective means of testing market acceptance of new products and concepts.

This segment also provides customers with access to knowledgeable technical advisors who can assist our customers in understanding the various uses and applications of the products we sell. We operate a virtual call center from which our associates assist our customers by taking calls from their homes or from our support center in Watsonville, California. Our virtual call center supports sales generated through our eCommerce website, catalogs and stores, and provides customer service offerings. Fulfillment of customer orders placed on the website or via our virtual call center is completed through our distribution centers, or in limited cases directly from the vendor to the customer.

We mail our catalogs to addresses from our proprietary customer list. In addition, we acquire potential customer names from a variety of sources. Our customer list is continually updated to include customer address changes and new customer prospects, and to eliminate non-responders and information of customers requesting to opt out of our marketing programs.

Foreign Sales

We promote and sell our marine products internationally through our Port Supply and Direct-to-Customer segments. Through our Stores segment, we operate ten stores located in Canada. In addition, we have three franchised stores in Turkey. For each of 2011, 2010 and 2009, revenues from outside of the United States represented less than 5% of our total net revenues.

Customer Service

Offering exceptional customer service has been the cornerstone of West Marine since our beginning. We remain focused on the customer and providing great customer experiences. Many of our selling associates receive advanced product and technical training, empowering them to take great care of our customers. We will continue to listen to our customers and refine our business to meet their needs.

Merchandising

West Marine is committed to a broad assortment of merchandise that provides what our customers want, when they want it. Our merchandising department is responsible for vendor and product selections; and our planning and replenishment department is responsible for purchasing and managing inventory levels in our distribution centers and our stores. We also offer our customers the ability to special order products that we do not keep in inventory in our stores or at our distribution centers.

We purchased merchandise from more than 900 vendors during 2011 and realized savings through quantity purchases and direct shipments. In 2011, no single vendor accounted for more than 10% of our merchandise purchases, and our 20 largest vendors accounted for approximately 41% of our merchandise purchases. Generally, we purchase merchandise from our vendors on an order-by-order basis.

We continued to offer private label merchandise in 2011, which typically features higher gross margins than comparable branded products. Private label products, which we sell under the "West Marine," "Black Tip," "Third Reef," "Pure Oceans," "Lifesling", "SeaVolt," and "Seafit" brand names, usually are manufactured in Asia, the United States and Europe. We have a limited number of long-term contracts with our manufacturing sources and we compete with other companies for production facilities and import quota capacity.

Logistics

We operate two full service multi-channel distribution centers: a 472,000 square foot facility in Rock Hill, South Carolina and a 240,000 square foot facility in Hollister, California. Generally, vendors ship products to our distribution centers where merchandise is inspected and prepared for shipment to stores or shipped directly to customers in order to fulfill inventory or outstanding customer orders for all of our business segments (Stores, Port Supply, and Direct-to-Customer). Some vendors ship products directly to our stores. We use various third-party domestic and international transportation methods, such as ocean, air and ground, including Company-owned vehicles. Our distribution centers utilize advanced material handling equipment and voice-picking technologies, as well as radio frequency systems, to enable real-time management of inventory.

Marketing

Our overall marketing objective is to provide a customer-driven marketing strategy that delivers compelling product offers that are designed to drive customer traffic and are aligned with the customers' needs and our mission statement, to acquire new customers and to increase sales and profit. Our approach is to integrate across shopping channels allowing the customer to choose where they prefer to research products and shop. We position the West Marine brand to stand for better selection, trust, friendly and knowledgeable service, product value and shopping convenience. We market our products and services through direct mail catalogs and flyers, email and advertisements in boating specialty publications, newspapers and on the Internet.

We believe our West Advantage loyalty programs rank among the best in outdoor recreational membership programs in the United States. Both the West Advantage free and paid memberships allow our customers to earn points on qualifying purchases for future discounts, exclusive offers and invitations to unique shopping events designed to reward our customers for their support and loyalty.

We are committed to working towards conserving marine resources, reducing our impact on the environment and promoting boating. West Marine is committed to being a leader in sustainability within the industry through our initiative "Blue Future" where we support marine conservation, promote “Green Boating” and support the communities in which we work. We participate in a number of boat shows and sponsor boating-related events each year that deliver the "Blue Future" message. These events are designed to encourage participation in boating, increase the number of people enjoying the boating lifestyle, promote environmental responsibility and improve West Marine’s brand recognition.

Competition

The market for marine supplies is highly competitive and our stores compete with other specialty boating supply stores, and a variety of local and regional specialty stores, sporting goods stores and mass merchants. Many of these competitors have stores in markets where we now operate. Also, we have a number of competitors engaged in the catalog, Internet and wholesale distribution of marine products. The principal factors of competition in our marketplace are selection, quality, availability, price, customer service, convenience and access to a wide variety of merchandise.

Trademarks and Service Marks

We own the trademarks and service marks “West Marine” and “Port Supply,” among others. These marks and a number of others are registered with the U.S. Patent and Trademark Office and in certain foreign countries. Each federal registration is renewable indefinitely if the mark is still in use at the time of renewal. We have a license to use the “BoatU.S.” tradename under a marketing agreement with the Boat Owners Association of the United States, although we have discontinued the use of the BoatU.S. tradename except in certain limited situations.

Associates

As of February 18, 2012, we had 4,043 associates, of whom 1,863 were full-time and 2,180 were part-time or temporary. A significant number of temporary associates are hired during the summer peak selling season. For example, West Marine employed 4,787 associates on July 2, 2011.

Available Information

West Marine’s Internet address is *westmarine.com*. We make available, free of charge through the “Investor Relations” portion of our website, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Forms 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, including the exhibits thereto, as soon as reasonably practicable after such documents are electronically filed with, or furnished to, the SEC. Interested persons may also access copies of these reports through the SEC's website, *sec.gov*. We will furnish to our stockholders any exhibit to this annual report upon the written request of such stockholder and the payment of a specified fee, which is limited to our reasonable expenses.

We have adopted a code of ethics for our associates and Board of Directors, as well as an additional code of ethics for our senior financial officers (including our principal executive officer, principal financial officer and principal accounting officer). Copies of these codes of ethics are available on our website at *westmarine.com*, or printed copies can be obtained by writing to the Secretary, West Marine, Inc., 500 Westridge Drive, Watsonville, California 95076. Any amendments to these codes of ethics, as well as any waivers that are required to be disclosed under the rules of the SEC or the NASDAQ Stock Market, are posted on our website.

ITEM 1A—RISK FACTORS

Our business faces many risks. The risks described below may not be the only risks we face. Additional risks of which we are not yet aware, or that we currently think are immaterial, may also impair our business operations or financial results. If any of the events or circumstances described in the following risks actually occurs, our business, financial condition or results of operations could suffer and the trading price of our common stock could decline.

Our ability to generate revenue could be significantly affected by prolonged economic uncertainty.

The global economic crisis that began in 2008 caused a general tightening in credit markets, lower levels of liquidity, increases in the rates of default and bankruptcy, and extreme volatility in credit, equity and fixed-income markets. Continued softness in the U.S. or global economy, or an uncertain economic outlook, could adversely affect consumer spending habits, our ability to attract and retain customers and our operating results in the future. Because consumers often consider boats to be luxury items, our success depends upon a number of factors relating to consumer spending, including current and future economic conditions affecting disposable consumer income, consumer confidence, employment rates, business conditions, fuel prices, interest rates and tax rates. Our business opportunities are directly dependent upon the level of consumer spending on recreational boating supplies, a discretionary spending item. In addition, volatility in fuel and other energy prices and general weakness in housing markets and the economy in general has resulted in decreased discretionary consumer spending. Any period of adverse economic conditions, low consumer confidence or reduced discretionary spending could impact our ability to attract and retain customers, resulting in a material adverse effect on our sales, results of operations, business and financial condition.

An inability to find suitable new and expanded store sites or delays in new store openings could materially affect our financial performance.

In order to meet our growth objectives, we will need to secure an adequate number of suitable new or expanded store sites, typically near marinas or other locations readily accessible by boaters. We require that all proposed store sites satisfy our criteria regarding cost and location. In addition, we may experience increased competition for store sites and, at some point, exhaust available coastal locations for new stores. We cannot assure that we will be able to find a sufficient number of suitable new sites for any planned expansion in any future period.

Our expected financial performance is based on our new, remodeled, or expanded stores opening on expected dates. It is possible that events such as construction delays caused by permitting or licensing issues, material shortages, labor issues, weather delays or other acts of God, discovery of contaminants or accidents could delay planned new store openings beyond their expected dates or force us to abandon planned openings altogether. Any failure on our part to recognize or respond to these issues may adversely affect our revenue growth, which, in turn, may adversely affect our future operating results.

Higher fuel and energy costs can adversely affect our results.

Because consumers often consider boats, boat accessories, and boating to be luxuries, higher energy and fuel costs could potentially have an adverse effect on our results. Higher fuel prices may have an adverse effect on boating usage and, consequently, demand for marine retail products. Additionally, we may experience increases in operating expenses due to increases in our facilities costs and in the cost of shipping products to our distribution centers and to our customers.

We experience fluctuations in our comparable store sales.

Our comparable store sales have fluctuated significantly in the past on an annual and quarterly basis, and we expect that they will continue to fluctuate in the future. A variety of factors affect comparable store sales including boat usage, boating participation, current economic conditions, competition, the timing and release of new merchandise and promotional events, changes in our merchandise mix, the success of marketing programs and weather conditions. These factors and others may cause our comparable store sales, customer traffic, and average order values to differ materially from prior periods and from expectations. Failure to meet the expectations of investors in one or more future periods could reduce the market price of our common stock.

We have undertaken a number of strategies designed to build our long-term strength. If one or more of these initiatives is unsuccessful, our profitability could be adversely affected.

Over the past few years, we launched a number of initiatives designed to increase sales and lower costs. These initiatives include optimizing our supply chain and inventory levels, closing under-performing stores with corresponding workforce adjustments, expanding our merchandise assortments, accelerating development of West Marine private-label brands, expanding our wholesale business, improving the retail experience for our retail and wholesale customers, placing emphasis on driving comparable store sales, and investing in real estate optimization by expanding to more large format and flagship stores. Each of these initiatives carries a certain level of risk, primarily related to increased expenses or reduced sales, which, when combined, could be material. If we fail to successfully execute one or more of these strategies, our profitability could be adversely affected.

Our results of operations could be adversely affected if unseasonably cold weather, prolonged winter conditions, natural disasters, such as hurricanes or extraordinary amounts of rainfall, or man-made disasters occur, especially during the peak boating season in our second and third fiscal quarters.

Our business is highly seasonal. The majority of our revenues occur between the months of April and August, which represent the peak boating months in most of our markets. Our annual results would be materially and adversely affected if our net revenues were to fall below expected seasonal levels during this period. Our business also is significantly affected by weather patterns. Unseasonably cool weather, prolonged winter conditions, extraordinary amounts of rainfall or natural or man-made disasters may decrease boating use in the peak season, resulting in lower maintenance needs and, therefore, decreased revenues.

Intense competition in the boating supplies, apparel, and outdoor recreation markets could reduce our revenue and profitability.

The retail market for recreational boating supplies and apparel is highly competitive. Our stores compete with other specialty marine supply stores. Many of these competitors have stores in the markets in which we now operate and in which we plan to expand. We also compete, to a lesser extent, with sporting goods stores and mass merchants. Our Internet and call center operations compete with other Internet and catalog retailers. We also have a number of competitors in the wholesale distribution of marine products. In addition, a key competitive factor in the marine supplies market is price. Increased online shopping and the availability and use of smart-phones or mobile devices allow customers to compare prices more quickly than in the past. Competitive pricing pressures have adversely affected our gross margins, and such pressures are expected to continue. In addition, if our competitors increase their spending on advertising and promotions relative to our spending, or if our advertising and promotions become less effective than those of our competitors, we could experience a material adverse effect on our results of operations. There can be no assurance that we will not face greater competition from other retailers or that we will be able to compete successfully with existing and new competitors.

If any of our manufacturers, key vendors or third party service providers fail to supply us with merchandise or services, we may not be able to meet the demands of our customers or our business needs and our sales could decline.

We depend on merchandise purchased from our vendors, services provided by third parties, and merchandise sourced from third-party manufacturers to obtain products and services for our sales channels. Generally, we deal with our merchandise suppliers on an order-by-order basis and have limited long-term purchase contracts or other contractual assurances of continued supply or pricing. Accordingly, our vendors and manufacturers could discontinue selling products to us at any time. The loss of any key vendor or manufacturer for any reason could limit our ability to offer products that our customers want to purchase. In addition, we believe many of our vendors obtain their products from China, Taiwan, Korea, Mexico and other countries, and we source products from third-party manufacturers in these countries. A vendor could discontinue selling to us products manufactured in foreign countries at any time for reasons that may or may not be within our control or the vendor's control, including foreign government regulations, political unrest, war, disruption or delays in shipments, changes in local economic conditions, quotas, quality control, increased costs for raw materials, and trade issues. Also, there is a risk that certain of our vendors or third party service providers may experience financial difficulty resulting in inability to provide service or manufacture or deliver products or services to us in a timely manner. Additionally, changes in commercial practices of our key vendors or manufacturers, such as changes in vendor support and incentives or changes in credit or payment terms or inability or failure of our service providers to provide required services, could negatively impact our operating results. Our operating results also could suffer if we are unable to promptly replace a vendor, manufacturer or service provider who is unwilling or unable to satisfy our requirements with a vendor, manufacturer or service provider providing equally appealing products or services.

If we lose key management or are unable to attract and retain the talent required for our business, our operating results and financial condition could suffer.

Our future performance is substantially dependent upon the continued services of certain members of our senior management. We do not maintain any key-man life insurance for our senior management, including Geoff Eisenberg, our President and Chief Executive Officer. The loss of the services of any key members of senior management could have a material adverse effect upon us. In addition, our continued growth depends on our ability to attract and retain skilled executives. There can be no assurance that we will be able to retain our existing personnel or attract additional qualified executives in the future or that our current management team will be successful in executing our planned strategies or continue to operate West Marine in a profitable manner.

Our business depends on our ability to meet our labor needs.

Our success depends in part upon our ability to attract, motivate and retain a sufficient number of qualified associates, including general managers, assistant managers, call center associates and store associates, who understand and appreciate boating and the boating lifestyle and are able to communicate knowledgeably with our customers. Qualified individuals of the requisite caliber and in the numbers needed to fill these positions may be in short supply in some areas. Historically, turnover rates in the retail industry are high in comparison to other industries.

If we are unable to hire and retain sales associates capable of consistently providing a high level of customer service, as demonstrated by their enthusiasm for our culture and knowledge of our merchandise, our business could be materially adversely affected. Although none of our associates currently are covered by collective bargaining agreements, we cannot guarantee that our associates will not elect to be represented by labor unions in the future, which could increase our labor costs. Additionally, competition for qualified associates could require us to pay higher wages to attract a sufficient number of associates. An inability to recruit and retain a sufficient number of qualified individuals in the future may delay the planned openings of new stores. Any such delays, any material increases in associate turnover rates at existing stores or any increases in labor costs could have a material adverse effect on our business, financial condition or operating results.

We must successfully order and manage our inventory to reflect customer demand in a volatile market and anticipate changing consumer preferences and buying trends or our revenues and profitability will be adversely affected.

Our success depends upon our ability to successfully manage our inventory and to anticipate and respond to merchandise trends and customer demands in a timely manner. The retail consumer industry, by its nature, is volatile and sensitive to numerous economic factors, including consumer preferences, competition, market conditions and general economic conditions. None of these factors are within our control. We cannot predict consumer preferences with certainty, and consumer preferences often change over time. We usually must order merchandise well in advance of the following selling season. The extended lead times for many of our purchases may make it difficult for us to respond rapidly to new or changing product trends, increases in customer demand or changes in prices. If we misjudge either the market for our merchandise or our customers' purchasing habits, our revenues may decline significantly and we may not have sufficient quantities of merchandise to satisfy customer demand or we may be required to mark down excess inventory, either of which would result in lower profit margins.

A natural disaster or other disruption at our support center or either of our distribution centers could cause us to lose merchandise or inhibit our ability to process orders and, therefore, make us unable to effectively deliver to our customers and retail stores.

We rely on the continuous operation of our support center in Watsonville, California, and our distribution centers in Hollister, California, and Rock Hill, South Carolina. Any natural disaster or other serious disruption to these operations due to fire, flood, earthquake, hurricane, terrorism or any other unforeseen circumstance could materially impair our ability to do business and adversely affect our financial position and future operating results.

Reliance on our information technology systems exposes us to potential risks.

Reliance on our information technology systems exposes us to potential risks, such as interruptions due to natural disasters, cyber-attacks, unplanned data center and system outages, fraud perpetrated by malicious individuals or other causes. Our information technology systems and processes are hosted in two locations: our support center in Watsonville, California and at a co-location site outside of the state of California managed by a third-party provider. We intend to increase our reliance on information technology systems in order to improve our business processes and supply chain efficiencies and this includes implementation of new software and hardware. Any unmitigated interruption of our information technology systems may have a negative impact on future financial results.

The implementation of new systems or business process change is frequently disruptive to the underlying business of an enterprise and can be time consuming and expensive. These implementations often require an increase in management responsibilities and could divert management attention. Any disruptions relating from our new processes and systems, or from any problems associated with the implementation, particularly any disruptions impacting our operations or our ability to accurately report our financial performance on a timely basis during the implementation period, could adversely affect our business in a number of respects.

During 2009, we began a technology project to develop a new integrated point of sale and order entry management system with new associated business processes designed to provide multi-channel and cross-channel capabilities and functionality. We launched the system in the fourth quarter of 2011 and have rolled it out to all stores in the first quarter of 2012, and we anticipate that additional enhancements to this system will be rolled out during 2012. The integration of these new processes and technology systems into our business was disruptive and more costly than we anticipated. Should we be unable to successfully complete the implementation of the additional enhancements as planned, our financial position and results of operations could be materially negatively impacted.

Security breaches, such as data breaches, data theft, unauthorized access or hacking, or inadvertent mishandling of sensitive data by our associates could compromise sensitive information belonging to us or our customers and could harm our business and reputation.

Our success depends, in part, on the secure and uninterrupted performance of our information technology systems. Our technology systems, as well as those of our service providers, are vulnerable to damage from a variety of sources including network and telecommunication failures, power outages, viruses, malicious human acts, natural disasters and human error. Sustained or repeated system outages that interrupt our ability to process orders and deliver products to our customers and our stores in a timely manner could have a material adverse effect on our results of operations and financial condition.

We store sensitive data, including our proprietary business information, customer and vendor information, and confidential associate information, in our on-site and co-location data centers and on our networks. Despite our security measures, our information technology and infrastructure, or that of our third party providers, may be vulnerable to attacks by hackers, cyber-attacks, or breached due to associate error, malfeasance or other disruptions that could result in unauthorized disclosure or loss of sensitive information. Any such security breach could cause us to be non-compliant with applicable laws or regulations, subject us to legal claims or proceedings, disrupt our operations, damage our reputation, and cause a loss of confidence in our products and services, any of which could adversely affect our business. Improper activities by third parties, advances in computer and software capabilities and encryption technologies, new tools and discoveries, and other new events or developments, may facilitate or result in a compromise or breach of our computer systems. Any such compromises or breaches could cause interruptions in our operations, damage our reputation, subject us to costs, fines or liabilities, and potentially hurt sales, revenues and profits.

Credit card issuers have promulgated credit card security guidelines as part of their ongoing effort to battle identity theft and credit card fraud. We continue to work with our third-party providers and credit card issuers to assure that our products and services comply with the credit card association's security regulations. There can be no assurances, however, that our processes and systems, or those of our third-party providers, are invulnerable to unauthorized access or hacking. Unauthorized intrusion into portions of our computer systems, or those of our third-party providers that process and store information related to our customer transactions, may result in a data breach and theft of customer data.

We rely on processes, proprietary and commercially available systems as well as software, tools and monitoring to provide information technology security for processing, transmitting and storing confidential customer information, such as customer's payment cards and personal information. Furthermore, the systems currently used for transmission and approval of payment card transactions, and the technology utilized in payment cards themselves, all of which can put payment card data at risk, are determined and legally mandated by payment card industry standards, not by us. Compliance with these continually changing requirements may result in cost increases due to necessary system changes, security changes, administrative processes or technology changes, and such costs could adversely affect our financial position or results of operations.

Our founder and Chairman, Randolph K. Repass, beneficially owns approximately 32% of our common stock. As a result, his interests may differ from that of our other stockholders.

Randolph K. Repass, the Chairman of our Board of Directors, beneficially owns approximately 32% of our common stock. As a result, Mr. Repass has substantial influence in the election of directors of West Marine and, in general, the outcome of any matter submitted to a vote of our stockholders, including mergers, consolidations or the sale of all or substantially all of our assets. Due to his significant ownership position, Mr. Repass may be able, in concert with others, to prevent or to cause a change in control of West Marine.

We face periodic reviews, audits and investigations by government agencies and independent third parties, and these audits could have adverse findings, which may negatively impact our business.

We are subject to various routine and non-routine reviews, audits and investigations by various federal and state governmental regulators, including environmental, tax and customs agencies. Violation of the laws and regulations governing our operations, or changes in interpretations of those laws, could result in the imposition of civil or criminal penalties, the suspension or revocation of our licenses, or the revision and recoupment of past payments made based on audit findings. In addition, certain third party suppliers have rights under their contracts with us to review and audit our use of their products, and an unfavorable audit could result an adverse and possibly material claim for payment. Many proceedings and audits raise complex factual and legal issues and are subject to uncertainties. If we become subject to material fines or other payments due and owing, the cost of defense, or if other sanctions and/or corrective actions are imposed upon us or if we incur significant costs to refute or defend against any such fine, claim or other sanction, our results of operations may be negatively impacted.

Our business and financial results may be adversely affected by global climate change or by legal, regulatory or market responses to such change.

The growing political and scientific sentiment is that increased concentrations of carbon dioxide and other greenhouse gases in the atmosphere are influencing global weather patterns. Changing weather patterns, along with the increased frequency or duration of extreme weather conditions, especially during our peak boating season, could reduce the sale of our products or materially affect our store locations, which are primarily located in coastal areas, through storm damage, reduced traffic, or increased insurance rates. Additionally, concern over climate change, including global warming, has led to legislative and regulatory initiatives directed at limiting greenhouse gas emissions. For example, proposals that would impose mandatory requirements on greenhouse gas emissions continue to be considered by policy makers which, if adopted, may adversely affect the boating industry and the suppliers of our retail products. Laws enacted may increase production costs for many of our retail products and, therefore, the prices we pay to stock such products may increase. We may not be able to pass along these increased prices to our customers, which could adversely impact our business and financial results.

Our failure to comply with certain environmental regulations could adversely affect our business.

We sell paints, varnishes and other products. The registration, storage, distribution, transportation and disposal of some of these products are subject to a variety of federal and state environmental regulations. Our failure to comply with these regulations could have an adverse impact on our business. In addition, we have indemnified certain of our landlords for any hazardous waste which may be found on or about the particular property or operation. If any such hazardous waste were to be found on property that we occupy, a significant claim giving rise to our indemnity obligation could adversely impact our operating results.

Because we self-insure against certain risks and maintain high deductibles on certain of our insurance policies, our operating results may be adversely affected if we suffer a substantial casualty.

We believe that insurance coverage is prudent for risk management, and we expect that our insurance costs will continue to increase. For certain types or levels of risk, including medical care, we have decided to limit our purchase of relevant insurance, choosing instead to self-insure. With medical insurance, we have individual and aggregate stop loss insurance to protect us from large claims. In other cases, we have elected to retain a higher portion of the risk in the form of higher deductibles. For example, during fiscal year 2011, we experienced higher year-over-year health care claims. If we suffer a substantial loss that is not covered by commercial insurance, the loss and attendant expenses could have a material adverse effect on our business and operating results.

In 2010, President Obama signed the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, which changed the way health care is financed and which extends medical benefits and coverage. Any additional extended coverage and/or any further changes in health care legislation may significantly increase our health care costs, which could have an adverse impact on our results of operations.

In 1999, we began insuring our workers' compensation losses through a high deductible program. This high per-claim deductible permits us to maintain low premium rates but may result in unexpectedly high costs if actual losses greatly exceed the expected losses in a year, with a corresponding negative effect on our operating results.

Our workers' compensation expense is tied directly to the frequency and severity of workplace injuries to our associates. The costs associated with our workers' compensation program include case reserves for reported claims up to the per claim deductible, an additional expense provision for unanticipated increases in the cost of open injury claims and for claims incurred in prior periods but not reported, as well as fees payable for claims administration. We recognize our liability for the ultimate payment of incurred claims and claims adjustment expenses by accruing liabilities on an actuarial basis which represent estimates of future amounts necessary to pay claims and related expenses with respect to covered events that have occurred. It is possible that our actual future workers' compensation obligations may exceed the amount of its accrued liabilities, with a corresponding negative effect on future earnings, due to such factors as unanticipated adverse loss development of known claims, and the effect, if any, of claims incurred but not reported.

Failure of our internal control over financial reporting could harm our business and financial results.

Our management is responsible for establishing and maintaining effective internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with accounting principles generally accepted in the United States ("GAAP"). Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that we would prevent or detect a misstatement of our financial statements or fraud. Any failure to maintain an effective system of internal control over financial reporting could limit our ability to report our financial results accurately and timely or to detect and prevent fraud. The identification of a material weakness could indicate a lack of controls adequate to generate accurate financial statements that, in turn, could cause a loss of investor confidence and decline in the market price of our common stock. We cannot provide assurance that we will be able to timely remediate any material weaknesses that may be identified in future periods or maintain all of the controls necessary for continued compliance. Likewise, we cannot assure that we will be able to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly-traded companies.

Failure to comply with the SEC's permanent injunction entered on consent against us could subject us to further SEC enforcement actions, which could adversely affect our business.

As previously disclosed, we were the subject of a formal investigation by the SEC's Division of Enforcement. We reached a consensual resolution of the SEC's civil complaint resulting in a permanent injunction (the "SEC Injunction") entered on August 31, 2009 in the U.S. District Court for the Northern District of California, San Jose Division. In agreeing to the entry of the SEC Injunction, we neither admitted nor denied the allegations in the SEC's complaint. The SEC Injunction, by its terms, permanently restrains and enjoins us from, among other things, (1) filing with the SEC any report under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and rules and regulations adopted under the Exchange Act, that contains any untrue statement of a material fact, which omits to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading, or that omits to disclose any information required to be disclosed, (2) failing to make and keep accurate books, records and accounts, and (3) failing to devise and maintain an adequate system of internal accounting controls and procedures. Our failure to comply with any of the provisions of the SEC Injunction could adversely affect our business as a result of further SEC investigations, enforcement action, criminal prosecution and penalties, which could be significant.

The price of our common stock may be subject to volatile fluctuations based on fluctuations in our quarterly results, general economic and market conditions and by our ability to meet market expectations.

The market price of our common stock may be subject to significant fluctuations in response to operating results, comparable store sales announcements, announcements by competitors, our ability to meet market expectations and other factors. Variations in the market price of our common stock may also be the result of changes in the trading characteristics that prevail in the market for our common stock, including low trading volumes, trading volume fluctuations and other similar factors. These market fluctuations, as well as general economic conditions, may adversely affect the market price of our common stock. We cannot assure that the market price of our common stock will not fluctuate or decline significantly in the future.

Fluctuations in currency exchange rates may adversely impact our cash flows and earnings.

We operate retail stores located in Canada, and therefore our cash flows and earnings are exposed to currency exchange rate fluctuations between the U.S. dollar and the Canadian dollar. While we may attempt to limit our exposure to exchange rate changes by entering into short-term currency exchange contracts, there is no assurance that we will hedge or will be able to hedge such foreign currency exchange risk or that our hedges will be successful. Our currency exchange gains or losses may adversely impact our cash flows and earnings. Additionally, adverse movements in currency exchange rates could result in a reduction in growth of international Direct-to-Customer sales, impacting our cash flows and earnings.

We face the risk of exposure to product liability claims, product recalls and adverse publicity.

We market and distribute products purchased from third-party suppliers, including products which are marketed and resold under our private label brands. We may inadvertently resell product(s) that contain a defect which may cause property damage or personal injury to our end-user customers, which therefore exposes us to the risk of adverse publicity, product liability claims, and product recalls or other regulatory or enforcement actions, including those initiated by the U.S. Consumer Product Safety Commission, by state regulatory authorities or through private causes of action. We generally seek contractual indemnification and insurance coverage from our suppliers and we carry our own insurance. However, if the insurance coverage is not provided or adequate and/or the contractual indemnification is not provided by or enforceable against the supplier, product liability claims relating to defective and/or recalled products could have a material adverse effect on our ability to successfully market our products and on our business, financial condition and results of operations. In addition, even if a product liability claim is not successful or is not fully pursued, the costs associated with defending such claims and/or the negative publicity surrounding a product recall or any assertion that our products caused property damage or personal injury, could damage our brand identity and our reputation with existing and potential customers and have a material adverse effect on our business, financial condition and results of operations.

Changes in laws and regulations could increase our cost of doing business.

We are subject to a wide variety of laws and regulations in the United States and the other countries and jurisdictions in which we operate, and changes in the level of government regulation of our business have the potential to materially alter our business practices and/or our profitability. Changes in U.S. or foreign law that change our operating requirements with respect to sourcing or reselling products could increase our costs of compliance or make it too expensive for us to offer such products, which could lead to a reduction in revenue. Also, changing regulations and laws governing the Internet and eCommerce transactions (including taxation, user privacy, data protection, pricing and electronic communications) could impede the growth of our Internet business and increase our cost of doing business. In addition, changes in interpretations of laws or regulations, such as a recent California Supreme Court decision holding that zip codes constitute personally identifiable information could adversely impact industry practices related to collecting customer information. Any changes we make as a result of this decision could add significant costs, expose us to litigation, impact our marketing efforts, impede growth of our customer database and limit our customer-service offerings. Furthermore, changes in federal or state wage requirements (including changes in entitlement programs such as health insurance, paid leave programs, or other changes in workplace regulation) could adversely impact our ability to achieve our financial targets.

We are subject to governmental export and import controls that could subject us to liability.

Many of the products sold in our stores are sourced by our vendors and, to a limited extent, by us, in many foreign countries. As a result, we are subject to the various risks of doing business in foreign markets and importing merchandise from abroad, such as: potential disruptions in supply; changes in duties, tariffs, quotas and voluntary export restrictions on imported merchandise; strikes and other events affecting delivery; consumer perceptions of the safety of imported merchandise; product compliance with laws and regulations of the destination country; concerns about human rights, working conditions and other labor rights and conditions in foreign countries where merchandise is produced; compliance with laws and regulations concerning ethical business practices, such as the U.S. Foreign Corrupt Practices Act; and economic, political or other problems in countries from or through which merchandise is imported. Furthermore, in 2010, U.S. Customs and Border Protection completed its focused assessment related to our import practices during which certain deficiencies were identified. Although we have enhanced policies and procedures to address these deficiencies and to facilitate compliance with laws and regulations relating to doing business in foreign markets and importing merchandise from, and exporting merchandise abroad, such laws and regulations are highly complex and there can be no assurance that our associates, contractors, agents, vendors or other third parties with whom we do business will not violate such laws and regulations or our policies, which could adversely affect our operations or operating results.

Changes in accounting standards, interpretations or applications of accounting principles, and subjective assumptions, estimates and judgments by management related to complex accounting matters, could significantly affect our financial results.

GAAP and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to our business including, but not limited to, inventory valuation adjustments, capitalized indirect costs, costs associated with exit activities, impairment of long-lived assets, workers' compensation reserves, and valuation allowances against our deferred tax assets, are highly complex and involve many subjective assumptions, estimates and judgments by our management. Changes in underlying assumptions, estimates or judgments by our management could significantly change our reported or expected financial performance. Additionally, changes in accounting principles and related accounting pronouncements, their interpretation and/or their application to our financial statements, particularly in light of the ongoing convergence of GAAP and International Financial Reporting Standards, could result in material charges to our financial statements.

ITEM 1B—UNRESOLVED STAFF COMMENTS

None.

ITEM 2—PROPERTIES

Our executive offices and support center are located in a 106,000 square foot facility in Watsonville, California, which we occupy under a lease that expires in 2016. We operate a 240,000 square foot distribution center located in Hollister, California, under a lease that expires in 2021. We also operate a 472,000 square foot distribution center located in Rock Hill, South Carolina, under a lease that expires in 2017. At December 31, 2011, our 319 stores comprised an aggregate of approximately 2.7 million square feet of space. Nearly all of our stores are leased, typically for a five-year or 10-year initial term, with options to renew for at least one five-year period. In some leases, we pay a fixed rent, in others we have a period of fixed rent and then a rent change that is either fixed or determined by a consumer price index calculation. Substantially all of our leases require us to pay insurance, utilities, real estate taxes, repair and maintenance expenses and common area maintenance.

ITEM 3—LEGAL PROCEEDINGS

We are involved in various legal and administrative proceedings, claims and litigation and regulatory compliance audits arising in the ordinary course of business. Accordingly, material adverse developments, settlements or resolutions may occur and negatively impact our results in the quarter in which such developments, settlements or resolutions are reached. Based on the facts currently available, we do not believe that the disposition of legal or administrative proceedings that are pending or asserted, individually and in the aggregate, will have a material adverse effect on our financial position. However, an adverse judgment by a court, administrative or regulatory agency, arbitrator or a settlement could adversely impact our results of operations in any given period.

For legal proceedings where we have determined that a loss is probable, there is no material difference between the amount accrued and the reasonably possible amount of loss. For legal proceedings where a loss is reasonably possible, the range of estimated loss is not material.

ITEM 4—MINE SAFETY DISCLOSURE

Not applicable.

PART II

ITEM 5—MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock trades on the NASDAQ Global Select Market tier of the NASDAQ Stock Market (effective January 3, 2011) under the symbol "WMAR". The following table sets forth, for the periods indicated, the high and low closing sales prices for our common stock, as reported by the NASDAQ Stock Market.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2011				
High	$ 13.36	$ 11.00	$ 10.43	$ 11.63
Low	$ 9.80	$ 9.85	$ 7.70	$ 7.01
2010				
High	$ 11.70	$ 13.05	$ 11.48	$ 11.05
Low	$ 8.16	$ 9.44	$ 8.42	$ 8.99

As of March 1, 2012, there were approximately 6,248 holders of record of our common stock, and the last sale price reported on the NASDAQ Global Select Market was $10.70 per share. We have not paid any cash dividends on our common stock, and we do not anticipate doing so in the foreseeable future.

The information required by this item with respect to securities authorized for issuance under equity compensation plans is incorporated by reference from our definitive proxy statement for our 2012 annual meeting of stockholders.

The following graph compares the five-year cumulative total stockholder return on West Marine common stock with the five-year cumulative total return of (i) the NASDAQ Composite Index and (ii) peer companies in the Morningstar Industry Group—Specialty Retail index. The graph showing the Morningstar Industry Group—Specialty Retail was compiled and prepared for West Marine by Zacks Investment Research. We have been advised by Morningstar that Zacks Investment Research is the exclusive provider of Morningstar industry data for total return performance graphs. The index presented below consists of 75 specialty retailers.


DOLLARS
160
140
120
100
80
60
40
20
0
12/30/2006
12/29/2007
1/3/2009
1/2/2010
1/1/2011
12/31/2011
WEST MARINE, INC
MORNINGSTAR INDUSTRY GROUP INDEX
NASDAQ COMPOSITE INDEX
COMPARISON OF 5 YEAR CUMMULATIVE TOTAL RETURN
ASSUMES $100 INVESTED ON DEC. 30, 2006
ASSUMES DIVIDEND REINVESTMENT
FISCAL YEAR ENDING DEC. 31, 2011

	12/30/2006	12/29/2007	1/3/2009	1/2/2010	1/1/2011	12/31/2011
West Marine, Inc.	$ 100.00	$ 52.23	$ 26.40	$ 46.67	$ 61.26	$ 67.34
Specialty Retail	100.00	108.86	63.96	105.96	135.15	129.65
NASDAQ Composite Index	100.00	111.58	68.74	96.54	114.06	113.16

The performance graph set forth above will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or under the Exchange Act, except to the extent that we specifically incorporate it by reference, and will not otherwise be deemed to be soliciting material or to be filed under such Acts.

ITEM 6—SELECTED CONSOLIDATED FINANCIAL DATA

The following consolidated balance sheet data for 2011 and 2010 and consolidated statement of operations data for 2011, 2010 and 2009 have been derived from our consolidated financial statements for the fiscal years appearing elsewhere in this report and should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7 and our consolidated financial statements and notes thereto in Item 8.

(in thousands, except per share and operating data)	2011		2010	2009	2008		2007	
Consolidated Statement of Operations Information:								
Net revenues	$ 643,443		$ 622,802	$ 588,416	$ 631,258		$ 679,561	
Income (loss) from operations	22,139	(1)	14,884	10,345	(22,932)	(2)	(51,107)	(4)
Income (loss) before income taxes	21,221	(1)	14,247	9,539	(25,270)	(2)	(55,069)	(4)
Net income (loss)	29,662	(1)	13,227	12,376	(38,800)	(2)(3)	(49,976)	(4)
Net income (loss) per share:								
Basic	$ 1.30	(1)	$ 0.59	$ 0.56	$ (1.76)	(2)(3)	$ (2.30)	(4)
Diluted	1.27	(1)	0.57	0.55	(1.76)	(2)(3)	(2.30)	(4)
Consolidated Balance Sheet Information:								
Working capital	$ 197,930		$ 176,616	$ 157,620	$ 183,223		$ 207,722	
Total assets	335,657		308,886	292,237	314,592		368,318	
Long-term debt, net of current portion	—		—	—	47,000		52,338	
Operating Data:								
Stores open at year-end	319		327	335	344		372	
Comparable stores net sales increase (decrease)	2.3%		6.3%	(3.6)%	(6.8)%		(1.9)%	

(1) Includes a $15.7 million non-cash benefit from the release of substantially all of our valuation allowance against deferred tax assets (see Note 8 to our consolidated financial statement for further discussion).

(2) Includes the following items on a pre-tax basis: a $10.7 million charge for store closures and other restructuring costs (see Note 3 to our consolidated financial statements for further discussion); a $2.9 million non-cash charge for impairment of long-lived assets; and $2.2 million of costs related to the settled SEC investigation.

(3) Includes the impact of a $23.2 million non-cash charge to provide a full valuation allowance against all net deferred tax assets, including 2008 additions to deferred tax assets.

(4) Includes the following items on a pre-tax basis: a $56.9 million non-cash charge for impairment of goodwill; $2.7 million of costs related to the settled SEC investigation; $1.3 million of termination severance payments to our former chief executive officer; a $1.3 million non-cash charge for impairment of long-lived assets; and a $0.6 million charge for store closure and other restructuring costs.

ITEM 7—MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is based upon our financial statements as of the dates and for the periods presented in this section. You should read this discussion and analysis in conjunction with the financial statements and supplementary data in Item 8.

Forward-Looking Statements

The statements in this Form 10-K that relate to future plans, events, expectations, objectives or performance (or assumptions underlying such matters) are forward-looking statements that involve a number of risks and uncertainties. These forward-looking statements include, among other things, statements that relate to our future plans, expectations, objectives, performance and similar projections, such as statements regarding our earnings and growth in profitability and expectations relating to our ability to continue to manage our expenses and execute on our strategies in a relatively flat boating equipment market, as well as facts and assumptions underlying these statements or projections. These forward-looking statements may involve known and unknown risks, uncertainties and other factors that may cause our actual results and performance in future periods to be materially different from any future results or performance suggested by the forward-looking statements in this report. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that actual results will not differ materially from these expectations. These risks, uncertainties and other factors are discussed under risk factors in Item 1A of this report.

Readers are cautioned not to place undue reliance on forward-looking statements, which are based only upon information available as of the date of this report. We do not undertake, and specifically disclaim any obligation, to publicly release the result of any revisions that may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

Overview

We are the largest specialty retailer of boating supplies and accessories with 2011 net revenues of $643.4 million and net income of $29.7 million. Our business strategy is to offer a broad assortment of merchandise for the boat and for the boater that meets the needs of individual boaters and boating businesses, provides great customer experiences and offers the convenience of multi-channel shopping.

A few of the new or continuing key strategies we are implementing or building upon during 2012 include:

- Expanding our merchandise selection, including adding product assortment throughout our wide range of merchandise categories and accelerating development of West Marine private-label brands across a number of categories.
- Continuing to focus on our real estate optimization program pursuant to which we are evolving toward having fewer but larger stores.
- Growing our Port Supply wholesale business by continuing to leverage our store network as a complement to delivering goods out of our distribution centers, with an emphasis on treating our larger stores in certain markets as hubs or regional distribution centers that offer assortment and convenience with personal service and more delivery options.
- Driving sales growth by improving the on-line experience for our retail and wholesale customers with expanded assortments, more and better content, improved search capabilities, faster speed and other new features. We believe the websites drive traffic and sales in all segments.
- Placing emphasis on driving comparable store sales by increasing associate knowledge through technical training, promoting the option of buying on-line and picking up in a store, and encouraging customers to join and benefit from our West Advantage loyalty membership programs.

We have three reportable segments: Stores; Port Supply; and Direct-to-Customer. Our Stores segment generated approximately 90% of our 2011 net revenues. Our 319 Company-operated stores open at the end of 2011 are located in 38 states, Puerto Rico and Canada. In addition, we have three franchised stores in Turkey. Our Port Supply segment is one of the largest wholesale distributors of marine equipment in the United States. Products shipped to Port Supply customers directly from our distribution centers represented approximately 4% of our 2011 net revenues. Our Direct-to-Customer segment, which includes our retail eCommerce, direct mail catalogs and call center operations, offers customers around the world approximately 75,000 products, and it accounted for the remaining 6% of our 2011 net revenues.

Results of Operations

The following table sets forth certain income statement components expressed as a percent of net revenues:

	2011	2010	2009
Net revenues	100.0 %	100.0%	100.0 %
Cost of goods sold	71.2 %	71.8%	72.7 %
Gross profit	28.8 %	28.2%	27.3 %
Selling, general and administrative expense	25.4 %	25.8%	25.8 %
Store closures and other restructuring costs	— %	—%	(0.3)%
Impairment of long-lived assets	— %	—%	— %
Income from operations	3.4 %	2.4%	1.8 %
Interest expense	0.1 %	0.1%	0.2 %
Income before income taxes	3.3 %	2.3%	1.6 %
Provision (benefit) for income taxes	(1.3)%	0.2%	(0.5)%
Net income	4.6 %	2.1%	2.1 %

Fiscal 2011 Compared with Fiscal 2010

Net revenues for 2011 were $643.4 million, an increase of 3.3%, compared to net revenues of $622.8 million for 2010. Sales increased in the electronics and fishing categories, which are primarily discretionary items, as well as in the apparel categories, which we attribute to our merchandise expansion strategy. During the first half of the year, sales of usage-based items, such as maintenance, engine parts and electrical products, were lower than the prior due to inclement weather in many markets; however, as we progressed through the remainder of the fiscal year, we saw increased sales and ended the year with higher sales in these categories. We expect consumers to continue to carefully evaluate their needs-based boating purchases and their spending on discretionary items. We believe that economic uncertainty, including fuel prices, could continue to have an impact on our sales, with corresponding risks to our earnings and cash flow in 2012. In response, we will continue to focus on managing expenses, while making prudent investments in growth and emphasizing working capital management. Net income for 2011 was $29.7 million compared to net income for 2010 of $13.2 million. The increase in net income was attributable to the release of substantially all of our valuation allowance discussed below under "Income taxes" and net revenues growth outpacing the costs of goods sold.

Segment revenues

Net revenues for the Stores segment increased $18.4 million, or 3.3%, to $578.9 million in 2011, primarily due to an $11.6 million, or 2.3%, increase in comparable store sales. A driver of the comparable store sales increase was higher sales to wholesale customers through our store locations, which we believe resulted from our ongoing efforts to better serve this group of customers through store locations. In certain markets, our larger stores serve as hubs or regional distribution centers that offer better assortments and convenience with personal service and more delivery options for wholesale customers. Real estate activity connected with our store optimization strategy drove an $8.9 million increase in net revenues as stores opened during the fourth quarter of 2010, and stores opened during 2011 generated $39.9 million in sales, whereas stores closed during these same periods effectively reduced net revenues by $31.0 million.

During 2012, we expect to open approximately five flagship stores, seven large format stores, and one standard-sized store and close approximately 25 existing stores in connection with our real estate optimization strategy of evolving to having fewer, larger stores in many of our key markets. As a result of these actions, we expect that our overall store counts will decline slightly, while our total selling square footage will increase slightly. In addition, we will continue with our practice of monitoring the operating performance and economics of all store locations and evaluating for closure any underperforming stores when the economics favor doing so.

Port Supply segment net revenues through our distribution centers decreased $0.9 million, or 3.0%, to $27.5 million in 2011 compared to 2010. However, sales to the wholesale customer group increased in our Stores segment. We believe the shift from Port Supply to Stores was driven by our ongoing efforts to better serve our wholesale customers through our store locations.

Net revenues from our Direct-to-Customer segment, which we formerly referred to as our Direct Sales segment, increased $3.1 million, or 9.2%, to $37.1 million from higher sales through our website. The increased sales resulted from technology upgrades completed in 2010, expanded marketing offerings and product assortments, which drove higher traffic to the website and resulted in higher average order values per transaction.

Comparable store sales

Comparable store sales for 2011 increased by 2.3%, or $11.6 million, compared to 2010. Comparable store sales changes during the first, second, third and fourth quarters of 2011 were 2.7%, 0.0%, 3.9% and 4.3%, respectively. The overall comparable store trends were positive across geographic regions, with the strongest growth in the Southeast. Our merchandise expansion strategy resulted in positive comparable store sales across all regions, with the strongest results in the for-the-boater categories. We believe the sales results by category in the Southeast were consistent with higher boat usage demonstrated by higher sales of maintenance-related products in that region. Also, we identified an opportunity in the Southeast to expand our fishing assortments and delivered sales growth in that category. While it appears the economy has stabilized generally, there remains some uncertainty about the market for boating supplies and related merchandise.

Gross profit

Gross profit increased by $9.3 million, or 5.3%, to $184.9 million in 2011, compared to $175.6 million for 2010, primarily due to higher sales. Gross profit increased as a percentage of net revenues by 0.6% to 28.8% in 2011, compared to 28.2% in 2010, primarily due to a 0.3% reduction in unit buying and distribution costs and a 0.2% improvement in inventory shrink. Additionally, increased revenues allowed us to leverage our relatively fixed occupancy expenses by 0.1%. These improvements were partially offset by lower raw product margin, down 0.1%, driven by a shift in revenues to lower-margin categories, such as electronics.

Selling, general and administrative expense

Selling, general and administrative ("SG&A") expense for 2011 was $162.9 million, an increase of $2.0 million, or 1.3%, compared to $160.8 million for last year. SG&A decreased as a percentage of revenues to 25.4% in 2011, compared to 25.8% in 2010. Drivers of higher SG&A expense included: a $2.6 million loss contingency accrual related to a recently-finalized software license audit; $1.3 million in higher information technology spending, including costs to implement our new point-of-sale and order entry systems; a variable selling expense increase of $1.2 million primarily due to higher store payroll supporting the higher sales year-over-year; a $0.7 million increase in benefits costs, including higher year-over-year health care claims; and a $0.6 million unfavorable impact versus last year of foreign currency exchange. These increases in SG&A were partially offset by a $4.4 million reduction in accrued bonus expense in 2011 due to increased bonus target thresholds, reflecting improved performance expectations when compared to the target thresholds for fiscal 2010.

Interest expense

Interest expense increased $0.3 million, or 44.1%, to $0.9 million in 2011, compared to $0.6 million in 2010. The increase in interest expense was due to both higher commitment fees and higher average interest rates, although average outstanding bank borrowings were lower in 2011, compared to 2010. Cash provided by operating activities funded property and equipment investments with excess cash being used to pay down our seasonal use of debt. This was the primary driver of the lower average outstanding bank borrowings in 2011.

Income taxes

Our effective income tax rate for 2011 was a benefit of 39.8%, compared to a provision of 7.2% in 2010. The year-over-year change in our effective tax rate was primarily due to the release of substantially all of our valuation allowance during the second quarter of 2011, resulting in a $15.7 million benefit. In evaluating our ability to recover our deferred tax assets, we consider all available positive and negative evidence including our past operating results, the existence of cumulative losses in past fiscal years and our forecast of future taxable income in the jurisdictions in which we have operations. Given our improved financial performance and expectations of future results, we determined that there was sufficient positive evidence to support the release of the majority of the valuation allowance against our deferred tax assets in the second quarter of 2011. Our effective tax rate is subject to change based on the mix of income from different state and foreign jurisdictions that tax at different rates, as well as the change in status or outcome of uncertain tax positions. We currently anticipate the effective tax rate for fiscal year 2012 will be a provision of approximately 39.5%. For more information, see Note 8 to our consolidated financial statements.

Fiscal 2010 Compared with Fiscal 2009

Net revenues for 2010 were $622.8 million, an increase of 5.8%, compared to net revenues of $588.4 million for 2009. We believe that net revenues in fiscal year 2010 were favorably affected by changes in the competitive landscape that occurred during fiscal year 2009, as well as favorable weather throughout much of the boating season. However, we believe there was a general softening in the boating equipment market after the Fourth of July. Our mix of business in the Southeast during the second quarter was impacted by the effects of the oil spill in the Gulf of Mexico. While not significant, we did experience a decrease in sales of merchandise typically used by recreational boaters and fishermen in the affected areas of the Southeast. However, this decrease was offset by increased sales of products to customers engaged in fighting the effects of the spill. There did not appear to be any significant sales impact for the third and fourth quarters related to the oil spill. Net income for 2010 was $13.2 million compared to net income for 2009 of $12.4 million.

Segment revenues

Net revenues for the Stores segment increased $35.1 million, or 6.7%, to $560.5 million in 2010, primarily due to a $30.7 million, or 6.3%, increase in comparable store sales. A driver of the comparable store sales increase was higher sales to wholesale customers through our store locations, which we believe resulted from our ongoing efforts to better serve this group of customers through store locations. In certain markets, our larger stores serve as regional distribution centers that offer better assortments, convenience, and competitive pricing with better service and more delivery options for wholesale customers. The increase in net revenues was across most merchandise categories and sales benefited from our expanded assortments in clothing, as well as increased sales for electronics and maintenance-related products. Real estate activity connected with our store optimization strategy drove a $4.6 million increase in net revenues as stores opened during the fourth quarter of 2009, and stores opened during 2010 generated $30.4 million in sales, whereas stores closed during these same periods effectively reduced net revenues by $25.8 million.

Additionally, early in 2010, we began to see signs that customers were preparing their boats for usage as reflected by our increase in sales during the first quarter of 2010, led by growth in maintenance-related products. We also saw recovery in demand for our higher-priced items, such as electronics.

Port Supply net revenues through our distribution centers decreased $0.6 million, or 2.2%, to $28.3 million in 2010 compared to 2009. However, sales to the wholesale customer group increased in our Stores segment.

Net revenues from our Direct-to-Customer segment decreased $0.1 million, or 0.2%, to $34.0 million. We began to see the decrease in this segment following the launch of our updated website in the second quarter of 2010. The transition to the updated site negatively affected sales. However, this decline was temporary, and we began to see a rebound in the sales performance of this segment late in the third quarter and continuing through the fourth quarter.

Comparable store sales

Comparable store sales for 2010 increased by 6.3%, or $30.7 million, compared to 2009. Comparable store sales changes during the first, second, third and fourth quarters of 2010 were 8.4%, 9.4%, 3.7% and 1.6%, respectively. The overall comparable store trends were consistent across the geographic regions. The increase in comparable store sales was across most merchandise categories and, in particular, we continued to experience increased sales for electronics and maintenance-related products.

Gross profit

Gross profit increased by $14.7 million, or 9.2%, to $175.6 million in 2010, compared to $160.9 million for 2009, primarily due to higher sales. Gross profit increased as a percentage of net revenues by 0.9% to 28.2% in 2010, compared to 27.3% in 2009, primarily due to a 0.5% increase in raw product margin driven by more effective promotions, less clearance activity and a shift in revenues to higher-margin core boating categories, such as maintenance. Additionally, increased revenues allowed us to leverage our relatively fixed occupancy expenses by 0.4%.

Selling, general and administrative expense

SG&A expense for 2010 was $160.8 million, an increase of $8.5 million, or 5.6%, compared to $152.3 million for 2009. Expenses as a percentage of revenues remained flat at 25.8%. Drivers of the higher SG&A expense included: a variable selling expense increase of $4.2 million primarily due to selective investments in additional staffing in our stores during the second and third quarters, our busiest quarters; a $1.5 million unfavorable comparison versus fiscal year 2009 due to the impact of foreign currency exchange; $1.3 million in higher information technology spending to implement our new point-of-sale and order entry systems; and $1.2 million related to West Marine University, our national sales meeting held every other year. SG&A expense in 2009 was reduced by $1.0 million upon receipt of an insurance reimbursement related to costs associated with the SEC investigation which closed during that year. The increase in SG&A was partially offset by a $0.7 million reduction in bonus expense in 2010 when compared to 2009.

Store closure and other restructuring costs

Store closure and other restructuring costs for 2010 changed by $1.5 million when compared to 2009. During the fourth quarter of 2009, we reached an agreement to sublease a location which had a large associated termination obligation. The terms of this particular agreement were more favorable than what we originally estimated and resulted in a $1.7 million reversal in 2009 of the previously accrued estimated costs. For additional information, see Note 3 to our consolidated financial statements.

Interest expense

Interest expense decreased $0.2 million, or 21.0%, to $0.6 million in 2010, compared to $0.8 million in 2009. The decrease in interest expense was due to both lower interest rates and lower average outstanding bank borrowings in fiscal 2010, compared to fiscal 2009. Cash provided by operating activities funded property and equipment investments with excess cash being used to pay down debt. This was the primary driver of the lower average outstanding bank borrowings in 2010.

Income taxes

Our effective income tax rate for 2010 was a provision of 7.2%, compared to a benefit of 29.7% in 2009. The year-over-year change in our effective tax rate was primarily due to the recognition of a $3.7 million benefit in 2009 related to a tax law change that increased the number of historical years in which companies are permitted to carry back prior period net operating losses. Similar to 2009, in 2010 we were able to use timing differences that were not previously benefited due to the valuation allowance to reduce the statutory tax rate. Given that our improved financial performance had been for a limited time period combined with the continued economic uncertainty with respect to the general state of the economy and rising fuel costs, in fiscal 2010 we concluded that, while evidence related to current and future financial performance was improving, there remained sufficient economic uncertainty that it would have been premature to assert that it was more likely than not that we would be able to utilize all net deferred tax assets and release some or all of the partial valuation allowance. For more information, see Note 8 to our consolidated financial statements.

Liquidity and Capital Resources

Funds generated by operating activities, available cash and our credit facility are our largest sources of cash. Our primary uses of cash include merchandise inventory purchases, occupancy costs, personnel-related expenses and investments in property and equipment. At the end of both 2011 and 2010, we were debt free. However, we expect to continue to borrow against our credit facility during the first half of each year as we build inventory levels in preparation for the key boating season.

Working capital, the excess of current assets over current liabilities, increased to $197.9 million at the end of 2011, compared to $176.6 million at the end of 2010. The increase in working capital primarily was attributable to a $22.0 million higher cash balance at the end of 2011. Neither our access to, nor the value of, our cash equivalents was materially affected by the liquidity problems experienced by certain financial institutions over the past several years.

Our cash needs for working capital are supported by a secured credit facility. There is risk to this capital resource stemming from current market conditions in that the amount we have available to borrow under our loan agreement primarily is driven by the estimated liquidation value of our inventory. External factors, such as increased liquidations and bankruptcies in the marketplace, could put downward pressure on this liquidation value and thus our associated borrowing availability. However, we continue to take steps to mitigate this risk. First, we are focusing on maximizing cash flow and minimizing borrowing needs. We expect to accomplish this by: (i) increasing inventory turnover, which will require lower working capital to maintain fresh and adequate inventory at our stores; (ii) continuing to focus on expense control, including continual re-engineering efforts to simplify and streamline administrative, inventory and other business processes, and to shrink or eliminate overhead costs as and when necessary or appropriate; and (iii) being prudent with our capital spending and concentrating on investments with a demonstrable financial return. Second, we are improving the quality of our inventory by controlling the proportion of overstocked or discontinued goods. Third, we are maintaining communications with our lenders to keep them apprised of our business plans.

Operating activities

During 2011, our primary source of liquidity was cash flow from operations. Net cash provided by operating activities increased year-over-year by $12.3 million to $37.2 million in 2011, compared to $24.9 million last year. The increase in cash provided by operating activities was due primarily to increases in cash provided by net income and reduced inventory levels, partially offset by an increase in cash used for accrued expenses. Cash used for inventory was lower due primarily to our continued focus on inventory management and ensuring the correct product assortment in each store based on customer demographics. Cash used for accrued expenses partially offset the increase in cash primarily as a result of lower accrued bonus expense given our increased bonus target thresholds in 2011 as compared to accrued bonus and related thresholds in fiscal 2010.

During 2010, our primary source of liquidity was cash flow from operations. Net cash provided by operating activities decreased year-over-year by $37.7 million to $24.9 million in 2010, compared to $62.6 million in 2009. The major driver of this cash flow reduction was a $6.9 million increase in merchandise inventories during 2010, compared to a $23.4 million reduction in the prior year as we focused on necessary inventory reductions in 2009. The increased inventory in 2010 was driven by our strategy to bring in additional inventory earlier in the season and to maintain safety stocks to help ensure in-stock position and to help fulfill customer needs and maximize sales throughout the boating season. A $4.4 million decrease in accounts payable during 2010, compared to a $6.1 million increase in accounts payable during 2009, also contributed to the decline in cash provided by operating activities.

Capital growth

In 2011, our capital expenditures were $17.6 million, primarily for new stores, store remodels, information technology and investment in supply chain efficiencies. We opened six new stores and remodeled four stores in 2011. During 2012, we expect to increase capital spending somewhat, primarily in support of strategic growth initiatives which include new stores, store remodels and expansions, and information technology enhancements. We intend to fund our expansion through cash generated from operations and, if necessary, credit facility borrowings.

Financing arrangements

Net cash provided by financing activities was $2.4 million in 2011, attributed entirely to an increase in cash related to associate share-based compensation plans. Net cash provided by financing activities was $0.9 million in 2010, primarily consisting of $1.9 million increase in cash related to associate share-based compensation plans, partially offset by $1.0 million in cash used to pay loan costs associated with our amended and restated loan agreement.

In August 2010, we entered into a four-year loan and security agreement pursuant to which we have up to $140.0 million in borrowing capacity. At our option and subject to certain conditions set forth in the loan agreement, we may increase our borrowing capacity up to an additional $25.0 million during the term. The amount available to be borrowed is based on a percentage of certain of our inventory (excluding capitalized indirect costs) and accounts receivable.

The revolving credit facility is guaranteed by West Marine, Inc. and West Marine Canada Corp. (an indirect subsidiary of West Marine, Inc.) and secured by a security interest in all of our accounts receivable and inventory, certain other related assets, and all proceeds thereof. The revolving credit facility is available for general working capital and general corporate purposes.

At our election, borrowings under the revolving credit facility will bear interest at one of the following options:

1. The prime rate, which is defined in the loan agreement as the highest of:

    a. Federal funds rate, as in effect from time to time, plus one-half of one percent;

    b. LIBOR rate for a one-month interest period plus one percent; or

    c. The rate of interest in effect for such day as publicly announced from time to time by Wells Fargo as its "prime rate," or

2. The LIBOR rate quoted by the British Bankers Association for the applicable interest period.

In each case, the applicable interest rate is increased by a margin imposed by the loan agreement. The applicable margin for any date will depend upon the amount of available credit under the revolving credit facility. The margin range for option (1) above is between 1.5% and 2.0% and for option (2) above is between 2.5% and 3.0%.

The loan agreement also imposes a commitment fee on the unused portion of the revolving credit facility available. For 2011, 2010 and 2009, the weighted-average interest rate on all of our outstanding borrowings was 3.1%, 1.5% and 1.8%, respectively.

Although the loan agreement contains customary covenants, including, but not limited to, restrictions on our ability to incur liens, make acquisitions and investments, pay dividends and sell or transfer assets, it does not contain debt or other similar financial covenants, such as maintaining certain specific leverage, debt service or interest coverage ratios. Instead, our loan is asset-based (which means our lenders maintain a security interest in our inventory and accounts receivable which serve as collateral for the loan), and the amount we may borrow under our revolving credit facility at any given time is determined by the estimated value of these assets as determined by the lenders' appraisers. Additionally, we must maintain a minimum revolving credit availability equal to the greater of $7 million or 10% of the borrowing base. In addition, there are customary events of default under our loan agreement, including failure to comply with our covenants. If we fail to comply with any of the covenants contained in the loan agreement, an event of default occurs which, if not waived by our lenders or cured within the applicable time periods, results in the lenders having the right to accelerate repayment of all outstanding indebtedness under the loan agreement before the stated maturity date and the revolving credit facility could be terminated. These events of default include, after the expiration of any applicable grace periods, payment defaults to the lenders, material inaccuracies of representations and warranties, covenant defaults, material payment defaults (other than under the loan agreement), voluntary and involuntary bankruptcy proceedings, material money judgments, material ERISA events, change of control and other customary defaults. A default under our loan agreement also could significantly and adversely affect our ability to obtain additional or alternative financing. As of December 31, 2011, we were in compliance with the covenants under our loan agreement.

At the end of 2011 and 2010, there were no amounts outstanding under our revolving credit facilities, and we had $86.9 million and $89.9 million, respectively, available for future borrowings. At the end of 2011 and 2010, we had $8.3 million and $5.6 million, respectively, of outstanding commercial and stand-by letters of credit. We strategically manage our debt over the course of our fiscal year. We incur seasonal fluctuations in our cash flows and, therefore, we incur debt as we build up our inventories for spring in order to maintain stock levels sufficient to fulfill customer needs and maximize sales during the main boating season. Additionally, we hire a significant number of temporary associates during the summer, our peak selling season. Our weighted average outstanding balances for the first quarters of 2011 and 2010 were $6.1 million and $17.0 million, respectively. For our second quarters of 2011 and 2010, the weighted average outstanding balances were $13.4 million and $19.3 million, respectively, and at the end of our third quarters of 2011 and 2010, the weighted average outstanding balances were less than $0.1 million and $0.1 million, respectively. The fourth quarter weighted average outstanding balances for both 2010 and 2009 were not material.

Our aggregate borrowing base cannot exceed $140.0 million. Our borrowing base at each of our last two fiscal year-ends consisted of the following (in millions):

	2011	2010
Accounts receivable availability	$ 4.6	$ 3.6
Inventory availability	106.6	108.3
Less: reserves	(5.6)	(5.8)
Less: minimum availability	(10.6)	(10.6)
Total borrowing base	$ 95.0	$ 95.5

Our aggregate borrowing base was reduced by the following obligations (in millions):

Ending loan balance/(overpayment)	$ (0.2)	$ —
Outstanding letters of credit	8.3	5.6
Total obligations	$ 8.1	$ 5.6

Accordingly, our availability as of fiscal year end 2011 and 2010, respectively, was (in millions):

Total borrowing base	$ 95.0	$ 95.5
Less: obligations	(8.1)	(5.6)
Total availability	$ 86.9	$ 89.9

Contractual obligations

Aggregate information about our unconditional contractual obligations as of December 31, 2011 is presented in the following table (in thousands).

	Payments due by period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual cash obligations:					
Operating leases(1)	$ 258,837	$ 44,968	$ 69,644	$ 50,414	$ 93,811
Purchase commitments(2)	27,254	27,254	—	—	—
Bank letters of credit	8,326	8,326	—	—	—
Other long-term liabilities	1,736	1,412	324	—	—
	$ 296,153	$ 81,960	$ 69,968	$ 50,414	$ 93,811

(1) Operating lease amounts in this table represent minimum amounts due under existing agreements and exclude costs of insurance, taxes, repairs and maintenance.

(2) All but a limited number of our purchase commitments are cancelable by us without penalty; however, we do intend to honor these commitments.

We are party to various arrangements that are conditional in nature and obligate us to make payments only upon the occurrence of certain events, such as delivery of functioning software products. Because it is not possible to predict the timing or amounts that may be due under these conditional arrangements, no such amounts have been included in the table above.

Off-balance sheet arrangements

Operating leases are the only financing arrangements not reported on our consolidated balance sheets. We do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as special purpose entities or variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other limited purposes. As of December 31, 2011, we are not involved in any unconsolidated special purpose entities or variable interest entities.

Seasonality

Historically, our business has been highly seasonal. In 2011, approximately 65% of our net sales and all of our net income occurred during the second and third quarters, principally during the period from April through August, which represents the peak months for boat buying, usage and maintenance in most of our markets.

Business Trends

Our research and experience indicates that the U.S. boating industry experienced a down cycle in 2009, as evidenced by lower sales in each of our business segments compared to 2008, lower new and used boat sales, and declines in boat registrations in key states. Early in 2010, we began to see signs that customers were preparing their boats for usage, based on increased sales during the first quarter of 2010 and led by an early Spring and growth in maintenance-related products. We also saw recovery in demand for our higher-priced items, such as electronics. As we progressed through 2010, we observed that proportionately more sales growth was coming from our Port Supply wholesale business, particularly in sales to Port Supply customers through our stores. These particular sales increases allowed us to leverage our relatively fixed store occupancy expenses. We experienced favorable weather conditions throughout most of the boating season; however, we believe there was a general softening in the boating equipment market after the Fourth of July.

During the first quarter of 2011, we saw a decline in gross profit primarily as a result of lower product margins due to a sales mix shift toward lower-margin items, such as electronics, and away from higher-margin maintenance related items. We believe this shift was caused by inclement weather in most of the country during the first half of the year, which did not prompt boaters to prepare for the key boating season as early as they did last year, when better weather prevailed during the first quarter. We saw encouraging signs in the first quarter of 2011, including strength in the southeastern part of the country, which was less affected by weather. Also, later in the second quarter and into the third quarter of 2011, our general sales trend strengthened somewhat. We believe this was due to the weather warming up to seasonal levels later in the second quarter and continuing into the third quarter, whereas many parts of the country were cooler and rainier than normal earlier in the second quarter. The fourth quarter brought favorable weather, which we believe drove boat usage and benefited sales. Early in the year, we began to experience sales growth in higher-ticket merchandise, such as electronics, and this strength carried throughout the remainder of the year. In fiscal 2011, we experienced double-digit growth in our soft goods categories, reflecting the success of our merchandise expansion strategy, which was partially offset by lower sales when compared to 2010 in product categories that were higher in fiscal 2010 due to efforts to clean up the oil spill in the Gulf of Mexico. As 2011 progressed, we saw increasing impact of our real estate optimization strategy, which drove total sales increases that exceeded comparable store sales growth. We believe sales in the fourth quarter of 2011 also reflected success of our key item strategy during the holiday shopping period.

In 2012, in addition to focusing on implementing and building upon our key strategies as outlined in the "Overview" discussion above, we also will continue to manage our business conservatively from an operating expense standpoint, while taking steps to remain flexible and to maximize sales in the face of varying marketplace demand. Specifically, these actions will include:

- making prudent strategic investments in additional inventory items to maintain in-stock levels in the event improved sales continue; and
- hiring additional store Associates as needed to maintain customer service levels, while leveraging payroll expense as a percentage of sales.

Although we believe we have seen some recovery in customer boat usage and demand for higher-priced items, we believe that the ongoing uncertainty in economic conditions has had, and will continue to have, an adverse impact on discretionary consumer spending in an already challenging climate for the boating industry, and we believe that economic uncertainty could continue to have an impact on our sales, with corresponding risks to our earnings and cash flow in 2012 (see the "Fiscal 2011 Compared with Fiscal 2010 — Segment Revenues" discussion included above). For 2012, we will continue to control expense growth and maximize cash flow by:

- continuing to control our operating expenses through variable expense management, along with reengineering and streamlining business processes, where applicable;
- continuing to improve the quality of our inventory by tightly controlling overstocked or discontinued goods;
- proceeding with our ongoing real estate optimization program, evolving to having fewer, larger stores with anticipated improved store economics;
- managing the business to the budget established for 2012, which reflects prudent investment in growth while focusing on expense control and emphasizing working capital management; and
- exploring methods and strategies to drive traffic, sales, conversion, and market presence.

More broadly, in order to better meet the needs of our customers and provide a better customer experience, we have invested in a strategic project to replace our aging point-of-sale and order management systems. The new platform is intended to enable an integrated cross-channel selling experience for the customer including faster sales checkout, improved product search capability, integrated customer information and order management, and simplified policy application. The system has been deployed company-wide, and we anticipate that additional enhancements to this system will be rolled out during 2012.

Critical Accounting Policies and Estimates

Management's discussion and analysis of West Marine's financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the appropriate application of certain accounting policies, many of which require us to make estimates and assumptions about future events and their impact on amounts reported in our financial statements and related notes. Since future events and their impact cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

We believe our application of accounting policies, and the estimates inherently required therein, are reasonable. These accounting policies and estimates are periodically reevaluated and adjustments are made when facts and circumstances dictate a change. Our accounting policies are more fully described in Note 1 to our consolidated financial statements, in Item 8 of this report.

Management believes that the following accounting estimates are the most critical to aid in fully understanding and evaluating our reported financial results, and they require management's most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain. Management has reviewed these critical accounting estimates and related disclosures with the audit committee of our board of directors.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Inventory—Valuation Adjustments		
We value our merchandise inventories at the lower of the cost or market value on an average cost basis. Inventory cost is written down to market value when cost exceeds market value, which we estimate using current levels of aged and discontinued product and historical analysis of items sold below cost. Lower of cost or market adjustments included in ending inventory at December 31, 2011 and January 1, 2011 were $3.4 million and $4.8 million, respectively.	Our lower of cost or market adjustments contain uncertainties because the calculations require management to make assumptions and to apply judgment regarding forecasted consumer demand, the promotional environment, technological obsolescence and consumer preferences.	We have not made any material changes in our inventory valuation methodology during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to calculate our lower of cost or market adjustments. However, if estimates regarding consumer demand are inaccurate or changes in technology affect demand for certain products in an unforeseen manner, we may be exposed to losses that could be material. If we had to take additional markdowns of 10% on all items included in merchandise inventory write-downs at December 31, 2011, net income would be affected by approximately $0.2 million in the fiscal year then ended.
Inventory—Capitalized Indirect Costs		
Inventory cost includes certain indirect costs related to the purchasing, transportation and warehousing of merchandise. Capitalized indirect costs include freight charges for moving merchandise to warehouses or store locations and operating costs of our merchandising, replenishment and distribution activities. We recognize indirect costs included in inventory value as an increase in cost of goods sold as the related products are sold. Indirect costs included in inventory value at December 31, 2011 and January 1, 2011 were $17.8 million and $18.3 million, respectively.	Our capitalized indirect costs contain uncertainties because the calculations require management to make assumptions and to apply judgment relating to factors of our cost accounting system, the soundness of the underlying principles and their consistent application. In interim periods, the calculation of capitalized indirect costs requires management to estimate capitalized indirect costs, merchandise purchases and inventory levels for the full fiscal year.	We have not made any material changes in our capitalized indirect cost methodology during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the future assumptions or estimates we use to calculate our capitalized indirect costs. However, if our assumptions or estimates are inaccurate, we may be exposed to losses or gains that could be material. A 10% difference in our expenses included in capitalized indirect costs at December 31, 2011 would have affected net income by approximately $1.1 million in the fiscal year then ended.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Vendor Allowances Receivable		
We establish a receivable and reduce inventory cost for income generated from vendor-sponsored programs, or vendor allowances, that is earned but not yet received from our vendors, which we calculate based on provisions of the programs in place. Due to the complexity of the individual agreements with vendors, we perform detailed analyses and review historical trends to determine an appropriate level for the vendor allowances receivable. Our receivable for vendor allowances at December 31, 2011 and January 1, 2011 was $3.0 million and $3.2 million, respectively, and is included in other current assets.	Our vendor allowances receivable contains uncertainties because the calculation requires management to make assumptions and to apply judgment regarding a number of factors, including our ability to collect amounts due from vendors and in interim periods requires management to estimate future inventory purchases.	We have not made any material changes in the accounting methodology used to establish our vendor allowances receivable during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to calculate our vendor allowances receivable. However, if our assumptions or estimates are inaccurate, we may be exposed to losses or gains that could be material. A 10% difference in our estimate of our ability to collect vendor allowances at December 31, 2011 would have affected net income by approximately $0.1 million in the fiscal year then ended.
Costs Associated With Exit Activities		
We occasionally vacate stores prior to the expiration of the related lease. For vacated locations that are under long-term leases, we record an expense for the net present value of the difference between our future lease payments and related costs (e.g., real estate taxes and common area maintenance) from the date of closure through the end of the remaining lease term, net of expected future sublease rental income. Our estimate of future cash flows is based on our analysis of the specific real estate market, including input from real estate firms; and economic conditions that can be difficult to predict. Costs associated with exit activities included in accrued expenses at December 31, 2011 and January 1, 2011 were $1.1 million and $2.2 million, respectively.	Our location closing liability contains uncertainties because management is required to make assumptions and to apply judgment to estimate the duration of future vacancy periods, the amount and timing of future settlement payments and the amount and timing of potential sublease rental income. When making these assumptions, management considers a number of factors, including historical settlement experience, the owner of the property, the location and condition of the property, the terms of the underlying lease, the specific marketplace demand and general economic conditions.	We have not made any material changes in the accounting methodology used to establish our location closing liability during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate our location closing liability. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to losses or gains that could be material. A 10% change in our location closing liability or to our estimated sub-lease income at December 31, 2011 would have affected net earnings by approximately $0.1 million in the fiscal year then ended.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Impairment of long-lived assets		
Long-lived assets other than goodwill and indefinite-lived intangible assets, which are separately tested for impairment, are reviewed and evaluated quarterly. When evaluating long-lived assets for potential impairment, we first compare the carrying value of the asset to the asset's estimated future cash flows (undiscounted and without interest charges). If the estimated future cash flows are less than the carrying value of the asset, we calculate an impairment loss. The impairment loss calculation compares the carrying value of the asset to the asset's estimated fair value, which may be based on estimated future undiscounted cash flows. We recognize an impairment loss if the amount of the asset's carrying value exceeds the asset's estimated fair value. If we recognize an impairment loss, the adjusted carrying amount of the asset becomes its new cost basis. We may also accelerate depreciation over the asset's revised useful life if it is identified for replacement or abandonment at a specific future date. In fiscal years 2011 and 2010, we recorded non-cash charges of less than $0.1 million and $0.2 million, respectively, for impairment of long-lived assets.	Our impairment loss calculations contain uncertainties because they require management to make assumptions and to apply judgment in order to estimate future cash flows and asset fair values, including forecasting useful lives of the assets. Depending on the assumptions and estimates used, the estimated future cash flows projected in the evaluation of long-lived assets can vary within a wide range of outcomes. We believe we have approximately $0.1 million in net carrying value of assets held for use where an impairment charge is reasonably possible within the next twelve months.	We have not made any material changes in our impairment loss assessment methodology during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate long-lived asset impairment losses. However, if actual results are not consistent with our estimates and assumptions used in estimating future cash flows and asset fair values, we may be exposed to losses that could be material.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Income Taxes We estimate our annual tax rate based on projected taxable income for the full year and record a quarterly income tax provision in accordance with the anticipated annual rate. As the year progresses, we refine the estimates of the year's taxable income as new information becomes available, including year-to-date financial results. This continual estimation process often results in a change to our expected effective tax rate for the year. When this occurs, we adjust the income tax provision during the quarter in which the change in estimate occurs so that the year-to-date provision reflects the expected annual tax rate. Our effective tax rate is subject to change based on the mix of income from different state and foreign jurisdictions that tax at different rates, as well as the change in status or outcome of uncertain tax positions. In evaluating our ability to recover our deferred tax assets we consider all available positive and negative evidence including our past operating results, the existence of cumulative losses in past fiscal years and our forecast of future taxable income in the jurisdictions in which we have operations. In fiscal 2011, we released $15.7 million, representing the majority of the valuation allowance against our deferred tax assets.	The application of income tax law is inherently complex. Laws and regulations in this area are voluminous and are often ambiguous. As such, we are required to make many subjective assumptions and judgments regarding our effective tax rate and our income tax exposures. The need to record or release a valuation allowance also contains uncertainties because management is required to make assumptions and apply judgment, primarily whether we will have future taxable income, to estimate the future realization of net deferred tax assets.	Interpretations of and guidance surrounding income tax laws and regulations change over time. Although we believe that the judgments and estimates discussed herein are reasonable, actual results could differ, and we may be exposed to losses or gains that could be material.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Liabilities for Self Insurance or High Deductible Losses		
We are self-insured for certain losses, including those related to employee healthcare. However, we obtain third-party insurance coverage to limit our exposure to these claims. In other cases, we purchase commercial insurance, such as for workers' compensation and general liability claims. We insure workers' compensation losses through a high-deductible program, and we recognize our liability for the ultimate payment of incurred claims and claims adjustment expenses by accruing liabilities on an actuarial basis which represent estimates of future amounts necessary to pay claims and related expenses with respect to covered events that have occurred. When estimating our liabilities relating to self-insurance or high-deductible insurance programs, we consider a number of factors, including historical claims experience, severity factors and actuarial analysis. Periodically, management reviews its assumptions and the valuations provided by actuarial analysis to determine the adequacy of our self-insured liabilities.	Liabilities for our self-insured losses or high-deductible insurance programs contain uncertainties because management is required to make assumptions and to apply judgment to estimate the ultimate cost to settle reported claims and claims incurred but not reported as of the balance sheet date.	We have not made any material changes to our self insurance accrual methodology during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate these liabilities. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to losses or gains that could be material. A 10% change in our self-insured liabilities and loss reserves relating to high-deductible insurance programs at December 31, 2011, would have affected net income by approximately $0.3 million in the fiscal year then ended.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Share-Based Compensation		
We have a share-based compensation plan under which we award non-qualified stock options and restricted stock. We also have an associate stock buying plan. For more information, see Note 2 to our consolidated financial statements in Item 8 of this report. We determine the fair value of our non-qualified stock option awards at the date of grant using the Black-Scholes Merton option-pricing model. We determine the fair value of our restricted stock awards and associate stock buying plan purchases using similar valuation techniques and the closing market price of our common stock. The fair value of our restricted stock units is based on the closing market price of our common stock.	Option-pricing models and generally accepted valuation techniques require management to make assumptions and to apply judgment to determine the fair value of our awards. These assumptions and judgments include estimating the future volatility of our stock price, expected dividend yield, future employee turnover rates and future employee stock option exercise behaviors. Changes in these assumptions can materially affect the fair value estimate.	We have not made any material changes in our methodology for determining fair value of stock options during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to determine share-based compensation expense. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to changes in share-based compensation expense that could be material. If actual results are not consistent with the assumptions used, the share-based compensation expense reported in our financial statements may not be representative of the actual economic cost of the share-based compensation. A 10% change in our assumptions, such as volatility or expected term, for share-based compensation expense for the fiscal year ended December 31, 2011, would have affected net income by approximately $0.1 million in the fiscal year then ended.

ITEM 7A—QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We do not undertake any specific actions to diminish our exposure to interest rate or currency rate risk, and we are not a party to any interest rate or currency rate risk management transactions. We do not purchase or hold any derivative financial instruments.

At the end of the 2011, we had no outstanding long-term debt and as such would not be impacted by a change in interest rates. In the third quarter of 2010, we entered into a four-year, amended and restated loan and security agreement pursuant to which the Company has up to $140.0 million in borrowing capacity. There are various interest rate options available, for more information, see Note 5 to our consolidated financial statements in Item 8 of this report.

A 10% increase in the exchange rate of the U.S. dollar versus the Canadian dollar would have an effect of reducing our pre-tax income and cash flows by approximately $0.9 million over the next year.

ITEM 8—FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements due to error or fraud on a timely basis. Also, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2011. In making its assessment of the effectiveness of internal control over financial reporting, management used the criteria set forth in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Management has concluded that our internal control over financial reporting was effective as of December 31, 2011, based on the criteria set forth in Internal Control—Integrated Framework issued by the COSO.

Our internal control over financial reporting as of December 31, 2011 has been audited by Grant Thornton LLP, an independent registered public accounting firm, as stated in their report which is included in this report.

/S/ GEOFFREY A. EISENBERG

Geoffrey A. Eisenberg
President and Chief Executive Officer
(principal executive officer)

March 7, 2012

/S/ THOMAS R. MORAN

Thomas R. Moran
Senior Vice President and Chief Financial Officer
(principal financial officer)

March 7, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
West Marine, Inc.

We have audited West Marine, Inc. (a Delaware Corporation) and Subsidiaries' internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). West Marine, Inc. and Subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, West Marine, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of West Marine, Inc. and Subsidiaries as of December 31, 2011 and January 1, 2011, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2011, and our report dated March 7, 2012 expressed an unqualified opinion thereon.

/s/ GRANT THORNTON LLP
San Francisco, CA
March 7, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
West Marine, Inc.

We have audited the accompanying consolidated balance sheets of West Marine, Inc. (a Delaware corporation) and Subsidiaries as of December 31, 2011 and January 1, 2011, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of West Marine, Inc. and Subsidiaries as of December 31, 2011 and January 1, 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), West Marine, Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 7, 2012 expressed an unqualified opinion.

/s/ GRANT THORNTON LLP
San Francisco, CA
March 7, 2012

WEST MARINE, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2011 AND JANUARY 1, 2011
(in thousands, except share data)

	Fiscal Year-End	
	2011	**2010**
ASSETS		
Current assets:		
Cash and cash equivalents	$ 43,966	$ 22,019
Trade receivables, net of allowances of $301 in 2011 and $431 in 2010	5,771	5,605
Merchandise inventories	193,375	201,588
Deferred income taxes	7,118	2,997
Other current assets	13,792	16,739
Total current assets	264,022	248,948
Property and equipment, net	60,746	56,483
Long-term deferred taxes	7,800	—
Other assets	3,089	3,455
TOTAL ASSETS	$ 335,657	$ 308,886
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 25,085	$ 29,403
Accrued expenses and other	41,007	42,929
Total current liabilities	66,092	72,332
Deferred rent and other	13,922	14,793
Total liabilities	80,014	87,125
Stockholders' equity:		
Preferred stock, $.001 par value: 1,000,000 shares authorized; no shares outstanding	—	—
Common stock, $.001 par value: 50,000,000 shares authorized; 23,022,654 shares issued and 22,991,764 shares outstanding at December 31, 2011 and 22,656,083 shares issued and 22,625,193 shares outstanding at January 1, 2011	23	23
Treasury stock	(385)	(385)
Additional paid-in capital	186,089	181,891
Accumulated other comprehensive loss	(727)	(749)
Retained earnings	70,643	40,981
Total stockholders' equity	255,643	221,761
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 335,657	$ 308,886

See notes to consolidated financial statements.

WEST MARINE, INC.
CONSOLIDATED STATEMENTS OF INCOME
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2011, JANUARY 1, 2011 AND JANUARY 2, 2010
(in thousands, except per share data)

	2011	2010	2009
Net revenues	$ 643,443	$ 622,802	$ 588,416
Cost of goods sold	458,444	447,161	427,501
Gross profit	184,999	175,641	160,915
Selling, general and administrative expense	162,860	160,838	152,303
Restructuring costs (recoveries) (Note 3)	(50)	(261)	(1,746)
Impairment of long-lived assets (Note 1)	50	180	13
Income from operations	22,139	14,884	10,345
Interest expense	918	637	806
Income before taxes	21,221	14,247	9,539
Provision (benefit) for income taxes	(8,441)	1,020	(2,837)
Net income	$ 29,662	$ 13,227	$ 12,376
Net income per common and common equivalent share:			
Basic	$ 1.30	$ 0.59	$ 0.56
Diluted	$ 1.27	$ 0.57	$ 0.55
Weighted average common and common equivalent shares outstanding:			
Basic	22,762	22,492	22,215
Diluted	23,286	23,014	22,347

See notes to consolidated financial statements.

WEST MARINE, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2011, JANUARY 1, 2011 AND JANUARY 2, 2010
(in thousands, except share data)

	Common Shares Outstanding	Common Stock	Treasury Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity	Total Comprehensive Income (Loss)
Balance at January 3, 2009	22,115,377	$ 22	$ (366)	$ 173,997	$ 15,377	$ 590	$ 189,620	$ (37,883)
Net income					12,376		12,376	$ 12,376
Foreign currency translation adjustment, net of tax of ($34)						(1,096)	(1,096)	(1,096)
Common stock issued under equity compensation plan	88,393			2,704			2,704	
Tax benefit (deficiency) from equity issuance, including excess tax benefit of $52				46			46	
Treasury shares acquired	(3,318)		(19)				(19)	
Sale of common stock pursuant to associates stock buying plan	145,531			712			712	
Balance at January 2, 2010	22,345,983	$ 22	$ (385)	$ 177,459	$ 27,754	$ (506)	$ 204,344	$ 11,280
Net income					13,227		13,227	$ 13,227
Foreign currency translation adjustment, net of tax of $0						(243)	(243)	(243)
Common stock issued under equity compensation plan	195,758	1		3,522			3,523	
Tax benefit (deficiency)from equity issuance, including excess tax benefit of $283				292			292	
Sale of common stock pursuant to associates stock buying plan	83,452			618			618	
Balance at January 1, 2011	22,625,193	$ 23	$ (385)	$ 181,891	$ 40,981	$ (749)	$ 221,761	$ 12,984
Net income					29,662		29,662	$ 29,662
Foreign currency translation adjustment, net of tax of $0						22	22	22
Common stock issued under equity compensation plan	282,813			3,733			3,733	
Tax benefit (deficiency) from equity issuance, including excess tax benefit of $347				(204)			(204)	
Sale of common stock pursuant to associates stock buying plan	83,758			669			669	
Balance at December 31, 2011	22,991,764	$ 23	$ (385)	$ 186,089	$ 70,643	$ (727)	$ 255,643	$ 29,684

See notes to consolidated financial statements.

WEST MARINE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE FISCAL YEARS ENDED DECEMBER 31, 2011, JANUARY 1, 2011 AND JANUARY 2, 2010
(in thousands)

	2011	2010	2009
OPERATING ACTIVITIES:			
Net income	$ 29,662	$ 13,227	$ 12,376
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	14,314	14,926	17,030
Impairment of long-lived assets	50	180	13
Share-based compensation	2,394	2,506	2,410
Tax benefit (deficiency) from equity issuance	(204)	292	46
Excess tax benefit from share-based compensation	(347)	(283)	(52)
Deferred income taxes	(12,745)	(825)	(580)
Provision for doubtful accounts	54	80	375
Lower of cost or market inventory adjustments	1,154	1,966	2,580
Loss (gain) on asset disposals	(13)	192	160
Changes in assets and liabilities:			
Trade receivables	(220)	(119)	(117)
Merchandise inventories	7,059	(6,922)	23,389
Other current assets	2,946	3,066	(3,436)
Other assets	112	(582)	(1,037)
Accounts payable	(4,610)	(4,358)	6,077
Accrued expenses and other	(2,330)	(440)	1,113
Deferred items and other non-current liabilities	(47)	1,987	2,286
Net cash provided by operating activities	37,229	24,893	62,633
INVESTING ACTIVITIES:			
Proceeds from sale of property and equipment	64	71	32
Purchases of property and equipment	(17,710)	(14,139)	(13,755)
Net cash used in investing activities	(17,646)	(14,068)	(13,723)
FINANCING ACTIVITIES:			
Borrowings on line of credit	28,758	46,890	36,537
Repayments on line of credit	(28,758)	(46,890)	(83,537)
Payment of loan costs	—	(980)	—
Proceeds from exercise of stock options	1,339	1,017	294
Proceeds from sale of common stock pursuant to Associates Stock Buying Plan	669	618	712
Excess tax benefit from share-based compensation	347	283	52
Treasury shares acquired	—	—	(19)
Net cash provided by (used in) financing activities	2,355	938	(45,961)
Effect of exchange rate changes on cash	9	(23)	(143)
NET INCREASE IN CASH	21,947	11,740	2,806
CASH AT BEGINNING OF PERIOD	22,019	10,279	7,473
CASH AT END OF PERIOD	$ 43,966	$ 22,019	$ 10,279
Other cash flow information:			
Cash paid for interest	$ 645	$ 475	$ 810
Cash paid (refunded) for income taxes	3,547	(2,325)	1,929
Non-cash investing activities			
Property and equipment additions in accounts payable	1,757	1,465	295

See notes to consolidated financial statements.

WEST MARINE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS—West Marine Inc. and its consolidated subsidiaries ("West Marine" or the "Company," unless the context requires otherwise) is a specialty retailer of boating supplies and has three reportable segments—Stores, Port Supply (wholesale) and Direct-to-Customer (retail eCommerce, direct mail catalogs, and call center)—which all sell aftermarket recreational boating supplies directly to customers. At December 31, 2011, West Marine offered its products through 319 Company-operated stores in 38 states, Puerto Rico, Canada and three franchised stores in Turkey, through its call center channel and on the Internet. The Company is also engaged, through its Port Supply division and its stores, in the wholesale distribution of products to commercial customers and other retailers.

West Marine was incorporated in Delaware in September 1993 as the holding company for West Marine Products, Inc., which was incorporated in California in 1976. The Company's principal executive offices are located in Watsonville, California.

PRINCIPLES OF CONSOLIDATION—The consolidated financial statements include the accounts of West Marine, Inc. and its subsidiaries, all of which are wholly-owned, directly or indirectly. Intercompany balances and transactions are eliminated in consolidation.

YEAR-END—The Company's fiscal year consists of 52 or 53 weeks, ending on the Saturday closest to December 31. Fiscal years 2011, 2010 and 2009 consisted of the 52 weeks ended December 31, 2011, January 1, 2011 and January 2, 2010, respectively. References to 2011, 2010 and 2009 are to the fiscal years ended December 31, 2011, January 1, 2011 and January 2, 2010, respectively.

ACCOUNTING ESTIMATES—The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include, but are not limited to, the following: useful lives and recoverability of fixed assets; inventory obsolescence and shrinkage reserves; capitalized indirect inventory costs; allowance for doubtful accounts receivable; calculation of accrued liabilities, including workers' compensation and other self-insured liabilities; sabbatical liability, sales returns reserves, unredeemed gift cards and loyalty program awards; vendor consideration earned; fair value of share-based compensation instruments, income tax valuation allowances and uncertain tax positions; goodwill impairment; legal liabilities and other contingencies; and asset retirement obligations. Actual results could differ from those estimates.

INVENTORIES—Merchandise inventories are carried at the lower of cost or market on an average cost basis. Capitalized indirect costs include freight charges for transporting merchandise to warehouses or store locations and operating costs incurred for merchandising, replenishment and distribution activities. Indirect costs included in inventory value at the end of fiscal years 2011 and 2010 were $17.8 million and $18.3 million, respectively. Indirect costs included in inventory value are recognized as an increase in cost of goods sold as the related products are sold.

Inventories are written down to market value when cost exceeds market value, based on historical experience and current information. Reserves for estimated inventory shrinkage based on historical shrinkage rates determined by the Company's physical merchandise inventory counts and cycle counts were $2.3 million and $2.9 million at the end of fiscal years 2011 and 2010, respectively. Reserves for estimated inventory market value below cost, based upon current levels of aged and discontinued product and historical analysis of inventory sold below cost, were $3.4 million and $4.8 million at the end of fiscal years 2011 and 2010, respectively.

DEFERRED CATALOG AND ADVERTISING COSTS—The Company capitalizes the direct cost of producing and distributing its catalogs. Capitalized catalog costs are amortized, once a catalog is mailed, over the expected net sales period, which is generally from one month to 11 months. Advertising costs, which are included in selling, general and administrative ("SG&A") expense, are expensed as incurred and were $6.0 million, $5.6 million and $5.8 million in 2011, 2010 and 2009, respectively. The capitalized value of prepaid catalog and advertising costs on the Balance Sheet was immaterial as of December 31, 2011 and January 1, 2011, respectively.

PROPERTY AND EQUIPMENT—Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the various assets, as follows:

	Estimated Useful Lives
Furniture and equipment	3–7 years
Computer software and hardware	3–7 years
Buildings	25 years

Leasehold improvements are amortized over the lesser of the expected lease term or the estimated useful life of the improvement which is usually about 10 years.

CAPITALIZED INTEREST—The Company capitalizes interest on major capital projects. The Company capitalized $0.1 million in each of the years 2011 and 2010.

CAPITALIZED SOFTWARE COSTS—Capitalized computer software, included in property and equipment, reflects costs related to internally-developed or purchased software that are capitalized and amortized on a straight-line basis, generally over a period ranging from three to seven years.

INTANGIBLE ASSETS—The Company completes an impairment test annually or more frequently if evidence of possible impairment arises. No impairment was recognized in 2009, 2010, or 2011. Amortization expense for other intangible assets was less than $0.1 million in each of the years 2011, 2010 and 2009. Amortization expense in each of the next three years is not deemed significant.

ASSET RETIREMENT OBLIGATIONS—The Company estimates the fair value of obligations to clean up and restore leased properties under agreements with landlords and records the amount as a liability when incurred. Liabilities for asset retirement obligations were $0.8 million as of December 31, 2011, $0.7 million as of January 1, 2011 and $0.4 million as of January 2, 2010. There were no significant changes attributable to the following components during the reporting period: liabilities incurred in 2011, liabilities settled in 2011, accretion expense, and revisions in estimated cash flows.

IMPAIRMENT OF LONG-LIVED ASSETS—The Company reviews long-lived assets, including intangible assets and property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the undiscounted future cash flows from the long-lived asset are less than the carrying value, a loss equal to the difference between carrying value and the fair market value of the asset is recorded. The Company recorded asset impairment charges of less than $0.1 million in fiscal 2011, $0.2 million in 2010 and less than $0.1 million in 2009.

FACILITY CLOSING COSTS—The Company records an obligation for the present value of estimated costs that will not be recovered in the period a store, distribution center or other facility is closed. These costs include employment termination benefits, lease contract termination costs and the book value of abandoned property. For more information, see Note 3.

SELF-INSURANCE OR HIGH DEDUCTIBLE LOSSES—The Company uses a combination of insurance and self-insurance for a number of risk management activities including workers' compensation, general liability and employee-related health care benefits, a portion of which is paid by its associates. Liabilities associated with these risks are estimated primarily based on amounts determined by actuarial analysis, and accrued in part by considering historical claims experience, demographic factors, severity factors and other actuarial assumptions. Any actuarial projection of losses is subject to a high degree of variability. Among the causes of this variability are unpredictable external factors affecting future inflation rates, litigation trends, legal interpretations, benefit level changes and claim settlement patterns.

DEFERRED RENT—Certain of the Company's operating leases contain periods of free or reduced rent or contain predetermined fixed increases in the minimum rent amount during the lease term. For these leases, the Company recognizes rent expense on a straight-line basis over the expected life of the lease, generally about 10 years, including periods of free rent, and records the difference between the amount charged to rent expense and the rent paid as deferred rent. Tenant improvement allowances received from landlords are deferred and amortized to reduce rent expense over the expected life of the lease.

INCOME TAXES—Income taxes are accounted for using the asset and liability method. Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. A valuation allowance is recorded to reduce deferred tax assets to the amount estimated as more likely than not to be realized. The Company also accounts for uncertainties in income taxes recognized in its financial statements. For more information, see Note 8.

SALES AND USE TAX—Net revenues are recorded net of sales and use taxes. Net sales and use taxes are collected and remitted to all jurisdictions in which the Company has a physical presence in accordance with state, provincial and local tax laws.

FAIR VALUE OF FINANCIAL INSTRUMENTS—Fair value of financial instruments represents the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability.

The fair value hierarchy prescribed under accounting principles generally accepted in the United States, or GAAP, contains three levels, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. As of December 31, 2011, the entire $44.0 million of the Company's cash consisted entirely of cash on hand and bank deposits and is classified within Level 1 because they are valued using quoted market prices. As of January 1, 2011, $20.0 million of the Company's cash equivalents consisted of a money market deposit account and is classified within Level 1 because it is valued using quoted market prices.

REVENUE RECOGNITION—Sales, net of estimated returns, are recorded when merchandise is purchased by customers at store locations. Revenue is recognized when merchandise shipped from a warehouse is received by the customer, based upon the estimated date of receipt by the customer. Reserves for sales returns were as follows:

	2011	2010	2009
		(in thousands)	
Reserve for product sales returns—beginning balance	$ (995)	$ (924)	$ (809)
Additions	(1,792)	(1,614)	(1,326)
Deductions	1,705	1,543	1,211
Reserve for product sales returns—ending balance	$ (1,082)	$ (995)	$ (924)

ACCOUNTS RECEIVABLE—Accounts receivable consists of amounts owed to West Marine for sales of services or goods on credit for our wholesale customers. We maintain an allowance for doubtful accounts receivable for estimated losses resulting from the inability of our customers to make required payments. We determine this allowance based on overall estimated exposure. Factors impacting the allowance include the level of gross receivables, the financial condition of our customers and the economic risks for certain customers. The allowances for doubtful accounts receivable were as follows:

	2011	2010	2009
		(in thousands)	
Allowance for doubtful accounts receivable—beginning balance	$ (431)	$ (580)	$ (625)
Additions	(687)	(701)	(781)
Deductions and other adjustments	817	850	826
Allowance for doubtful accounts receivable—ending balance	$ (301)	$ (431)	$ (580)

The Company's policy for writing off uncollectible trade accounts receivables consists of systematic follow-up of delinquent accounts (over 90 days past the customer's terms of sale) and management review of accounts over a set dollar amount.

UNREDEEMED GIFT CARDS—Aggregate sales of gift cards for fiscal years 2011, 2010 and 2009 were $15.4 million, $14.4 million and $13.1 million, respectively. Sales of gift cards are deferred and treated as a liability on our balance sheet either until redeemed by customers in exchange for products or until we determine that future redemption of the card by the customer is remote, also called breakage. Breakage for unused gift cards is recognized using the redemption recognition method. Under this method, we estimate breakage based on Company-specific data by analyzing historical experience and deriving a rate that represents the amount of gift cards that are expected to be unused and not subject to escheatment. This rate is then applied, and breakage is recognized in income, over the period of redemption. Gift card breakage income for 2011, 2010 and 2009 was $0.6 million, $0.5 million and $0.2 million, respectively, and is included as net revenues in our operating results.

WEST ADVANTAGE CUSTOMER LOYALTY PROGRAMS—The Company has a customer loyalty program which allows members to earn points on qualifying purchases. Points earned entitle members to receive certificates that may be redeemed on future purchases through any retail sales channel. A liability is recognized and recorded as a reduction of revenue at the time the points are earned, based on the retail value of certificates projected to be redeemed, less the applicable estimate of breakage based upon historical redemption patterns.

COST OF GOODS SOLD—Cost of goods sold includes costs related to the purchase, transportation and storage of merchandise, shipping expense and store occupancy costs. Consideration in the form of cash or credits received from vendors is recorded as a reduction to cost of goods sold as the related products are sold.

COMPREHENSIVE INCOME (LOSS)—Comprehensive income (loss) consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes income, expenses, gains and losses that bypass the income statement and are reported directly as a separate component of equity. The Company's comprehensive income (loss) in the Consolidated Statements of Stockholders' Equity consists of net loss and foreign currency translation adjustments for all periods presented.

FOREIGN CURRENCY—Translation adjustments result from translating foreign subsidiaries' financial statements into U.S. dollars. West Marine Canada's functional currency is the Canadian dollar. Balance sheet accounts are translated at exchange rates in effect at the balance sheet date. Income statement accounts are translated at average exchange rates during the year. Resulting translation adjustments are included as a component of other comprehensive income in the Consolidated Statements of Stockholders' Equity. Gains (losses) from foreign currency transactions included in SG&A expense for 2011, 2010 and 2009 were $(0.2) million, $0.4 million and $1.9 million, respectively.

ACCRUED EXPENSES—Accrued expenses consist of the following (in thousands):

	2011	2010
Accrued compensation and benefits	$ 10,617	$ 10,637
Accrued bonus	3,560	8,384
Unredeemed gift cards	6,585	6,232
Other accrued expense	20,245	17,676
Accrued expenses	$ 41,007	$ 42,929

NET INCOME PER SHARE—Basic net income per share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted net income per share reflects the potential dilution that could occur if unvested restricted shares and outstanding options to purchase common stock were exercised. Options to purchase approximately 2.2 million shares, 2.1 million shares and 1.7 million shares of common stock that were outstanding in 2011, 2010 and 2009, respectively, have been excluded from the calculation of diluted income per share because inclusion of such shares would be anti-dilutive.

The following is a reconciliation of the Company's basic and diluted net income per share computations (shares in thousands):

	2011		2010		2009	
	Shares	Net Income Per Share	Shares	Net Income Per Share	Shares	Net Income Per Share
Basic	22,762	$ 1.30	22,492	$ 0.59	22,215	$ 0.56
Effect of dilutive stock options	524	(0.03)	522	(0.02)	132	(0.01)
Diluted	23,286	$ 1.27	23,014	$ 0.57	22,347	$ 0.55

DERIVATIVE INSTRUMENTS—The Company did not purchase or hold any derivative financial instruments during the three years ended December 31, 2011.

CASH AND CASH EQUIVALENTS—Cash consists entirely of cash on hand and bank deposits, of which approximately $42.6 million exceeded FDIC insurance limits as of December 31, 2011. As of December 31, 2011, the Company had no cash equivalents. As of January 1, 2011, $20.0 million of the Company's cash equivalents consisted of a money market deposit account.

We had no outstanding checks in excess of funds on deposit (book overdrafts) at December 31, 2011. Outstanding checks in excess of funds on deposit (book overdrafts) totaled $0.8 million at January 1, 2011, and are reflected as accounts payable in the consolidated balance sheet.

SABBATICAL LEAVE—Certain full-time associates are eligible to receive sabbatical leave after each 10 years of continuous employment. The estimated sabbatical liability is based on a number of factors, including actuarial assumptions and historical trends. In both fiscal years 2011 and 2010, the Company had a recorded liability of $0.9 million as an estimate of accumulated sabbatical leave as of the respective balance sheet dates.

NEW ACCOUNTING PRONOUNCEMENT—In June 2011, the Financial Accounting Standards Board ("FASB") issued new guidance requiring the presentation of other comprehensive income in a statement presented with equal prominence to the other primary financial statements. The new guidance eliminates the current option to report other comprehensive income and its components in the statement of stockholder's equity and requires one of two alternatives for the presentation of items of net income and other comprehensive income: in a single continuous statement referred to as the statement of comprehensive income; or in two separate, but consecutive statements. Under either alternative, each component of net income and each component of other comprehensive income, together with totals for each, as well as total comprehensive income would need to be displayed. The new guidance is effective beginning with the filing of our Form 10-Q for the three months ending March 31, 2012, with retrospective application required. As the new guidance only affects the presentation of other comprehensive income, it will not have any impact on the Company's results of operations, financial condition or cash flows.

NOTE 2: SHARE-BASED COMPENSATION

West Marine's Omnibus Equity Incentive Plan (the "Plan") is intended to provide flexibility to the Company in its ability to motivate, attract and retain the services of associates and non-employee directors upon whose judgment, interest and special effort the successful conduct of its operation is largely dependent. The Plan permits a variety of compensation methods, including non-qualified stock options, incentive stock options, restricted stock, restricted stock units and other share-based awards. All associates and non-employee directors are eligible to participate under the Plan, with the exception of Randolph K. Repass, Chairman of the Company's Board of Directors and a significant, but not controlling, stockholder. At year-end 2011, 10,300,000 shares of common stock had been reserved under the Plan and 1,831,614 shares were available for future issuance.

The Company recognizes compensation expense for share-based payments based on the grant date fair value of the awards. Share-based payments consist of stock option grants, restricted share awards, restricted stock units and Associates Stock Buying Plan ("Buying Plan") issuances, each as described further below.

On December 22, 2005, our Board of Directors, upon the recommendation of the Governance and Compensation Committee, approved the acceleration of vesting of all stock options then held by current associates, making all of the outstanding stock options at December 31, 2005 vested and exercisable, primarily to avoid recognition of compensation expense in future periods. The additional pre-tax expense that, absent the accelerated vesting, would have been reflected in the Company's consolidated statements of income for 2009 was approximately $1.4 million.

Share-based compensation expense for 2011, 2010 and 2009 was approximately $2.4 million, $2.5 million and $2.4 million, respectively, of which expense for stock options was $1.8 million, $2.2 million and $2.0 million in 2011, 2010 and 2009, respectively. In 2011, the Company recognized $0.3 million in tax benefits from stock options exercised, restricted stock vested and disqualifying Buying Plan transactions, of which $0.3 million was recognized as excess tax benefits in additional paid-in capital and $0.3 million was recognized as cash flow from financing activities. In 2010, the Company recognized $0.3 million in tax benefits from stock options exercised, restricted stock vested and disqualifying stock purchase plan transactions, of which $0.3 million was recognized as excess tax benefits in additional paid-in capital and $0.3 million was recognized as cash flow from financing activities. In 2009, the Company recognized $0.1 million in tax benefits from stock options exercised, restricted stock vested and disqualifying Buying Plan transactions, of which $0.1 million was recognized as excess tax benefits in additional paid-in capital and $0.1 million was recognized as cash flow from financing activities. The tax benefit was included in the Company's consolidated statement of operations for the same period. Share-based compensation of $0.4 million was included in capitalized indirect inventory in both 2011 and 2009 and $0.3 million in 2010.

Included in cost of goods sold and SG&A expense is share-based compensation expense, net of estimated forfeitures, that have been included in the statements of operations for all share-based compensation arrangements as follows:

(in thousands)	2011	2010	2009
Cost of goods sold	$ 409	$ 334	$ 409
Selling, general and administrative expense	1,985	2,172	2,001
Share-based compensation expense	$ 2,394	$ 2,506	$ 2,410

Stock Options

West Marine awards options to purchase shares of common stock to its non-employee directors and to certain eligible associates employed at the time of the grant. For fiscal 2007 through 2010, options granted to associates under the Plan vest over three years and expire five years following the grant date. Grants in 2006 vested over four years and generally expired five years from the grant date. Grants in 2011 vest over three years and expire seven years from the grant date. Prior to 2011, options granted to non-employee directors vested after six months and expire five years from the grant date. Options granted to non-employee directors in 2011 vest after six months and expire seven years from the grant date. The Company has determined the fair value of options awarded by applying the Black-Scholes Merton option pricing valuation model and using following assumptions:

	2011	2010	2009
Expected price volatility	49%	51%	44%
Risk-free interest rate	1.4%	0.9% - 1.7%	1.2% - 1.9%
Weighted-average expected term (years)	4.5	3.5	3.3
Dividend yield	—	—	—

Expected price volatility: This is the percentage amount by which the price of West Marine common stock is expected to fluctuate annually during the estimated expected life for stock options. Expected price volatility is calculated using historical daily closing prices over a period matching the weighted-average expected term, as management believes such changes are the best indicator of future volatility. An increase in expected price volatility would increase compensation expense.

Share issuance: The Company's policy is to issue new shares of common stock for purchase under the Plan. Shares of common stock are authorized by the Company's Board of Directors, subject to stockholder approval, for issuance under the Plan. Subject to adjustment, the maximum number of shares currently available for grant under the Plan may not exceed 10,300,000 shares.

Risk-free interest rate: This is the U.S. Treasury zero-coupon rate, as of the grant date, for issues having a term equal to the expected life of the stock option. An increase in the risk-free interest rate would increase compensation expense.

Expected term: This is the period of time over which stock options are expected to remain outstanding. The Company calculates expected term based on the average of the vesting period and the full contractual term. An increase in the expected term would increase compensation expense.

Dividend yield: The Company historically has not made any dividend payments nor does it expect to pay dividends in the foreseeable future. An increase in the dividend yield would decrease compensation expense.

A summary of the Company's stock option activity in 2011, 2010 and 2009 is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Option Grant Date Fair Value
Outstanding at year-end 2008 (2,100,069 stock options exercisable at a weighted-average price of $18.57)	3,731,583	13.89	7.52
Granted	724,375	5.82	1.89
Exercised	(60,969)	4.82	2.31
Forfeited	(100,970)	7.49	2.63
Expired	(657,447)	20.49	11.98
Outstanding at year-end 2009 (1,969,741 stock options exercisable at a weighted-average price of $15.32)	3,636,572	11.37	5.80
Granted	734,875	10.95	4.12
Exercised	(184,995)	5.49	2.82
Forfeited	(79,856)	8.11	2.89
Expired	(354,795)	18.84	12.00
Outstanding at year-end 2010 (2,238,084 stock options exercisable at a weighted-average price of $12.85)	3,751,801	10.93	5.08
Granted	452,887	10.36	4.27
Exercised	(270,721)	4.95	1.77
Forfeited	(96,340)	8.56	3.18
Expired	(303,087)	13.71	5.57
Outstanding at year-end 2011 (2,492,684 stock options exercisable at a weighted-average price of $11.72)	3,534,540	11.14	5.24

The weighted-average grant date fair value of options granted in 2011, 2010 and 2009 was $4.27, $4.12 and $1.89 per share, respectively. The aggregate fair value of options vested during 2011, 2010 and 2009 was $4.2 million, $5.4 million and $3.5 million, respectively.

As of market close December 31, 2011, the aggregate intrinsic value for stock options outstanding was $9.2 million in the aggregate, and $7.2 million for options exercisable. The total intrinsic value of options actually exercised was $1.3 million in 2011, $0.9 million in 2010 and $0.2 million in 2009. In 2011, the weighted-average grant date fair value of options granted was $4.27 per share. There were 1,839,059 options that vested in 2011 with an aggregate grant date fair value of $4.2 million. At December 31, 2011, unrecognized compensation expense for stock options, net of expected forfeitures, was $3.0 million, with a weighted-average expense recognition period of 1.9 years.

Additional information for options outstanding at year-end 2011 is as follows:

	Outstanding Options			Exercisable Options		
Range of Exercise Prices	Shares Underlying	Weighted Average Remaining Contractual Term (Years)	Weighted Average Exercise Price	Exercisable Shares	Weighted Average Remaining Contractual Term (Years)	Weighted Average Exercise Price
$ 0 – $ 7.00	1,344,587	1.7	$ 5.59	1,152,122	1.6	$ 5.55
7.01 – 10.75	453,449	6.3	10.33	4,290	2.8	9.02
10.76 – 15.54	1,021,936	2.4	12.39	621,704	1.7	13.31
15.55 – 22.00	525,343	0.6	16.77	525,343	0.6	16.77
22.01 – 29.70	189,225	2.2	29.51	189,225	2.2	29.51
$ 0 – 29.70	3,534,540	2.4	$ 11.14	2,492,684	1.5	$ 11.72

At December 31, 2011, there were 2,698,715 stock options expected to vest in the future, with an intrinsic value of $11.3 million, a weighted-average exercise price of $7.55 per share and a weighted-average remaining contractual term of 0.7 years.

Restricted Share Awards

The Plan also provides for awards of shares to eligible associates and non-employee directors that are subject to restrictions on transfer for a period of time ("restricted shares"). Vesting of restricted shares for eligible associates and non-employee directors is subject to continuing service to West Marine. Restricted shares granted to non-employee directors in 2011 vest 100% one year after the grant date. No other restricted shares have been awarded. Compensation expense for restricted share awards was $0.1 million in 2011. Unrecognized compensation expense for unvested restricted share awards, net of expected forfeitures, was $0.1 million in 2011. A summary of restricted share activity in 2011, 2010 and 2009 is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Unvested at year-end 2008 (weighted-average remaining vesting period of 0.4 years)	19,829	10.28
Granted	8,030	5.97
Vested	(20,420)	9.95
Forfeited	(414)	16.58
Unvested at year-end 2009 (weighted-average remaining vesting period of 0.4 years)	7,025	5.97
Granted	7,303	10.60
Vested	(7,025)	5.97
Forfeited	—	
Unvested at year-end 2010 (weighted-average remaining vesting period of 0.5 years)	7,303	10.60
Granted	13,347	9.95
Vested	(7,303)	10.60
Forfeited	—	
Unvested at year-end 2011 (weighted-average remaining vesting period of 0.5 years)	13,347	9.95

The weighted-average grant date fair value of restricted shares granted in 2011, 2010 and 2009 was $9.95, $10.60 and $5.97 per share, respectively. The total fair value of restricted shares vested in 2011 was $0.1 million, while 2010 was less than $0.1 million and $0.2 million in 2009.

Restricted Stock Units

The Plan also provides for awards of restricted stock units ("RSU's") to eligible associates and non-employee directors that are subject to the recipient's continuing service to the Company. RSU's granted to eligible associates in 2011 vest over a three-year period at the rate of 33%, 33% and 34% on the anniversary of the grant date. No other RSU's have been awarded. Compensation expense for RSU's was $0.2 million in 2011. Unrecognized compensation expense for unvested RSU's, net of expected forfeitures, was $1.1 million in 2011. A summary of RSU activity in 2011 is as follows:

	Number of RSU's	Weighted Average Grant Date Fair Value
Unvested at year-end 2010	—	
Granted	134,544	10.36
Vested	—	
Forfeited	(1,406)	10.36
Unvested at year-end 2011 (weighted-average remaining vesting period of 2.4 years)	133,138	10.36

The weighted-average grant date fair value of RSU's granted in 2011 was $10.36 per share. No RSU's vested in 2011.

Associates Stock Buying Plan

The Company has a Buying Plan under which all eligible associates may elect to participate on semiannual grant dates. Participating associates purchase West Marine shares at 85% of the lower of the closing price on (a) the grant date or (b) the purchase date. Effective November 2009, the Company amended the Buying Plan to include a twelve calendar month holding period for all purchases beginning on the date on which shares are purchased by participants under the Buying Plan. The number of shares purchased under the Buying Plan in 2011, 2010 and 2009 were 83,758, 83,452 and 145,531, respectively. Expense recognized in each of the years 2011, 2010 and 2009 was $0.3 million. Shares available for future issuance under the Buying Plan at the end of 2011, 2010 and 2009 were 591,838, 675,596 and 759,046, respectively. Assumptions used in determining the fair value of shares issued under the Buying Plan during 2011, 2010 and 2009 were as follows:

	2011	2010	2009
Expected price volatility	36%-67%	52%-60%	55%-70%
Risk-free interest rate	0.1%	0.2%-0.3%	0.2%-0.3%
Weighted-average expected term (years)	0.5	0.5	0.5
Dividend yield	—	—	—

NOTE 3: STORE CLOSURES AND OTHER RESTRUCTURING COSTS

Restructuring charges include severance costs, lease termination fees, legal and professional fees paid for lease termination negotiations, and other costs associated with the closure of facilities. Severance benefits are detailed in approved severance plans, which are specific as to number, position, location and timing. In addition, severance benefits are communicated in specific detail to affected employees and are unlikely to change when costs are recorded. Costs are recognized over the period services are rendered, otherwise they are recognized when they are communicated to the employees. These costs are not material to any reportable segment. Other associated costs, such as legal and professional fees, are expensed as incurred.

During fiscal 2009, the Company reached an agreement to sublease a location which had a large lease termination obligation. The terms of this particular agreement were favorable as compared to the original estimate. This resulted in a $1.7 million reversal in 2009 of previously accrued estimated costs.

Costs and obligations (included in "Accrued liabilities" in the Company's consolidated balance sheets) recorded in 2011, 2010 and 2009 in conjunction with the store closures and other restructuring costs are as follows (in thousands):

	Termination Benefits and Other Costs	Store Lease Termination Costs	Total
Ending balance, January 3, 2009	$ 1,069	$ 8,000	$ 9,069
Charges	(158)	(1,588)	(1,746)
Payments	(321)	(2,476)	(2,797)
Ending balance, January 2, 2010	$ 590	$ 3,936	$ 4,526
Reduction in charges	(45)	(216)	(261)
Payments	(252)	(1,771)	(2,023)
Ending balance, January 1, 2011	$ 293	$ 1,949	$ 2,242
Charges (reduction in charges)	19	(69)	(50)
Payments	(152)	(976)	(1,128)
Ending balance, December 31, 2011	$ 160	$ 904	$ 1,064

NOTE 4: PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at fiscal year-end 2011 and 2010 (in thousands):

	At Year-End	
	2011	2010
Furniture and equipment	$ 65,430	$ 61,854
Computer software and hardware	90,492	94,117
Leasehold improvements	68,359	63,432
Land and building	7,439	7,439
Property and equipment, at cost	231,720	226,842
Accumulated depreciation and amortization	(170,974)	(170,359)
Property and equipment, net	$ 60,746	$ 56,483

Depreciation and amortization expense for property and equipment was $14.0 million, $14.7 million and $16.7 million in 2011, 2010 and 2009, respectively.

NOTE 5: LINES OF CREDIT AND LONG–TERM DEBT

The Company has up to $140.0 million in borrowing capacity under a loan and security agreement that remains in effect through August 2014. At the Company's option, and subject to certain conditions set forth in the loan agreement, the Company may increase its borrowing capacity up to an additional $25.0 million during the term. The amount available to be borrowed is based on a percentage of certain of the Company's inventory (excluding capitalized indirect costs) and accounts receivable.

The revolving credit facility is guaranteed by West Marine, Inc. and West Marine Canada Corp. (an indirect subsidiary of West Marine, Inc.) and secured by a security interest in all of our accounts receivable and inventory, certain other related assets, and all proceeds thereof. The revolving credit facility is available for general working capital and general corporate purposes.

At the Company's election, borrowings under the revolving credit facility will bear interest at one of the following options:

1. The prime rate, which is defined in the loan agreement as the highest of:

    a. Federal funds rate, as in effect from time to time, plus one-half of one percent;

    b. LIBOR rate for a one-month interest period plus one percent; or

    c. The rate of interest in effect for such day as publicly announced from time to time by Wells Fargo as its "prime rate;" or

2. The LIBOR rate quoted by the British Bankers Association for the applicable interest period.

In each case, the applicable interest rate is increased by a margin imposed by the loan agreement. The applicable margin for any date will depend upon the amount of available credit under the revolving credit facility. The margin range for option (1) above is between 1.50% and 2.00% for option (2) above is between 2.5% and 3.0%.

The loan agreement also imposes a commitment fee on the unused portion of the revolving credit facility available. For 2011, 2010 and 2009, the weighted-average interest rate on all of our outstanding borrowings was 3.1%, 1.5% and 1.8%, respectively.

Although the loan agreement contains customary covenants, including, but not limited to, restrictions on the Company's ability to incur liens, make acquisitions and investments, pay dividends and sell or transfer assets, it does not contain debt or other similar financial covenants, such as maintaining certain specific leverage, debt service or interest coverage ratios. Instead, the loan is asset-based (which means the Company's lenders maintain a security interest in the Company's inventory and accounts receivable which serve as collateral for the loan), and the amount the Company may borrow under its revolving credit facility at any given time is determined by the estimated value of these assets as determined by the lenders' appraisers. Additionally, the Company must maintain minimum revolving credit availability equal to the greater of $7 million or 10% of the borrowing base. In addition, there are customary events of default under our loan agreement, including failure to comply with our covenants. If we fail to comply with any of the covenants contained in the loan agreement, an event of default occurs which, if not waived by our lenders or cured within the applicable time periods, results in the lenders having the right to accelerate repayment of all outstanding indebtedness under the loan agreement before the stated maturity date and the revolving credit facility could be terminated. These events of default include, after the expiration of any applicable grace periods, payment defaults to the lenders, material inaccuracies of representations and warranties, covenant defaults, material payment defaults (other than under the loan agreement), voluntary and involuntary bankruptcy proceedings, material money judgments, material ERISA events, change of control and other customary defaults. A default under this loan agreement also could significantly and adversely affect the Company's ability to obtain additional or alternative financing. As of December 31, 2011, the Company was in compliance with the covenants under this loan agreement.

At the end of fiscal year 2011, there were no amounts outstanding under this revolving credit facility, $86.9 million was available for future borrowings, and there was $0.6 million in unamortized loan costs. At the end of fiscal year 2010, there were no amounts outstanding under this credit facility, $89.9 million was available to be borrowed, and there was $0.9 million in unamortized loan costs. At the end of fiscal years 2011 and 2010, the Company had $8.3 million and $5.6 million of outstanding commercial and stand-by letters of credit, respectively.

NOTE 6: RELATED PARTY TRANSACTIONS

West Marine had one related party transaction that terminated in 2011 and one that it plans to terminate in 2012. The Company had leased its store in Palo Alto, California from a trust, for which Randolph K. Repass is the trustee since February 2002. Prior to that, the Company leased its Palo Alto store directly from Randolph K. Repass. When it closed this store, the Company opened a nearby store in the general vicinity of Palo Alto and the new store is leased from a party not related to the Company. As a result of the store closure, the final lease payment to the related party for the Palo Alto store location was processed in February 2011. The Company leased its store in New Bedford, Massachusetts from a corporation of which Mr. Repass' brother is the President and his father is a member of the board of directors and a major stockholder. The New Bedford lease expired in February 2012, and the Company currently is operating on a month-to-month tenancy. The Company expects to terminate the New Bedford lease on or around June 2012 in connection with a new store in the neighboring area to be leased from a party unrelated to the Company.

In addition, the Company leases its Watsonville, California support center and its stores in Santa Cruz, California and Braintree, Massachusetts from three partnerships. Mr. Repass is a general partner of each partnership and, together with certain members of his family, owns substantially all of the partnership interests in such partnerships. Geoffrey A. Eisenberg, the Company's Chief Executive Officer, is a 7.5% limited partner in the two partnerships from which the Company leases its Watsonville, California support center and its store in Santa Cruz, California. In July 2011, a lease amendment was signed which reduced the amount of Watsonville, California support center storage space leased to West Marine and extended the storage space lease from November 2011 to October 2016. Due to the lease amendment, the Company's related contractual obligation decreased by immaterial amounts for fiscal years 2011 through 2016. Pursuant to these leases, West Marine paid rent to the above-related parties during fiscal years 2011, 2010 and 2009 in the aggregate amount of approximately $1.6 million, $1.5 million and $1.6 million, respectively. As of December 31, 2011, there were no amounts due from related parties.

NOTE 7: COMMITMENTS AND CONTINGENCIES

The Company leases certain equipment, and space for its retail stores, its distribution centers and its support center. The Company also sublets space at various locations with both month-to-month and non-cancelable sublease agreements. The operating leases of certain stores provide for periodic rent adjustments based on store revenues, the consumer price index and contractual rent increases.

The aggregate minimum annual contractual payments under non-cancelable leases, reduced for sublease income, in effect at fiscal year-end 2011 were as follows (in thousands):

2012	$	44,968
2013		38,047
2014		31,597
2015		27,104
2016		23,310
Thereafter		93,811
Minimum non-cancelable lease payments, net	$	258,837

No assets of the Company were subject to capital leases at fiscal year-end 2011, 2010 and 2009. All but a limited number of the Company's purchase commitments, which are not material, are cancelable without payment and, therefore, have been excluded from the table.

Following is a summary of rent expense by component (in thousands):

	2011	2010	2009
Minimum rent	$ 46,578	$ 44,273	$ 43,826
Percent rent	88	87	98
Sublease income	(43)	(68)	(76)
Rent paid to related parties	1,550	1,528	1,608
Total rent expense	$ 48,173	$ 45,820	$ 45,456

The Company is party to various legal and administrative proceedings, claims and litigation and regulatory compliance audits arising from normal business activities. Additionally, many of these proceedings and audits raise complex factual and legal issues and are subject to uncertainties. The Company cannot predict with assurance the outcome of these matters. Accordingly, material adverse developments, settlements, or resolutions may occur and negatively impact results in the quarter in which such developments, settlements, or resolutions are reached.

Based on the facts currently available, the Company does not believe that the disposition of matters that are pending or asserted, individually or in the aggregate, will have a material adverse effect on future financial results. However, an adverse judgment by a court, administrative or regulatory agency, arbitrator or a settlement could adversely impact the Company's results of operations in any given period.

For legal proceedings where the Company has determined that a loss is probable, there is no material difference between the amount accrued and the reasonably possible amount of loss. For legal proceedings where a loss is reasonably possible, the range of estimated loss is not material.

The Company is subject to various routine and non-routine reviews, audits and investigations by various federal and state governmental regulators, including customs, environmental and tax authorities in the jurisdictions where it conducts business, which may result in assessments of additional taxes, penalties, interest or the revision and recoupment of past payments made based on audit findings. In addition, certain third party suppliers have rights under their contracts with the Company to review and audit its use of their products, and an unfavorable audit could result in an adverse and possibly material claim for payment. The Company accrues a liability for this type of contingency when it believes that it is both probable that a liability has been incurred and that it can reasonably estimate the amount of the loss. The Company believes it has adequately provided for obligations that would result from these legal and sales and use tax proceedings where it is probable it will pay some amounts and the amounts can be estimated; in some cases, however, it is too early to predict a final outcome. The Company is currently under audit for sales taxes in several jurisdictions. The tax periods open to examination by the major taxing jurisdictions for sales and use taxes are fiscal 2007 through fiscal 2011. Management believes that the ultimate resolution of these matters will not have a material effect on the Company's future financial condition or results of operations. At December 31, 2011, accrued liabilities included a loss contingency accrual of $2.6 million related to a recently-finalized software license audit.

NOTE 8: INCOME TAXES

Following is a summary of the (benefit) provision for income taxes (in thousands):

	2011	2010	2009
Currently payable:			
Federal	$ 4,112	$ 1,379	$ (2,828)
State	879	341	463
Foreign	(136)	125	108
	4,855	1,845	(2,257)
Deferred:			
Federal	(3,161)	(996)	(371)
State	(7,597)	—	—
Foreign	(2,538)	171	(209)
	(13,296)	(825)	(580)
Income tax (benefit) expense	$ (8,441)	$ 1,020	$ (2,837)

Following is a summary of the difference between the effective income tax rate and the statutory federal income tax rate:

	2011	2010	2009
Statutory federal tax rate	35.0 %	35.0%	35.0 %
State income taxes, net of federal tax benefit	5.2	1.6	7.2
Non-deductible permanent items	0.7	0.6	0.3
Valuation allowance reversal	(73.9)	—	(42.1)
Valuation allowance on net deferred tax assets	—	(33.4)	(40.3)
Uncertain tax positions	(4.7)	1.1	11.7
Other	(2.1)	2.3	(1.5)
Effective tax rate	(39.8)%	7.2%	(29.7)%

Deferred tax assets and liabilities are recognized for the expected tax consequences of the difference between the tax basis of assets and liabilities and their reported amounts using enacted tax rates in effect for the year the differences are expected to reverse. Following is a summary of the tax effects of temporary differences that give rise to significant components of deferred tax assets and liabilities (in thousands):

	2011	2010
Current:		
Accrued expenses	$ 4,993	$ 5,252
Deferred compensation costs	1,860	1,873
Prepaid expenses	(1,487)	(1,551)
Capitalized inventory costs	1,048	999
Federal effect of state and foreign deferred items	(1,414)	(383)
Net operating loss carryforwards	1,597	—
Change in tax accounting method	(825)	(829)
Other	1,661	1,756
Total current	7,433	7,117
Non-current:		
Deferred rent	2,408	2,001
Fixed assets	(4,869)	(3,487)
Intangible assets	4,012	4,691
Charitable contribution carryforward	27	504
Net operating loss carryforwards	1,517	2,961
State tax credits	5,120	5,302
Federal effect of state and foreign deferred items	(2,072)	—
Share-based compensation	2,162	2,145
Change in tax accounting method	(2,447)	(1,657)
Other	2,551	(1,298)
Total non-current	8,409	11,162
Valuation allowance	(1,692)	(16,874)
Total deferred tax assets	$ 14,150	$ 1,405

Net deferred tax assets were in the accompanying consolidated balance sheet, as follows (in thousands):

		2011		2010
Current deferred income taxes	$	7,118	$	2,997
Non-current deferred income tax assets		7,800		—
Non-current (included in Deferred rent, and other)		(768)		(1,592)
Total deferred tax assets	$	14,150	$	1,405

In evaluating the Company's ability to recover its deferred tax assets, it considers all available positive and negative evidence, including past operating results, the existence of cumulative losses in past fiscal years and the Company's forecast of future taxable income in the jurisdictions in which it has operations. A valuation allowance must be provided if, based on all available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based on historical profits and expectations of future results, the Company determined that it was more likely than not that it would have sufficient future taxable income to utilize the majority of its deferred tax assets and that there was sufficient positive evidence to support the release of the valuation allowance against all but a portion of its U.S. federal and state deferred tax assets in the second quarter of fiscal 2011. The Company, therefore, released $15.7 million of its valuation allowance in that quarter. The Company continues to maintain a valuation allowance in the amount of $1.7 million against its South Carolina state tax credits until sufficient positive evidence exists to support the reversal of this valuation allowance. In 2010 and 2009, the Company maintained a full valuation allowance against all federal, state and Canadian deferred tax assets in the amounts of $16.9 million and $23.2 million, respectively.

At year-end 2011, the Company had no federal income tax net loss carryforwards and $29.4 million of state income tax net loss carryforwards that expire between 2012 and 2029. In addition, the Company had California state enterprise zone credits of $3.4 million that may be used for an indefinite period of time and South Carolina tax credits of $1.7 million that expire between 2013 and 2017. These carryforwards are available to offset future state taxable income. At year-end 2011, the Company had foreign net loss carryforwards of $1.2 million that expire between 2012 and 2029.

Following is a summary of the change in valuation allowance (in thousands):

		2011		2010		2009
Valuation allowance—beginning of year	$	16,874	$	23,195	$	33,900
Valuation allowance reductions		(15,182)		(6,321)		(10,705)
Valuation allowance—end of year	$	1,692	$	16,874	$	23,195

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, various states, Puerto Rico and Canada. The federal statute of limitations for examination by authorities is open for the years 2008 through 2010. With few exceptions, the statute of limitations for state jurisdictions is open for the years 2007 through 2010. The statute of limitations for income tax return examinations is six years for Puerto Rico and seven years for Canada.

Unrecognized tax benefits activity for the fiscal years ending is summarized below (in thousands):

	2011	2010	2009
Unrecognized tax benefit—beginning of year	3,268	3,254	2,293
Additions based on tax positions related to the current year	—	—	57
Additions for tax positions of prior years	69	49	990
Reductions for tax positions of prior years	(218)	(4)	(27)
Settlements	—	(22)	(46)
Lapse of statutes of limitations	(823)	(9)	(13)
Unrecognized tax benefit—end of year	2,296	3,268	3,254

Included in the balance of unrecognized tax benefits at December 31, 2011 and January 1, 2011 are $2.0 million and $2.9 million, respectively, of tax benefits that, if recognized, would affect the Company's effective tax rate.

In 2011, additions to uncertain tax positions related to prior years amounted to $0.1 million. These positions related to reserves for store closures. In 2010, additions to uncertain tax positions related to prior years amounted to less than $0.1 million.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in the provision (benefit) for income taxes. During fiscal year 2011, the Company recognized a benefit for interest and penalties of $0.2 million, while in 2010, interest and penalties expense was $0.2 million. At December 31, 2011, the Company had an accrued interest balance of $0.3 million and penalties totaling less than $0.1 million. At January 1, 2011, the Company had an accrued interest balance of $0.4 million and penalties totaling $0.1 million. The Company is unable to make a determination as to whether or not recognition of any unrecognized tax benefits will occur within the next 12 months nor can we make an estimate of the range of any potential changes to the unrecognized tax benefits.

NOTE 9: EMPLOYEE BENEFIT PLANS

The Company has a defined contribution savings plan covering all eligible associates. The Company matches 33% of an employee's contribution up to 5% of the employee's annual compensation, subject to statutory limitations. The Company's contributions to the plan were $0.5 million for fiscal year 2011 and $0.6 million for fiscal years 2010 and 2009. Plan participants may choose from an array of mutual fund investment options. The plan does not permit investments in West Marine common stock.

NOTE 10: SEGMENT INFORMATION

The Company has three reportable segments—Stores, Port Supply (wholesale) and Direct-to-Customer (which we formerly referred to as Direct Sales)—all of which sell merchandise directly to customers. The Stores segment sells products through the Company's store locations. The Port Supply segment sells products directly to wholesale customers through our wholesale website and our call center. The Direct-to-Customer segment sells products through our retail eCommerce website, direct mail catalogs and our call center. The customer base overlaps between the Company's Stores and Port Supply segments, and between its Stores and Direct-to-Customer segments. All processes for the three segments within the supply chain are commingled, including purchases from vendors, distribution center activity and customer delivery. Revenues from external customers are derived from merchandise sales, and the Company does not rely on any major customers as a source of revenue.

The Company considers its individual stores to be operating segments. Each store's operating performance has been aggregated into one reportable segment. The Company's individual store operating segments are aggregated for financial reporting purposes because they are similar in each of the following areas: economic characteristics; class of consumer; nature of products; and distribution methods. The Company recorded non-cash asset impairment charges of less than $0.1 million in fiscal 2011, $0.2 million in 2010 and less than $0.1 million in 2009 primarily related to the Stores segment. The Company believes that disaggregating its operating segments would not provide meaningful additional information.

In addition to the Company's 10 stores located in Canada and three franchised stores located in Turkey, revenues are attributed to geographic locations based on the location to which the Company ships its products. Through the Direct-to-Customer segment, the Company promotes and sells products internationally through both its website and call center. The Company operates primarily in the United States with foreign revenues representing less than 5% of total net revenues during fiscal years 2011, 2010 and 2009, and foreign long-lived assets totaled less than 2% of long-lived assets at each of these dates.

Segment assets are those directly allocated to an operating segment's operations. For the Stores segment, assets primarily consist of leasehold improvements, computer assets, fixtures, land and buildings. For the Port Supply and Direct-to-Customer segments, assets primarily consist of information technology assets. Unallocated assets include merchandise inventory, shared technology infrastructure, distribution centers, corporate headquarters, prepaid expenses, deferred taxes and other assets. Capital expenditures and depreciation expense for each segment are allocated to the assets assigned to the segment. Contribution is defined as net revenues less product costs and direct expenses.

Following is financial information related to the Company's business segments (in thousands):

	2011	2010	2009
Net revenues:			
Stores	$ 578,863	$ 560,482	$ 525,392
Port Supply	27,450	28,309	28,936
Direct-to-Customer	37,130	34,011	34,088
Consolidated net revenues	$ 643,443	$ 622,802	$ 588,416
Contribution:			
Stores	$ 81,827	$ 77,591	$ 64,239
Port Supply	(3,020)	(2,809)	(1,736)
Direct-to-Customer	6,266	5,942	6,829
Consolidated contribution	$ 85,073	$ 80,724	$ 69,332
Reconciliation of consolidated contribution to net income:			
Consolidated contribution	$ 85,073	$ 80,724	$ 69,332
Less:			
Indirect costs of goods sold not included in consolidated contribution	(28,148)	(30,413)	(26,688)
General and administrative expense	(34,786)	(35,427)	(32,299)
Interest expense	(918)	(637)	(806)
Benefit (provision) for income taxes	8,441	(1,020)	2,837
Net income	$ 29,662	$ 13,227	$ 12,376

	2011	2010	2009
Assets:			
Stores	$ 40,266	$ 34,722	$ 37,659
Port Supply	4,980	4,771	4,414
Direct-to-Customer	44	112	412
Unallocated	290,367	269,281	249,752
Total assets	$ 335,657	$ 308,886	$ 292,237
Capital expenditures:			
Stores	$ 13,937	$ 10,246	$ 9,354
Port Supply	—	—	26
Direct-to-Customer	55	—	—
Unallocated	3,718	3,893	4,375
Total capital expenditures	$ 17,710	$ 14,139	$ 13,755
Depreciation and amortization:			
Stores	$ 9,395	$ 9,506	$ 10,385
Port Supply	32	96	190
Direct-to-Customer	109	229	324
Unallocated	4,778	5,095	6,131
Total depreciation and amortization	$ 14,314	$ 14,926	$ 17,030

NOTE 11: QUARTERLY FINANCIAL DATA

(Unaudited and in thousands, except per share data)

	2011			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net revenues	$ 113,817	$ 235,963	$ 180,269	$ 113,394
Gross profit	24,681	84,846	54,691	20,781
Selling, general and administrative expense	36,871	44,592	41,789	39,608
Income (loss) from operations	(12,113)	40,246	12,890	(18,884)
Net income (loss)	(12,345)	44,743	11,216	(13,952)
Net income (loss) per share:				
Basic	$ (0.55)	$ 1.97	$ 0.49	$ (0.61)
Diluted	(0.55)	1.92	0.48	(0.61)
Stock trade price:				
High	$ 13.36	$ 11.00	$ 10.43	$ 11.63
Low	9.80	9.85	7.70	7.01

	2010			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net revenues	$ 109,559	$ 233,390	$ 172,544	$ 107,309
Gross profit	25,037	82,487	49,574	18,543
Selling, general and administrative expense	34,510	46,226	41,817	38,284
Income (loss) from operations	(9,365)	36,158	7,787	(19,695)
Net income (loss)	(9,532)	35,118	7,426	(19,785)
Net income (loss) per share:				
Basic	$ (0.43)	$ 1.56	$ 0.33	$ (0.88)
Diluted	(0.43)	1.52	0.32	(0.88)
Stock trade price:				
High	$ 11.70	$ 13.05	$ 11.48	$ 11.05
Low	8.16	9.44	8.42	8.99

ITEM 9—CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A—CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We conducted, under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Based on our evaluation, we concluded that, as of December 31, 2011, our disclosure controls and procedures were effective.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2011 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B—OTHER INFORMATION

None.

PART III

ITEM 10—DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item is incorporated by reference from our definitive proxy statement for the 2012 annual meeting of stockholders.

ITEM 11—EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference from our definitive proxy statement for the 2012 annual meeting of stockholders.

ITEM 12—SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated by reference from our definitive proxy statement for the 2012 annual meeting of stockholders.

ITEM 13—CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference from our definitive proxy statement for the 2012 annual meeting of stockholders.

ITEM 14—PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item is incorporated by reference from our definitive proxy statement for the 2012 annual meeting of stockholders.

PART IV

ITEM 15—EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this report:

1 & 2.	Reports of Independent Registered Public Auditing Firm
	Consolidated Balance Sheets as of fiscal year-end 2011 and 2010
	Consolidated Statements of Operations for fiscal years 2011, 2010 and 2009
	Consolidated Statements of Stockholders' Equity for fiscal years 2011, 2010 and 2009
	Consolidated Statements of Cash Flows for fiscal years 2011, 2010 and 2009
	Notes to Consolidated Financial Statements
3	Exhibits:

Exhibit Index

Exhibit Number	Exhibit
3.1	Certificate of Incorporation of West Marine, Inc., as amended (incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K filed March 18, 2004).
3.2	Bylaws of West Marine, Inc., as amended (incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K filed March 13, 2007).
4.1	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-1 (Registration No. 33-69604)).
10.1	Form of Indemnification Agreement between West Marine, Inc. and its directors and officers (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 29, 2002).
10.2*	West Marine, Inc. Omnibus Equity Incentive Plan, as amended and restated (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated May 19, 2011 and filed on May 20, 2011).
10.2.1*	Form of Notice of Grant of Stock Options and Stock Option Agreement for Associates (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated May 19, 2011 and filed on May 20, 2011).
10.2.2*	Form of Notice of Grant of Restricted Stock Units and Restricted Stock Unit Agreement for Associates (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated May 19, 2011 and filed on May 20, 2011).
10.2.3*	Form of Notice of Grant of Stock Options and Stock Option Agreement for Non-Employee Directors (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K dated May 19, 2011 and filed on May 20, 2011).
10.2.4*	Form of Notice of Grant of Restricted Stock Award and Restricted Stock Award Agreement for Non-employee Directors (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K dated May 19, 2011 and filed on May 20, 2011).
10.2.5*	Notice to holders of West Marine, Inc. stock options regarding accelerated vesting (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K dated December 22, 2005 and filed on December 29, 2005).
10.3*	West Marine, Inc. Associates Stock Buying Plan, as amended and restated effective November 1, 2009 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended October 3, 2009).
10.4	Lease Agreement, dated as of January 28, 2011, by and between PanCal West Marine 287 LLC and West Marine Products, Inc., for the Hollister, California distribution facility (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated January 28, 2011 and filed on January 31, 2011).
10.4.1	Addendum to Lessor, dated as of January 28, 2011, to the Lease Agreement for the Hollister, California distribution facility (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated January 28, 2011 and filed on January 31, 2011).
10.5	Lease Agreement, dated as of March 11, 1997, between Cabot Industrial Venture A, LLC, as successor to Cabot Industrial Properties, L.P., as successor to W/H No. 31, L.L.C, and West Marine, Inc., for the Rock Hill, South Carolina distribution facility and other agreements thereto (incorporated by reference to Exhibit 10.14 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 29, 1997).
10.5.1	First Amendment, dated as of August 11, 1998, to the Lease Agreement for the Rock Hill, South Carolina distribution facility and other agreements thereto (incorporated by reference to Exhibit 10.11.1 to the Company's Annual Report on Form 10-K for the year ended December 29, 2001).

Exhibit Number	Exhibit
10.5.2	Second Amendment, dated as of April 18, 2000, to the Lease Agreement for the Rock Hill, South Carolina distribution facility and other agreements thereto (incorporated by reference to Exhibit 10.11.2 to the Company's Quarterly Report on Form 10-K for the year ended December 29, 2001).
10.5.3	Third Amendment, dated as of July 26, 2004, to the Lease Agreement for the Rock Hill, South Carolina distribution facility (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated October 4, 2004 and filed on October 8, 2004).
10.6	Lease Agreement, dated June 26, 1997, by and between Watsonville Freeholders, L.P. and West Marine Products, Inc. (incorporated by reference to Exhibit 10.14 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 28, 1997).
10.6.1	First Amendment of Lease, dated July 27, 2005, by and between Watsonville Freeholders, L.P. and West Marine Products, Inc. (incorporated by reference to Exhibit 10.14 to the Company's Current Report on Form 8-K dated July 27, 2005 and filed on July 28, 2005).
10.6.2	Second Amendment of Lease, dated December 22, 2005, by and between Watsonville Freeholders, L.P. and West Marine Products, Inc. (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated December 22, 2005 and filed on December 29, 2005).
10.6.3	Third Amendment of Lease, dated November 30, 2006, by and between Watsonville Freeholders, L.P. and West Marine Products, Inc. (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K dated July 29, 2009 and filed on July 30, 2009).
10.6.4	Fourth Amendment of Lease, dated July 29, 2009, by and between Watsonville Freeholders, L.P. and West Marine Products, Inc. (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K dated July 29, 2009 and filed on July 30, 2009).
10.6.5	Fifth Amendment of Lease, dated July 15, 2011, by and between Watsonville Freeholders, L.P. and West Marine Products, Inc. (incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K dated July 15, 2011 and filed on July 20, 2011).
10.7	Amended and Restated Loan and Security Agreement, dated as of August 23, 2010, by and among West Marine Products, Inc., each of the other persons that are signatories thereto as borrowers, each of the persons that are signatories thereto as guarantors, the lenders that are signatories thereto, Wells Fargo Retail Finance, LLC, as agent for the lenders, and Wells Fargo Capital Finance, LLC, as sole lead arranger and sole bookrunner (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated August 23, 2010 and filed on August 27, 2010).
10.7.1	Loan and Security Agreement dated as of December 29, 2005, among West Marine Products, Inc., each of the persons identified as borrowers, and each of the persons identified as guarantors and each of the persons identified as lenders (incorporated by reference to Exhibit 10.1 to West Marine's Current Report on Form 8-K dated December 29, 2005 and filed on January 4, 2006).
10.8	Marketing Agreement, dated as of January 14, 2003, by and among Boat America Corporation, the Boat Owners Association of The United States and West Marine Products, Inc. (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended October 2, 2004).
10.8.1	Amendment, dated as of April 7, 2005, to Marketing Agreement, dated as of January 14, 2003, by and among Boat America Corporation, the Boat Owners Association of The United States and West Marine Products, Inc. (incorporated by reference to Exhibit 10.1.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended April 2, 2005).
10.9*	Letter Agreement, dated as of December 10, 2007, by and between West Marine, Inc. and Geoffrey A. Eisenberg (incorporated by reference to Exhibit 10.1 to West Marine's Current Report on Form 8-K dated December 10, 2007 and filed on December 14, 2007).

Exhibit Number	Exhibit
10.9.1*	Confidentiality and Non-Solicitation Agreement, dated as of December 14, 2007, by and between West Marine, Inc. and Geoffrey A. Eisenberg (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated December 10, 2007 and filed on December 14, 2007).
10.9.2*	First Amendment to Letter Agreement, dated as of November 7, 2008, by and between West Marine, Inc. and Geoffrey A. Eisenberg (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated November 7, 2008 and filed on November 13, 2008).
10.10*	Executive Employment Agreement, dated as of December 11, 2006, by and among West Marine, Inc., West Marine Products, Inc. and Thomas Moran (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated December 11, 2006 and filed on December 12, 2006).
10.10.1*	First Amendment to Executive Employment Agreement, dated as of September 27, 2007, by and among West Marine, Inc., West Marine Products, Inc. and Thomas Moran (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 29, 2007).
10.11*	Executive Termination Compensation Agreement, dated as of September 9, 2004, by and between West Marine, Inc. and Bruce Edwards (incorporated by reference to Exhibit 10.15 of the Company's Annual Report on Form 10-K for the year ended December 31, 2005).
10.12*	Offer Letter, dated as of February 7, 2006, to Ronald Japinga from West Marine, Inc. (incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007).
10.12.1*	Executive Termination Compensation Agreement, dated as of February 13, 2006, by and between West Marine, Inc. and Ronald Japinga. (incorporated by reference to Exhibit 10.4 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007).
10.13*	Executive Officer Serverance Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated March 16, 2011 and filed on March 22, 2011).
21.1**	List of Subsidiaries.
23.1**	Consent of Grant Thornton LLP.
31.1**	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
31.2**	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.
32.1**	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934, as amended.
101.INS†	XBRL Instance Document.
101.SCH†	XBRL Taxonomy Extension Schema Document.
101.CAL†	XBRL Taxonomy Calculation Linkbase Document.
101.DEF†	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB†	XBRL Taxonomy Label Linkbase Document.
101.PRE†	XBRL Taxonomy Presentation Linkbase Document.

* Indicates a management contract or compensatory plan 01' arrangement within the meaning of Item 601(b) (1 O)(iii) of Regulation S-K.

** Filed with West Marine's Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the Commission on March 7, 2012.

† Attached as Exhibit 101 to this report are the following documents formatted in XBRL (Extensible Business Reporting Language): (i) the consolidated balance sheets as of December 31, 2011 and January 1, 2011; (ii) the consolidated statements of operations for the fiscal years ended December 31, 2011, January 1, 2011 and January 2, 2010; and (iii) the consolidated statements of cash flows for the fiscal years ended December 31, 2011, January 1, 2011 and January 2, 2010. Users of this data are advised pursuant to Rule 406T of Regulation S-T that this interactive data file is deemed not filed or part of a registration statement or prospectus for purposes of Section 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 7, 2012

WEST MARINE, INC.

By: /s/ GEOFFREY A. EISENBERG

Geoffrey A. Eisenberg
President and Chief Executive Officer

Power of Attorney

West Marine, Inc. a Delaware corporation, and each person whose signature appears below, constitutes and appoints Geoffrey A. Eisenberg and Thomas R. Moran, and either of them, with full power to act without the other, such person's true and lawful attorneys-in-fact, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign this annual report on Form 10-K and any and all amendments to such annual report on Form 10-K and other documents in connection therewith, and to file the same, and all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing necessary or desirable to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of West Marine, Inc. and in the capacities and on the dates indicated.

Signature Capacity

/s/ GEOFFREY A. EISENBERG

Geoffrey A. Eisenberg
President, Chief Executive Officer and Director
(Principal Executive Officer)

March 7, 2012

/s/ THOMAS R. MORAN

Thomas R. Moran
Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

March 7, 2012

/s/ RANDOLPH K. REPASS

Randolph K. Repass
Chairman of the Board and Director

March 7, 2012

/s/ DENNIS MADSEN

Dennis Madsen
Director

March 7, 2012

/s/ DAVID MCCOMAS

David McComas
Director

March 7, 2012

/s/ BARBARA RAMBO

Barbara Rambo
Director

March 7, 2012

/s/ ALICE M. RICHTER

Alice M. Richter
Director

March 7, 2012

/s/ PETER ROY

Peter Roy
Director

March 7, 2012

/s/ CHRISTIANA SHI

Christiana Shi
Director

March 7, 2012

[This page intentionally left blank.]

West Marine 500 Westridge Drive • Watsonville, California 95076 • 831.728.2700 • westmarine.com

002CSN0494

ompany Data

oard of Directors

andolph K. Repass
ounder of West Marine, Inc. and Chairman since 1968

eoffrey A. Eisenberg
rector of West Marine, Inc. since 1977
esident and Chief Executive Officer

ennis F. Madsen
ector of West Marine, Inc. since 2010, Governance and
mpensation Committee member;
rmer President and Chief Executive Officer,
creational Equiment, Inc.

avid McComas
ector of West Marine, Inc. since 1996, Governance and
mpensation Committee member, and Presiding Independent Director;
tired Chairman, President and Chief Executive Officer,
e Care Centers of America, Inc.

arbara L. Rambo
ector of West Marine, Inc. since 2009, Governance and
mpensation Committee Chair and Audit Committee member;
ief Executive Officer, Taconic Management Services

lice M. Richter
ector of West Marine, Inc. since 2005, Audit Committee Chair
d Financial Expert;
tired Partner, KPMG LLP

hristiana Shi
ector of West Marine, Inc. since 2011, Audit Committee member;
/Chief Operating Officer, Global Direct to Consumer, NIKE, Inc.

r more information about our Board members, please refer
West Marine, Inc.'s 2012 Proxy Statement.

amed Executive Officers

eoffrey A. Eisenberg
esident and Chief Executive Officer

homas R. Moran
nior Vice President and Chief Financial Officer

ruce Edwards
ecutive Vice President of Stores, Port Supply and Direct-to-Customer

on Japinga
ecutive Vice President of Merchandising, Replenishment and Logistics

Company Information

Company Headquarters
500 Westridge Drive
Watsonville, California 95076
(831) 728-2700

Transfer Agent
Computershare Investor Services
P.O. Box 43078
Providence, Rhode Island 02940-3078
www.computershare.com/investor

Legal Counsel
Dow Lohnes PLLC
1200 New Hampshire Avenue, N.W.
Washington, DC 20036
www.dowlohnes.com

Independent Registered Public Accounting Firm
Grant Thornton LLP
One California Street
San Francisco, California 94111
www.grantthornton.com

Securities and Exchange Commission
Copies of West Marine's annual reports on Form 10-K and quarterly reports on Form 10-Q (each, exclusive of exhibits) are available without charge upon written request to:

Attention: Secretary
West Marine, Inc.
500 Westridge Drive
Watsonville, California 95076

Annual reports are available online at www.westmarine.com via the Investor Relations section.
West Marine does not distribute quarterly reports to its stockholders.

002CSN0494